NEOMAGIC CORPORATION

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

2007 ANNUAL REPORT

NEOMAGIC
CORPORATION

3250 Jay Street
Santa Clara, California 95054
(408) 988-7020

May 29, 2007

Dear NeoMagic Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NeoMagic Corporation (the "Company"), which will be held on July 12, 2007 at 10:00 a.m., local time, at the offices of our outside legal counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California.

This booklet includes the Notice of the Annual Meeting of Stockholders and the Proxy Statement. The Proxy Statement describes the business to be transacted at the Annual Meeting and also provides important information about the Company and the items to be voted upon that you should consider when you vote your shares. Also included with this booklet is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2007. We encourage you to read the Annual Report. It includes information on the Company's operations, markets, products and services, as well as the Company's audited financial statements.

At this meeting, among other things, you will be asked to consider and vote upon the election of six directors. All six of the nominees are currently directors of the Company. Your Board of Directors recommends that you vote FOR all of the nominees.

In addition, you will be asked to ratify the Audit Committee's appointment of Stonefield Josephson, Inc. as the Company's independent registered public accounting firm for the fiscal year ending January 27, 2008. Stonefield Josephson, Inc. has audited the Company's financial statements since fiscal 2006. Your Board of Directors recommends that you vote FOR this proposal.

You will also be asked to approve an amendment to the Company's 2006 Employee Stock Purchase Plan (the "2006 Plan") to provide for an increase in the number of shares of Common Stock available for issuance under the 2006 Plan by 100,000. This plan allows eligible employees of the Company to purchase shares of the Company's common stock through payroll deductions. Your Board of Directors has approved this amendment and recommends that you vote FOR this proposal.

You will also be asked to approve an amendment to the Company's 2003 Stock Plan (the "2003 Plan") to provide for an increase in the number of shares of Common Stock available for issuance under the 2003 Plan by 500,000. This plan permits the grant of stock options, stock appreciation rights and stock purchase rights to eligible employees, non-employee directors and consultants in order for us to continue to attract and retain outstanding and highly skilled individuals. Your Board of Directors has approved this amendment and recommends that you vote FOR this proposal.

Finally, you will be asked to consider such other business as may properly come before the meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares of common stock be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting and accompanying Proxy Statement, please complete, date and sign the enclosed proxy card and mail it promptly in the envelope provided.

Very truly yours,

Douglas R. Young
President and Chief Executive Officer

NEOMAGIC CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held July 12, 2007

To the Stockholders of NeoMagic Corporation:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NeoMagic Corporation, a Delaware corporation (the "Company"), will be held on July 12, 2007 at 10:00 a.m., local time, at the offices of our outside legal counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California.

At the Annual Meeting, stockholders will be asked:

1. To elect six directors;

2. To ratify the appointment of Stonefield Josephson, Inc. as the Company's independent registered public accounting firm for the fiscal year ending January 27, 2008;

3. To increase the number of shares available for issuance under the Company's 2006 Employee Stock Purchase Plan by 100,000;

4. To increase the number of shares available for issuance under the Company's 2003 Stock Plan by 500,000; and

5. To transact such other business as may properly come before the Annual Meeting and any adjournment of the Annual Meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting. Stockholders of record as of the close of business on May 25, 2007 are entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of stockholders entitled to vote will be available at the Secretary's office, 650 Page Mill Road, Palo Alto, California, 94304-1050 for ten days prior to the Annual Meeting.

IT IS IMPORTANT THAT YOUR SHARES ARE REPRESENTED AT THIS MEETING. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING, WE HOPE THAT YOU WILL PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THIS WILL NOT LIMIT YOUR RIGHTS TO ATTEND OR VOTE AT THE ANNUAL MEETING.

By Order of the Board of Directors,

/s/ Michael J. Danaher

Michael J. Danaher
Secretary

Santa Clara, California
May 29, 2007

NEOMAGIC CORPORATION
3250 Jay Street
Santa Clara, California 95054

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS

Proxy Statement

Matters to be Considered

At the Annual Meeting of Stockholders (the "Annual Meeting"), the stockholders of NeoMagic Corporation (the "Company") will be asked to: (i) elect six directors, (ii) ratify the appointment of Stonefield Josephson, Inc. as the Company's independent registered public accounting firm for the fiscal year ending January 27, 2008, (iii) approve an amendment to the Company's 2006 Employee Stock Purchase Plan to increase the number of shares reserved thereunder by 100,000, and (iv) approve an amendment to the Company's 2003 Stock Plan to increase the number of shares reserved thereunder by 500,000. The Board of Directors knows of no matters that are to be brought before the Annual Meeting other than as set forth in the Notice of the Annual Meeting. If any other matters properly come before the Annual Meeting, the person named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

This Proxy Statement and the accompanying form of Proxy are first being mailed on or about June 6, 2007 to all stockholders entitled to vote at the Annual Meeting.

Date, Time, Place, Record Date and Shares Entitled to Vote

The enclosed proxy is solicited on behalf of the Company's Board of Directors for use at the Annual Meeting to be held on July 12, 2007, at 10:00 a.m., local time, or any continuation or adjournment thereof, for the purposes set forth herein and the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the offices of our outside legal counsel, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California. The telephone number at this address is (650) 493-9300.

The Company's principal executive offices are located at 3250 Jay Street, Santa Clara, California 95054.

The Company has set May 25, 2007 as the record date (the "Record Date"). The stockholders of record at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, the Company had 12,304,648 shares of common stock outstanding and entitled to vote, with each share entitled to one vote. The last sale price reported on Nasdaq for the Company's Common Stock on the Record Date was $3.09 per share.

Quorum

The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of the shares of NeoMagic Common Stock outstanding on the Record Date must be present in person or represented by proxy. Both abstentions and broker non-votes are counted as present or represented for the purpose of determining the presence of a quorum.

Vote Required

In the election of directors, the six persons receiving the highest number of "FOR" votes at the Annual Meeting will be elected. All other proposals require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote on those proposals at the Annual Meeting (the

"Votes Cast"). If a stockholder holds shares beneficially in "street name" (shares held in a brokerage account or by another nominee) and does not provide the stockholder's broker with voting instructions, such shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without specific instructions from the beneficial owner and such instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes on a particular matter are not considered to be Votes Cast with respect to that matter. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Abstentions are considered to be Votes Cast and therefore have the same effect as votes against the matter.

In the election of directors, a stockholder may elect to cumulate votes. Cumulative voting permits the stockholder to allocate among the director nominees, in the stockholder's discretion, a total number of votes equal to the number of director positions to be filled multiplied by the number of shares such stockholder holds. For example, if a stockholder owns 100 shares of stock, and there are six directors to be elected at the Annual Meeting, the stockholder could allocate 600 "FOR" votes (6 times 100) among as few as one or as many as six of the nominees to be voted on at the Annual Meeting. However, no stockholder shall be entitled to cumulate votes for any candidate unless the candidate's name has been properly placed in nomination prior to the voting and the stockholder, or any other stockholder, has given notice at the meeting prior to the voting of the intention to cumulate votes. On all other matters, each share has one vote.

Voting and Revocation of Proxies

To vote by proxy, stockholders should complete, date, sign and promptly return the accompanying form of proxy in the envelope provided. Shares of common stock represented by properly executed proxies received by the Company and not revoked will be voted at the Annual Meeting in accordance with the instructions contained therein. If instructions are not given, your shares will be voted in accordance with the recommendations of the Board (FOR all of the Company's nominees to the Board, FOR ratification of the independent registered public accounting firm, FOR the amendment of the 2006 Employee Stock Purchase Plan, FOR amendment of the 2003 Stock Plan, and in the discretion of the proxy holders on any other matters that properly come before the meeting).

Any proxy signed and returned by a stockholder may be revoked at any time before it is voted. It may be revoked by filing a written notice of revocation or a duly executed proxy bearing a later date with the Secretary of the Company at the Company's principal offices, located at 3250 Jay Street, Santa Clara, California 95054, or it may be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Deadline for Receipt of Proposals or Nominations by Stockholders

Pursuant to the Company's Bylaws, any proposals of stockholders of the Company or nominations for director that are intended to be presented by such stockholders at the Company's 2008 Annual Meeting of Stockholders must be received in writing by the Secretary of the Company at our principal executive offices no later than February 8, 2008 (120 days before the anniversary of the mailing date of this proxy statement). Any nominations for election to the board of directors at the next annual meeting received by the Company by such date will be considered by the Nominating and Corporate Governance Committee of our Board of Directors.

Proxy Solicitation

The cost for this solicitation will be borne by the Company. The Company has retained the services of the Altman Group to assist in the solicitation of proxies at an estimated fee of approximately $6,000, plus reimbursement of reasonable costs and expenses. The Company may reimburse brokerage firms and persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitations by directors, officers or employees of the Company. No additional compensation will be paid for any such services.

Basis of Presentation

The Company's fiscal year generally consists of a fifty-two week period ending on the Sunday closest to the January month end. Fiscal year 2007 ended on January 28, 2007.

Annual Report/Form 10-K

Our 2007 Annual Report to stockholders, which includes our Annual Report on Form 10-K (without certain exhibits which are excluded from our Annual Report to Stockholders pursuant to Rule 14a-3(b) of the Exchange Act) for the fiscal year ended January 28, 2007, is being mailed concurrently with this proxy statement as one document to all stockholders of record as of May 25, 2007. Those exhibits that are excluded from our Annual Report to Stockholders as described above are available for the cost of photocopying. To receive a copy, please write to: Investor Relations, NeoMagic Corporation, 3250 Jay Street, Santa Clara, CA 95054.

PROPOSAL ONE—ELECTION OF DIRECTORS

A board of six (6) directors is nominated for election at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's six nominees named below. All nominees are currently directors of the Company. If any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the current Board of Directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. If additional persons are nominated for election as director, or if any nominee becomes unable or declines to serve as director, the proxy holders intend to vote all proxies received by them in such a manner and in accordance with cumulative voting as will assure the election of as many of the nominees listed below as possible, and in such event the specific nominees to be voted for will be determined by the proxy holders. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been duly elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such person is or was to be elected as a director or officer of the Company. There are no family relationships among any executive officers and directors.

Nominees for Directors

Set forth below is certain information regarding the nominees:

Name	Age	Position
Douglas R. Young	62	President, Chief Executive Officer and Director
Anil K. Gupta (1)(2)(3)	57	Director
Brett A. Moyer	49	Director
Carl Stork (1)(2)(3)	47	Director
Steve Valenzuela (1)(2)(3)	50	Director
Syed Zaidi	48	Chief Operating Officer and Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Douglas R. Young has served as President, Chief Executive Officer and a Director of the Company since April 2005. Prior to his promotion to President and Chief Executive Officer, he was NeoMagic's Vice President of Worldwide Sales, having joined NeoMagic in February 2004. Before joining NeoMagic, Mr. Young was Senior Vice President of Worldwide Sales at Planetweb, Inc., a provider of embedded multimedia application and browser software for consumer electronics devices, from August 1999 to October 2003. At Planetweb, Mr. Young worked with customers such as Samsung, Sharp, Philips and other large OEMs. Mr. Young has managed sales in many different environments ranging between large systems enterprise sales to the 'Fortune 500' and ODM and OEM sales in the consumer electronics market. He has over 25 years experience working for companies such as IBM, Storage Technology Corporation, Unilease Computer Corporation, Data General and Hitachi Data Systems. He has worked in hardware and software sales, and he was President and CEO of a computer and satellite leasing company. Mr. Young has a Bachelor of Arts Degree from Princeton University and a Masters Degree in Business Administration from The Stern School of Business at New York University.

Dr. Anil K. Gupta has served as a Director of the Company since November 2000. Dr. Gupta is the Ralph J. Tyser Professor of Strategy at the Robert H. Smith School of Business, University of Maryland at College Park where he has served on the faculty since 1986. Dr. Gupta holds a B. Tech. degree from the Indian Institute of Technology, an M.B.A. from the Indian Institute of Management, and a Ph.D. in business strategy from the Harvard Business School.

Brett A. Moyer has served as a Director of the Company since March 2007. Mr. Moyer has been president and chief executive officer and a board member of Focus Enhancements, Inc., a provider of solutions in advanced, proprietary video and wireless video technologies, since September 2002 and from May 1997 to September 29, 2002, Mr. Moyer was their executive vice president and chief operating officer. From February 1986 to April 1997, Mr. Moyer worked at Zenith Electronics Corporation, Glenview, Illinois, where he was most recently the vice president and general manager of Zenith's Commercial Products Division. Mr. Moyer has also served as vice president of sales planning and operations at Zenith where he was responsible for forecasting, customer service, distribution, MIS and regional credit operations. Mr. Moyer has a Bachelor of Arts in Economics from Beloit College in Wisconsin and a Masters of International Management with a concentration in finance and accounting from The American Graduate School of International Management (Thunderbird).

Carl Stork has served as a Director of the Company since June 2002. Mr. Stork is chief executive officer and a board member of Digital Domain, a full-service digital studio and production company, since May 2006. He has also been President of Ciconia & Co., LLC, a private investment firm since July 2002, and a partner in Wyndcrest Holdings, LLC, a private investment and acquisition firm, since May 2000. Mr. Stork has been a director of Baby Universe (NASDAQ: POSH), an online retailer of brand-name baby, toddler and maternity products, since October 2004. Mr. Stork was employed by Microsoft Corporation in a variety of management positions from 1981 through 2002, most recently as General Manager of Hardware Strategy and Business Development. He previously served as general manager of Windows 98 and technical assistant to Bill Gates. Mr. Stork is a partner in the Baseball Club of Seattle, owner of the Seattle Mariners major league baseball team. Mr. Stork serves on the board of several private companies including Stirling Bridge, Inc., Stream Cast (dba Morpheus) Skyris, a subsidiary of Stirling Bridge, Inc., and Intermed Advisors, Inc. Mr. Stork holds an MBA from the University of Washington and a BA in Physics from Harvard University.

Steve Valenzuela has served as a Director of the Company since June 2005. Mr. Valenzuela has been the Vice President of Finance and Chief Financial Officer of Rainmaker Systems, a provider of outsourced sales and marketing services, since September 2004. Mr. Valenzuela was Vice President of Finance and Chief Financial officer for the Thomas Kinkade Company, formerly Media Arts Group, a publisher and distributor of the works of Thomas Kinkade, from February 2003 to September 2004. Mr. Valenzuela was Senior Vice President and Chief Financial Officer for Silicon Access Networks, a network semiconductor company, from September 2000 to July 2002. He was Senior Vice President and Chief Financial Officer for PlanetRx from February 1999 to August 2000. Prior to PlanetRx, Mr. Valenzuela served as the Chief Financial Officer for LinkExchange from August 1998 to February 1999. Mr. Valenzuela holds an MBA from Santa Clara University and a BS degree in Accounting from San Jose State University.

Syed Zaidi has been Chief Operating Officer and has served as a Director of the Company since February 2007. From January 2006 to February 2007, Mr. Zaidi was Vice President of Corporate Engineering and from May 2000 to January 2006, Mr. Zaidi was Vice President of Santa Clara Engineering. Mr. Zaidi joined NeoMagic's engineering team in June 1995 and worked in engineering management until his promotion to Vice President in 2000. Prior to joining NeoMagic, Mr. Zaidi worked at Sierra Semiconductor, where he was responsible of systems engineering for Multimedia products. He has also worked at Advance Micro Research where he designed and developed UNIX based multi-user systems, multiple Video and Graphic ASICs for Multimedia products. Mr. Zaidi holds a Bachelor of Electrical & Electronics Engineering from Leeds University, England and a BSET from Indiana State University.

Vote Required

Directors will be elected by a plurality vote of the shares of the Company's Common Stock present or represented and entitled to vote on this matter at the meeting. Accordingly, the candidates receiving the highest number of affirmative votes of shares represented and voting on this proposal at the meeting will be elected directors of the Company. Votes withheld from a nominee and broker non-votes will be counted for purposes of determining the presence or absence of a quorum but, because directors are elected by a plurality vote, will have no impact once a quorum is present.

The Board of Directors recommends a vote FOR the above-named nominees.

PROPOSAL TWO—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Stonefield Josephson, Inc. as the independent registered public accounting firm to (i) audit the financial statements of the Company for the fiscal year ending January 27, 2008, and (ii) to render other services as required of them, and is seeking ratification by the stockholders of this appointment. Stonefield Josephson, Inc. first audited the Company's financial statements for fiscal 2006.

A representative of Stonefield Josephson, Inc. is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement if such representative desires to do so, and will be available to respond to appropriate questions by stockholders.

Stockholder ratification of the selection of Stonefield Josephson, Inc. as our independent registered public accounting firm is not required by our Bylaws or otherwise. The Audit Committee is submitting the selection of Stonefield Josephson, Inc. to the stockholders for ratification as a matter of good corporate practice and because the Audit Committee values stockholders' views on our independent auditors.

If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such an appointment would be in the best interests of our stockholders.

Fees Billed by Stonefield Josephson, Inc. and Ernst & Young LLP for fiscal years 2007 and 2006

The table below sets forth the aggregate fees billed during fiscal years ended January 28, 2007 and January 29, 2006 for audit and other services provided by Stonefield Josephson, Inc. and Ernst & Young, LLP. These fees do not reflect all fees incurred, only fees actually billed.

	Fiscal Year	
(in thousands)	2007	2006 (1)
Audit Fees (2)	$413	$482
Audit-Related Fees	$ —	$ —
Tax Fees (3)	$244	$ 14
All Other Fees	$158	$ 3
Total	$815	$499

(1) Fees billed include those billed by Ernst & Young, LLP (former principal accountants) and Stonefield Josephson, Inc.

(2) Audit fees include fees associated with the annual audit, reviews of the Company's quarterly financial statements, statutory audits required for the international subsidiaries, permitted accounting consultations and review of regulatory filings.

(3) Stonefield Josephson, Inc. does not provide tax-related services.

Audit Committee Pre-Approval of Services

Under the Audit Committee charter, the Audit Committee must pre-approve all audit and permitted non-audit services, including the fees and terms thereof, to be performed by our independent registered public accounting firm, subject to the *de minimis* exceptions for non-audit services prescribed in federal securities laws and regulations. The Audit Committee shall have the sole authority to approve the hiring and firing of the independent registered public accounting firm, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors. In the past two fiscal years, the Audit Committee has pre-approved all audit and non-audit fees paid to Stonefield Josephson, Inc. and Ernst & Young LLP.

The Audit Committee has determined that the provision of services described above is compatible with maintaining Stonefield Josephson, Inc.'s independence.

Prior Accountants

On July 22, 2005, the Company engaged Stonefield Josephson, Inc. ("SJ") as its new independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending January 29, 2006, and to perform procedures related to the financial statements included in the Company's quarterly reports on Form 10-Q, beginning with the quarter ending July 31, 2005. The Audit Committee and the Board of Directors approved the decision to engage SJ. During the fiscal years ended January 30, 2005 and January 25, 2004 and through July 22, 2005, the Company did not consult with SJ regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor was oral advice provided that SJ concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On July 22, 2005, the Company dismissed Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm. The Audit Committee and the Board of Directors elected to dismiss E&Y.

During the fiscal year ended January 28, 2007, there were no disagreements with SJ on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Had there been any disagreements of the type referred to in this paragraph during the fiscal year ended January 28, 2007 that were not resolved to the satisfaction of SJ, then SJ would have had to make a reference to the subject matter of such disagreements in connection with its reports on the financial statements for such periods. During the fiscal years ended January 31, 2005 and 2004 and through July 22, 2005, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Had there been any disagreements of the type referred to in this paragraph during the fiscal years ended January 31, 2005 and 2004 and through July 22, 2005, that were not resolved to the satisfaction of E&Y, then E&Y would have had to make a reference to the subject matter of such disagreements in connection with its reports on the financial statements for such periods.

Vote Required

The ratification of Stonefield Josephson, Inc. will require approval by a majority of the Votes Cast. Broker non-votes will only be counted for purposes of determining the presence or absence of a quorum.

The Audit Committee and the Board of Directors recommend a vote FOR the ratification of the appointment of the Independent Registered Public Accounting Firm.

PROPOSAL THREE—APPROVAL OF THE 2006 EMPLOYEE STOCK PURCHASE PLAN

Our 2006 Employee Stock Purchase Plan was previously adopted by the Company's Board of Directors and approved by its stockholders. The stockholders are being requested at this Annual Meeting to approve an amendment to the 2006 Employee Stock Purchase Plan to increase by 100,000 the number of shares that may be issued under the 2006 Employee Stock Purchase Plan. As of January 28, 2007, only 291,641 shares of Common Stock remained available for issuance under the 2006 Employee Stock Purchase Plan. Our Board of Directors believes that the number of shares of Common Stock that remain available for issuance will be insufficient to achieve the purposes of the 2006 Employee Stock Purchase Plan over the term of the plan unless the additional shares are authorized and approved by the stockholders.

The following summary is qualified in its entirety by reference to the Plan as set forth in Appendix A.

Purpose

The purpose of the Plan is to provide employees with an opportunity to purchase Common Stock through accumulated payroll deductions. The 2006 Employee Stock Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The provisions of the Plan, accordingly, are construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

Eligibility to Participate

Most employees of the Company and its participating subsidiaries are eligible to participate in the 2006 Employee Stock Purchase Plan. However, an employee is not eligible if he or she has the right to acquire five percent or more of the voting stock of the Company or of any subsidiary of the Company or, unless the Committee provides otherwise, if he or she normally is scheduled to work less than or equal to twenty hours per week or five months per calendar year. Approximately 65 employees are currently eligible to participate in the 2006 Employee Stock Purchase Plan.

Administration, Amendment and Termination

The compensation committee of the Board of Directors (the "Committee") administers the 2006 Employee Stock Purchase Plan. The members of the Committee serve at the pleasure of the Board. Subject to the terms of the 2006 Employee Stock Purchase Plan, the Committee has all the discretion and authority necessary or appropriate to control and manage the operation and administration of the 2006 Employee Stock Purchase Plan. The Committee may make whatever rules, interpretations, and computations, and take any other actions to administer the 2006 Employee Stock Purchase Plan that it considers appropriate to promote the Company's best interests, and to ensure that the 2006 Employee Stock Purchase Plan remains qualified under Section 423 of the Internal Revenue Code. The Committee may delegate one or more of ministerial duties in the administration of the 2006 Employee Stock Purchase Plan.

The Committee or the Company's Board of Directors may amend or terminate the 2006 Employee Stock Purchase Plan at any time and for any reason. However, as required by Section 423 of the Internal Revenue Code or other applicable law, rule, or regulation, the Company's stockholders must approve certain material amendments.

Number of Shares of Common Stock Available under the 2006 Employee Stock Purchase Plan

291,641 shares of Common Stock are reserved for issuance under the 2006 Employee Stock Purchase Plan. Upon any stock split, stock dividend or other change in the capital structure of the Company, appropriate adjustments will be made in the number, kind and purchase price of the shares available for purchase under the 2006 Employee Stock Purchase Plan.

Enrollment and Contributions

Eligible employees voluntarily elect whether or not to enroll in the 2006 Employee Stock Purchase Plan. The 2006 Employee Stock Purchase Plan currently allows employees to join an offering period of twenty-four months. Employees who have joined the 2006 Employee Stock Purchase Plan automatically are re-enrolled for additional rolling twenty-four month offering periods; provided, however, that an employee may cancel his or her participation at any time (subject to 2006 Employee Stock Purchase Plan rules).

Employees contribute to the 2006 Employee Stock Purchase Plan through payroll deductions. Participating employees generally may contribute not less than 1% up to and not exceeding 10% of their eligible compensation through after-tax payroll deductions. From time to time, the Committee may establish a different maximum permitted contribution percentage, change the definition of eligible compensation, or change the length of the offering periods (but in no event may any offering period exceed 27 months). After an offering period has begun, an employee may increase or decrease his or her contribution percentage (subject to 2006 Employee Stock Purchase Plan rules).

Purchase of Shares

Each twenty-four month offering period generally contains four purchase periods of approximately six months duration. On the last business day of each six-month purchase period, the Company uses the payroll deductions of each participating employee to purchase shares of Common Stock for such employees. The price of the shares equals 85% of the lower of (1) the stock's market value on the first day of the offering period, or (2) the stock market's value on the date of purchase. Market value under the 2006 Employee Stock Purchase Plan means the closing bid price on the NASDAQ Global Market for the day in question. However, in any single year, no employee may purchase more than $25,000 of Common Stock (based on market value at the beginning of the applicable offering period). The maximum number of shares of Common Stock that may be purchased by a single employee on any purchase date equals 10,000 shares.

Termination of Participation

Participation in the 2006 Employee Stock Purchase Plan terminates when a participating employee's employment with the Company or any participating subsidiary ceases for any reason, the employee withdraws from the 2006 Employee Stock Purchase Plan, or the Company terminates or amends the 2006 Employee Stock Purchase Plan such that the employee no longer is eligible to participate.

Termination of the 2006 Employee Stock Purchase Plan

The 2006 Employee Stock Purchase Plan will continue in effect for a term of ten years from the date of adoption unless terminated sooner by action of the Company's Board of Directors.

Securities Underlying Awards

On May 25, 2007, the per share closing price of the Company's common stock was $3.09 as reported on the Nasdaq Global Market.

Number of Shares Purchased by Certain Individuals and Groups

Given that the number of shares of common stock that may be purchased under the 2006 Employee Stock Purchase Plan is determined, in part, on the stock's market value on the first and last day of the purchase period and given that participation in the 2006 Employee Stock Purchase Plan is voluntary on the part of employees, the actual number of shares that may be purchased by any individual is not determinable. For illustrative purposes, the following table sets forth the number of shares of the Company's Common Stock that were purchased in

2007, under the now terminated 1997 Employee Stock Purchase Plan. No shares have been purchased under the 2006 Employee Stock Purchase Plan.

Name	Dollar Value of Shares Purchased Under the Plan in the Fiscal Year Ended January 28, 2007 (1)	Aggregate Number of Shares Purchased Under the Plan in the Fiscal Year Ended January 28, 2007
Douglas R. Young	n/a	0
Scott Sullinger	n/a	0
Jeffrey Blanc	n/a	0
Syed Zaidi	n/a	0
Deepraj Puar	n/a	0
All current executive officers, as a group (2)	$ 2,628	591
All directors who are not executive officers, as a group (2)	n/a	0
All employees who are not executive officers, as a group (3)	$706,312	161,503

(1) Aggregate dollar value is based upon the closing fair market value of the Company's common stock of $3.14 and $5.75 on June 9, 2006 and December 8, 2006, respectively.

(2) Executive officers include former officers of the Company.

(3) Directors who are not employees of the Company are not eligible to participate in either the 1997 Employee Stock Purchase Plan or the 2006 Employee Stock Purchase Plan.

Tax Aspects

Based on management's understanding of current federal income tax laws, the tax consequences of the purchase of shares of Common Stock under the 2006 Employee Stock Purchase Plan are as follows:

An employee will not have taxable income when the shares of Common Stock are purchased for him or her, but the employee generally will have taxable income when the employee sells or otherwise disposes of stock purchased through the 2006 Employee Stock Purchase Plan.

For shares that the employee does not dispose of until more than 24 months after the applicable enrollment date and more than 12 months after the purchase date (the "holding period"), gain up to the amount of the discount (if any) from the market price of the stock on the enrollment date (or re-enrollment date) is taxed as ordinary income (as the 2006 Employee Stock Purchase Plan offering periods are currently structured, this would be up to 15% of the fair market value of the shares on the enrollment date). Any additional gain above that amount is taxed at long-term capital gain rates. If, after the holding period, the employee sells the stock for less than the purchase price, the difference is a long-term capital loss. Shares sold within the holding period are taxed at ordinary income rates on the amount of discount received from the stock's market price on the purchase date. Any additional gain (or loss) is taxed to the stockholder as capital gain (or loss). The purchase date begins the period for determining whether the gain (or loss) is short-term or long-term.

The Company may deduct for federal income tax purposes an amount equal to the ordinary income an employee must recognize when he or she disposes of stock purchased under the 2006 Employee Stock Purchase Plan within the holding period. The Company may not deduct any amount for shares disposed of after the holding period.

Vote Required

The increase in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan will require approval by a majority of the Votes Cast. Broker non-votes will only be counted for purposes of determining the presence or absence of a quorum.

The Board of Directors recommends a vote FOR the approval of the increase in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan.

PROPOSAL FOUR—AMENDMENT TO THE 2003 STOCK PLAN

Our 2003 Stock Plan was previously adopted by the Company's Board of Directors and approved by its stockholders. Employees have participated in that plan since October 1, 2003. The 2003 Stock Plan, as of January 28, 2007, has reserved for issuance an aggregate of 1,363,605 shares of the Company's Common Stock ("Common Stock"), adjusted for the August 2005 reverse stock split. The stockholders are being requested at this Annual Meeting to approve an amendment to the 2003 Stock Plan to increase by 500,000 the number of shares that may be issued under the 2003 Stock Plan. As of January 28, 2007, only 286,024 shares of Common Stock remained available for issuance under the 2003 Stock Plan. Our Board of Directors believes that the number of shares of Common Stock that remain available for issuance will be insufficient to achieve the purposes of the 2003 Stock Plan over the term of the plan unless the additional shares are authorized and approved by the stockholders.

Summary of the 2003 Stock Plan

The following paragraphs provide a summary of the principal features of the 2003 Stock Plan (the "Plan") and its operation. The following summary is qualified in its entirety by reference to the Plan as set forth in Appendix B.

Background and Purpose of the Plan

The Plan permits the grant of the following types of incentive awards: (1) stock options, (2) stock appreciation rights, and (3) stock purchase rights (individually, an "Award"). The Plan is intended to increase incentives and to encourage share ownership on the part of eligible employees, non-employee directors and consultants who provide significant services to us. The Plan also is intended to further our growth and profitability.

Administration of the Plan

The Compensation Committee of our Board of Directors (the "Committee") administers the Plan. The members of the Committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) of the Internal Revenue Code (so that the Company can receive a federal tax deduction for certain compensation paid under the Plan).

Subject to the terms of the Plan, the Committee has the sole discretion to select the employees, non-employee directors and consultants who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule, including acceleration of vesting), and interpret the provisions of the Plan.

The Committee may delegate any part of its authority and powers under the Plan to one or more directors and/or officers of the Company, but only the Committee itself can make Awards to participants who are executive officers of the Company. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

Plan and Outstanding Awards

If an Award expires or is cancelled without having been fully exercised or vested, the unvested or cancelled shares generally will be returned to the available pool of shares reserved for issuance under the Plan. Also, if we experience a stock dividend, reorganization or other change in our capital structure, the Committee has discretion to adjust the number of shares available for issuance under the Plan, the outstanding Awards, and the per-person limits on Awards, as appropriate to reflect the stock dividend or other change.

Eligibility to Receive Awards

The Committee selects the employees, non-employee directors and consultants who will be granted Awards under the Plan. The actual number of individuals who will receive an Award under the Plan cannot be determined in advance because the Committee has the discretion to select the participants.

Stock Options

A stock option is the right to acquire shares of the Company's Common Stock ("Shares") at a fixed exercise price for a fixed period of time. Under the Plan, the Committee may grant nonqualified stock options and/or incentive stock options (which entitle employees, but not the Company, to more favorable tax treatment). The Committee will determine the number of Shares covered by each option, subject to certain limitations, but during any fiscal year of the Company, no participant may be granted options covering more than 400,000 Shares except an additional 200,000 Shares may be granted to a participant in connection with his or her initial employment. (All share amounts have been adjusted in recognition of the reverse stock split that occurred in August 2005.)

The exercise price of the Shares subject to each option is set by the Committee but cannot be less than 100% of the fair market value on the date of grant of the Shares covered by incentive stock options or nonqualified options intended to qualify as "performance based" under Section 162(m) of the Code, unless nonqualified options are otherwise so qualified. No more than 20% of the Shares reserved for issuance under the Plan may be issued pursuant to nonqualified stock options (together with stock appreciation rights and stock purchase rights, both discussed below) with an exercise price less than 100% of the fair market value of the Shares covered by such an option on the date of grant.

An option granted under the Plan cannot generally be exercised until it becomes vested. The Committee establishes the vesting schedule of each option at the time of grant. Options become exercisable at the times and on the terms established by the Committee.

The exercise price of each option granted under the Plan must be paid in full at the time of exercise. The Committee also may permit payment through the tender of Shares that are already owned by the participant, or by any other means, which the Committee determines to be consistent with the purpose of the Plan. The participant must pay any taxes the Company is required to withhold at the time of exercise.

Stock Appreciation Rights

Awards of stock appreciation rights may be granted in connection with all or any part of an option, either concurrently with the grant of an option or at any time thereafter during the term of the option, or may be granted independently of options. No participant may be granted stock appreciation rights covering more than 400,000 Shares in any fiscal year of the Company, except an additional 200,000 Shares may be granted to a participant in connection with his or her initial employment. (All share amounts have been adjusted in recognition of the reverse stock split that occurred in August 2005.)

The Committee determines the terms of stock appreciation rights, except that no more than 20% of the Shares reserved for issuance under the Plan may be issued pursuant to stock appreciation rights (together with nonstatutory stock options, discussed above, and stock purchase rights, discussed below) with an exercise price less than 100% of the fair market value of the Shares covered by such a stock appreciation right on the date of grant.

A stock appreciation in connection with an option will entitle the participant to exercise the stock appreciation right by surrendering to the Company a portion of the unexercised related option. The participant will receive in exchange from the Company an amount equal to the excess of the fair market value of the Shares on the date of exercise of the stock appreciation right covered by the surrendered portion of the related option over the exercise price of the Shares covered by the surrendered portion of the related option. When a stock appreciation right granted in connection with an option is exercised, the related option, to the extent surrendered, will cease to be exercisable. A stock appreciation right granted in connection with an option will be exercisable until, and will expire no later than, the date on which the related option ceases to be exercisable or expires.

Stock appreciation rights may also be granted independently of options. Such a stock appreciation right will entitle the participant, upon exercise, to receive from the Company an amount equal to the excess of the fair market value of the Shares on the date of exercise over the exercise price of the Shares covered by the exercised portion of the stock appreciation right. A stock appreciation right granted without a related option will be exercisable, in whole or in part, at such time as the Committee will specify in the stock appreciation right agreement.

The Company's obligation arising upon the exercise of a stock appreciation right may be paid in Shares or in cash, or any combination thereof, as the Committee may determine.

Stock Purchase Rights

Stock Purchase Rights are Awards of restricted Shares that vest in accordance with the terms and conditions established by the Committee. The Committee will determine the number of restricted Shares to any participant. Also, the total number of Shares subject to Stock Purchase Rights (together with nonstatutory stock options and stock appreciation rights, both discussed above) may not exceed 20% of the Shares reserved for issuance under the Plan.

In determining whether a Stock Purchase Right should be made, and/or the vesting schedule for any such Award, the Committee may impose whatever conditions to vesting as it determines to be appropriate. For example, the Committee may determine to grant a Stock Purchase Right only if the participant satisfies performance goals established by the Committee.

Change of Control

In the event of a merger of the Company with or into another corporation or a "change of control" of the Company, the successor corporation will either assume or provide a substitute award for each outstanding stock option and stock appreciation right. If the successor corporation refuses to assume or provide a substitute award, the Committee will provide at least 15 days notice that the option or stock appreciation right will immediately vest and become exercisable as to all of the Shares subject to such Award and that such Award will terminate upon the expiration of such notice period.

In the event of a merger of the Company with or into another corporation or a "change of control" of the Company, any Company repurchase or reacquisition right with respect to restricted Shares acquired pursuant to a Stock Purchase Right or other Award will be assigned to the successor corporation. In the event any such Company repurchase or reacquisition right is not assigned to the successor corporation, such Company repurchase or reacquisition right will lapse and the participant will be fully vested in such restricted Shares.

Proxy Statement

EQUITY COMPENSATION PLAN INFORMATION

The following table shows the number of shares of common stock that could be issued upon exercise of outstanding options, the weighted average exercise price of the outstanding options and the remaining shares available for future issuance as of January 28, 2007.

Plan Category	(A) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column A)
Equity compensation plans approved by stockholders	1,170,982	$5.80	577,665(1)
Equity compensation plans not approved by stockholders	1,085,591	$7.73	77,396(2)
Total	2,256,573	$6.73	655,060

(1) Includes 286,024 shares available for future issuance under our 2003 Stock Option Plan, as amended, generally used for grants to officers and directors. Also includes 291,641 shares available under our 2006 Employee Stock Purchase Plan.

(2) Shares available under our 1998 Nonstatutory Stock Option Plan are used for grants to employees other than officers and directors except as provided within the plan. For a description of the 1998 Plan, see Note 4 of Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K, which information is incorporated by reference into this Item 5 of Part II of this Form 10-K. This plan was not previously required to be approved by stockholders. Due to regulatory changes, going forward, all material changes to the plan require stockholder approval.

Vote Required

The increase in the number of shares available for issuance under the 2003 Stock Plan will require approval by a majority of the Votes Cast. Broker non-votes will only be counted for purposes of determining the presence or absence of a quorum.

The Board of Directors recommends a vote FOR the approval of the increase in the number of shares available for issuance under the 2003 Stock Plan.

Proxy Statement

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our Common Stock, as of May 1, 2007, for (i) all executive officers listed in the Summary Compensation Table, (ii) each of our current directors, (iii) all of our current directors and executive officers as a group, and (iv) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock. Unless otherwise indicated, the principal address of each of the stockholders below is c/o NeoMagic Corporation, 3250 Jay Street, Santa Clara, CA 95054. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to the securities. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown held by them. The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes shares of Common Stock underlying options and outstanding warrants held by such person that are exercisable within 60 calendar days of May 1, 2007, but excludes shares of Common Stock underlying options and or warrants held by any other person.

Beneficial Ownership Table

Name of Beneficial Owner	Number of Shares	Percent (1)
Douglas Young (2)	122,540	*
Scott Sullinger (3)	21,980	*
Syed Zaidi (4)	127,455	*
Deepraj Puar (5)	112,510	*
Jeffrey Blanc (6)	0	*
Anil Gupta (7)	67,599	*
Carl Stork (8)	66,764	*
Steve Valenzuela (9)	20,208	*
Brett Moyer (10)	0	*
All current executive officers and directors as a group (11 persons) (11)	550,089	4.08%
Raffles Associates, L.P. (12)	901,991	6.68%
Entities affiliated with Special Situations (13)	2,157,398	15.98%

(1) Based on 12,304,648 shares outstanding as of May 1, 2007.

(2) Includes options to purchase an aggregate of 116,240 shares that are exercisable within 60 days of May 1, 2007.

(3) Includes options to purchase an aggregate of 21,980 shares that are exercisable within 60 days of May 1, 2007. Mr. Sullinger resigned from the Company effective March 6, 2007.

(4) Includes options to purchase an aggregate of 117,433 shares that are exercisable within 60 days of May 1, 2007.

(5) Includes options to purchase an aggregate of 106,772 shares that are exercisable within 60 days of May 1, 2007.

(6) Mr. Blanc resigned from the Company on August 11, 2006. Based on Securities and Exchange Commission filings, Mr. Blanc holds no shares of the Company's stock.

(7) Includes options to purchase an aggregate of 65,099 shares that are exercisable within 60 days of May 1, 2007. Mr. Gupta's son is owner of 500 shares of common stock, which are included in the total shares owned.

(8) Includes options to purchase an aggregate of 61,124 shares that are exercisable within 60 days of May 1, 2007.

(9) Includes options to purchase an aggregate of 20,208 shares that are exercisable within 60 days of May 1, 2007.

(10) Mr. Moyer joined the Board of Directors on March 5, 2007.

(11) Includes options to purchase an aggregate of 519,593 shares held by executive officers and directors that are exercisable within 60 days of May 1, 2007.

(12) This information is based on the Schedule 13G (Amendment No. 1) filed with the Securities and Exchange Commission on January 25, 2007. Raffles Associates, L.P. is located at One Metrotech Center North, Brooklyn, NY 11201. Includes warrants to purchase 100,000 shares of common stock that are net exercisable commencing on June 6, 2007.

(13) This information is based on the Schedule 13G filed with the Securities and Exchange Commission on January 10, 2007. Special Situations is located at 527 Madison Avenue, Suite 2600, New York, NY 10022. Austin W. Marxe and David M. Greenhouse share sole voting and investment power over (i) 234,698 shares of Common Stock and Warrants to purchase 83,500 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., (ii) 600,100 shares of Common Stock and Warrants to purchase 218,000 shares of Common Stock owned by Special Situations Fund III QP, L.P., (iii) 103,600 shares of Common Stock and Warrants to purchase 38,000 shares of Common Stock owned by Special Situations Technology Fund, L.P. and (iv) 644,000 shares of Common Stock and Warrants to purchase 235,500 shares of Common Stock owned by Special Situations Technology Fund II, L.P. Includes warrants to purchase 575,000 shares of common stock detailed in this footnote that are net exercisable commencing on June 6, 2007.

* Less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company has transactions from time to time in the ordinary course of business with corporations and institutions, or their subsidiaries, for which certain of our non-employee directors of the Company serve as directors or officers. For those companies that have non-employee directors with the Company, management believes these common directors have no direct or indirect material interest in transactions in which the Company engages with those companies.

Raffles Associates, L.P., a greater than 5% stockholder, acquired 200,000 shares of common stock and warrants to purchase 100,000 shares of common stock from the Company in a registered direct offering, which closed on December 6, 2006. Each unit, consisting of one share and a warrant to purchase 1/2 share, was acquired at a purchase price of $4.58 per unit. The exercise price of the warrants, subject to the terms of the agreement, is $5.20 per share.

Entities affiliated with Special Situations, a greater than 5% stockholder, acquired 1,150,000 shares of common stock and warrants to purchase 575,000 shares of common stock from the Company in the same registered direct offering at the same prices.

The Company follows the guidelines of SFAS 57, Related Party Disclosures, to identify and disclose related party transactions for employees and directors of the Company. The Company's Board of Directors approves all related party transactions with an involved director recusing themselves from the approval process.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During fiscal year ended January 28, 2007, the Section 16 officers, directors and greater than 10% stockholders of the Company filed with the Securities and Exchange Commission on a timely basis all required Forms 3, 4, and 5 pursuant to Section 16(a) of the Securities Exchange Act of 1934. The Company has relied on the written representations of its officers and directors and copies of the reports filed by officers, directors and greater than 10% stockholders with the Securities and Exchange Commission in providing this information.

BOARD MEETINGS AND COMMITTEES

The Board of Directors held 18 meetings during the fiscal year ended January 28, 2007. Each incumbent director attended at least 75% of the aggregate meetings of the Board and meetings of the Board committees on which they served held during the last fiscal year at a time when they were serving as a director. The Board also approved certain actions by unanimous written consent.

Director Independence

The Board determines the independence of each director and nominee for election as a director observing all criteria for independence as set forth in the NASDAQ Global Market listing standards and applicable rules of the Securities and Exchange Commission (the "Commission").

The Board has determined that a majority of our Board is independent according to the applicable rules of the Commission and the listing standards of the NASDAQ Global Market. In making the determinations as to which members of the Board are independent, the Board considered the fact that certain of these independent directors, as disclosed in their biographies set forth under "Proposal One—Election of Directors", are associated with other companies in the semiconductor industry. In reviewing these relationships, the Board determined that, absent a direct conflict (in which the Board may require refusal or other similar procedures); such relationships do not impede any such director's ability to act independently on behalf of the Company and its stockholders. The Board has determined that, except Douglas R. Young and Syed Zaidi, who are executive officers of the Company, each of the current directors has no material relationship with NeoMagic Corporation (either directly or as a partner, stockholder or officer of an organization that has a material relationship with NeoMagic Corporation) and is independent within the meaning of the applicable rules of the Commission and the listing standards of the NASDAQ Global Market.

Committees

The Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each of these committees operates under a written charter adopted by the Board. All of the committee charters are available on NeoMagic Corporation's website at http://www.neomagic.com/about/corporate_governance.asp. Membership on these committees is limited to independent non-employee directors.

Audit Committee

The current members of the Audit Committee are Mr. Valenzuela, Dr. Gupta and Mr. Stork. Each member of the Audit Committee is "independent" under the NASDAQ rules for audit committee member qualifications. Mr. Valenzuela serves as Chair of the Audit Committee and fulfills the Audit Committee financial expert role as defined in Item 407(d)(5)(ii) of Regulation S-K. The functions of the Audit Committee include reviewing NeoMagic's auditing, accounting, financial reporting and system of internal controls, overseeing the work of the independent registered public accounting firm, and approving audit and non-audit services provided by the independent registered public accounting firm. During the fiscal year ended January 28, 2007, the Audit Committee met four times. Additional information relating to the Audit Committee appears below under the heading "Audit Committee Report".

Compensation Committee

The Compensation Committee currently consists of Mr. Stork, Dr. Gupta and Mr. Valenzuela. Mr. Stork is Chair of the Compensation Committee. The Committee is responsible for determining the compensation of the chief executive officer (the "CEO") without management present. With respect to the compensation of the other executive officers and vice presidents (the "Executives"), the CEO provides input and makes recommendations to the Committee, but the Committee decides the compensation to be paid to such Executives.

The Compensation Committee is also responsible for administering our stock plans and other incentive plans, except to the extent those responsibilities have been retained by the board. See "Compensation Committee Report" below. During the last fiscal year, the Compensation Committee met once. Many functions of the Compensation Committee were performed by the Board of Directors acting as a committee of the whole.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are Dr. Gupta, Mr. Stork and Mr. Valenzuela. The functions of the Nominating and Corporate Governance Committee include assisting the Board by identifying prospective director nominees and recommending to the Board the director nominees for the next annual meeting of stockholders, developing and recommending to the Board the governance principles applicable to the Company, overseeing the evaluation of the Board, and recommending to the Board director nominees for each committee. During the last fiscal year, the Nominating and Corporate Governance Committee did not meet. Functions of the Nominating and Corporate Governance Committee were performed by the full Board of Directors.

Director Qualifications

The Nominating and Corporate Governance Committee (or, during fiscal 2007, the Board) utilizes a variety of methods for identifying and evaluating candidates for director. In evaluating the qualifications of the candidates, the Nominating and Corporate Governance Committee (or the Board) considers many factors, including issues of character, judgment, independence, expertise, diversity of experience, length of service, other commitments and the like. It evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. The Nominating and Corporate Governance Committee (or the Board) also considers each individual candidate in the context of the current perceived needs of the Board as a whole. While no specific minimum qualifications for director candidates have been established, the Nominating and Governance Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members.

Identification and Evaluation of Nominees for Directors

The Nominating and Corporate Governance Committee (or the Board) regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee (or the Board) considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current members of the Board, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee (or the Board), and may be considered at any point during the year.

The Nominating and Corporate Governance Committee will consider properly submitted stockholder recommendations for candidates for the Board. In evaluating such recommendations, the Nominating and Corporate Governance Committee considers the qualifications discussed above and seeks to achieve a balance of knowledge, experience and capability on the Board.

Mr. Brett Moyer and Mr. Syed Zaidi were recommended for appointment to the Board by Douglas Young, the Company's Chief Executive Officer.

Stockholder Proposals

For stockholder proposals to be considered for possible inclusion in our 2008 proxy statement, the written proposal must be received by our Corporate Secretary, at our corporate offices at 3250 Jay Street, Santa Clara, California 95054, no later than February 8, 2008. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of stockholder proposals in our proxy statement is instead a reasonable time before NeoMagic begins to print and mail its proxy materials. All stockholder proposals will also need to comply with SEC regulations, in particular Rule 14a-8 under the Securities Exchange Act of 1934, regarding the inclusion of stockholder proposals in any company-sponsored proxy material.

Nomination of Director Candidates

A stockholder may propose director candidates for consideration by submitting them to the Board's Nominating and Corporate Governance Committee. Such proposals should be sent directly to the Nominating and Corporate Governance Committee, c/o Chief Financial Officer, NeoMagic Corporation, 3250 Jay Street, Santa Clara, CA 95054. In addition, the stockholder must give notice to the Corporate Secretary, and such notice must be received within the time period described above under "Stockholder Proposals." Any such nomination should include the following:

(1) nominee's name, age, nationality, business and residential address;

(2) nominee's principal occupation and employment;

(3) the class and number of shares of stock of the Company owned beneficially or of record by nominee; and

(4) any other information required to be disclosed in the proxy statement.

The stockholder's notice must also include the following information for the stockholder giving the notice and the beneficial holder, if any, on whose behalf the nomination or proposal is being made:

(1) their names and addresses;

(2) the class and number of shares of stock of the Company owned beneficially and of record by them;

(3) a description of any arrangements or understandings between them and each proposed nominee and any other persons (including their names) pursuant to which the nominations are being made;

(4) a representation that they intend to appear in person or by proxy at the at the annual meeting to nominate the person named in the notice;

(5) a representation as to whether they are part of a group that intends to deliver a proxy statement or solicit proxies in support of the nomination; and

(6) any other information that would be required to be included in the proxy statement.

If such stockholder director nomination is made in accordance with instructions set forth above, the Nominating and Corporate Governance Committee of the Board of Directors will apply the same criteria in evaluating the nominee as it would any other board nominee candidate and will recommend to the Board of Directors whether or not the stockholder nominee should be included as a candidate for election in our proxy statement. The nominee and nominating stockholder must be willing to provide any information reasonably requested by the Nominating and Corporate Governance Committee in connection with its evaluation. The Board of Directors shall make the final determination whether or not a nominee will be included in the proxy statement and card for election.

Stockholder Communications with the Board

Stockholders and interested parties may communicate with the board of directors or any individual director by writing to them by mail c/o NeoMagic Corporation, 3250 Jay Street, Santa Clara, CA 95054. The Chief Executive Officer or the Chief Financial Officer will receive the correspondence and forward it to the presiding director or to any individual director or directors to whom the communication is directed. The Chief Executive Officer and the

Chief Financial Officer review, sort and summarize all communications received prior to their presentation to the presiding director or to whichever director(s) the communication is addressed. If such communications are not a proper matter for board attention, such individuals will direct such communication to the appropriate department.

Policy on Director Attendance at Annual Meetings

Although we do not have a formal policy regarding attendance by members of the Board at our annual meetings of stockholders, directors are encouraged to attend annual meetings of NeoMagic Corporation stockholders. At the annual meeting of stockholders held on July 12, 2006, Mr. Young was the only director who attended.

Code of Ethics

The Board of Directors has adopted a Code of Ethics that is applicable to its directors, officers, and employees. The Code of Ethics is available on the Company's website at www.neomagic.com.

AUDIT COMMITTEE REPORT

The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee's primary role is to assist the Board of Directors in its general oversight of our financial reporting, internal control, and audit functions. The Audit Committee provides advice, counsel and direction to management and the auditors on the basis of the information it receives and discussions with management and the auditors.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended January 28, 2007 with our management and management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Stonefield Josephson, Inc., the Company's independent registered public accounting firm for the fiscal year ended January 28, 2007, the matters required to be discussed by Statement of Auditing Standards No. 61, as amended (SAS 61, Communications with Audit Committee). In addition, the Audit Committee has received the written disclosures and the letter from Stonefield Josephson, Inc. as required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees), and the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended January 28, 2007 filed with the Securities and Exchange Commission.

The foregoing report has been furnished by the Audit Committee of the Board of Directors of NeoMagic Corporation.

Steve Valenzuela, Chairman
Anil Gupta
Carl Stork

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Administration and Oversight

The Compensation Committee is comprised solely of independent directors. The responsibilities of the Compensation Committee include an annual review of our chief executive officer (the "CEO") and the other executive officers of the Company in relation to their performance and establishing (a) their annual base salary, (b) their annual incentive bonus, including the specific goals and amount, (c) their equity compensation, (d) their employment agreements, severance arrangements, and change-in-control agreements/provisions, and (e) any other benefits, compensation or arrangements. Compensation for the CEO is determined without the CEO present. For the compensation to other executive officers, the CEO provides input and makes recommendations to the Compensation Committee, but the Compensation Committee decides the compensation to be paid. The Compensation Committee also reviews its own performance on an annual basis and makes a recommendation to the full board with regards to the board's compensation, including retainer, meeting fees, and stock grants. The Compensation Committee may form and delegate authority to subcommittees when appropriate.

The Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of CEO or executive officer compensation and has authority to obtain advice and assistance from internal or external legal, accounting or other advisors. During fiscal 2007, no external consultants were retained to participate in the determination of executive or director compensation.

Executive Compensation Objectives and Policies

The Company's compensation programs and policies applicable to its executive officers are administered by either the Compensation Committee or the Board of Directors. The Compensation Committee may, from time to time, include Douglas Young, CEO and President, in its meetings. Mr. Young provides the Compensation Committee with valued criteria the Compensation Committee deems pertinent when establishing performance goals and objectives for executive officers. The Compensation Committee meets without the chief executive officer when the Compensation Committee sets the personal goals and objectives of the chief executive officer. The principal objective of our compensation programs is to attract, retain and motivate highly talented individuals who will deliver competitive financial returns to our stockholders in the short-term, while accomplishing our long-term plans and goals. We believe that this philosophy should apply to all our employees, with a more significant level of variability and compensation generally at risk as an employee's level of responsibility increases.

Compensation Philosophy

The Board of Directors has adopted a management compensation program based on the following compensation principles:

- The Company provides the level of total compensation necessary to attract and retain the best executives in its industry.
- Compensation is linked to performance and to the creation of stockholder value.
- Compensation balances rewards for short-term versus long-term results.
- Compensation programs include features that encourage executives to make a long-term career commitment to the Company and its stockholders.
- Plans include measurements based on continuous growth and performance relative to peer companies.

We believe that our compensation should be designed to reward performance, both individual and corporate. With satisfactory corporate performance, we attempt to deliver a competitive reward package comprised of base pay, variable pay, long-term incentives and other benefits.

Compensation Methodology

The Company strives to provide a comprehensive executive compensation program that is both innovative and competitive, in order to attract and retain superior executive talent. Each year the Compensation Committee of the Board of Directors or the Board of Directors reviews market data and assesses the Company's competitive position in each component of executive compensation, including base salary, annual incentive compensation and long-term incentives. Market data may be provided by outside consultants or the Company's Human Resources department.

The descriptions below of the components of compensation contain additional detail regarding compensation methodology. Compensation decisions regarding individual executives may also be based on factors such as individual performance, level of responsibility or unique skills of the executives.

Components of Compensation

The Company's basic compensation package for executive officers consists of three elements: (i) base salary; (ii) annual incentive compensation; and (iii) long-term incentives in the form of stock options granted pursuant to the Company's stock plans. Certain executive officers also have change-in-control and severance agreements. See "Employment Agreements" below. Other elements of compensation include an employee stock purchase plan, a defined contribution 401(k) plan and medical and life insurance benefits, all of which are available to employees generally.

Each element of compensation has a different purpose. Salary is intended to provide a baseline amount of regularly paid cash compensation that is sufficiently competitive to attract and retain executives. Cash incentive payments are mainly designed to reward past performance that is over and above the baseline on a periodic (typically annual) basis. Stock options are primarily designed to provide a strong incentive for superior long-term future performance and are directly linked to stockholders' interests because the value of the awards will increase or decrease based upon the future price of the Company's Common Stock.

Base Salary

Base salaries for fiscal 2007 were determined by the Board of Directors. The Board of Directors reviews salaries recommended by the Chief Executive Officer for executive officers other than the Chief Executive Officer. In conducting its review, the Board of Directors takes into consideration the overall performance of the Company, the Chief Executive Officer's evaluation of individual executive officer performance, the level of expertise, responsibility and experience of executives and from time-to-time independent compensation surveys, such as the Radford Survey for High Technology Companies. Final decisions on base salary adjustments for executives other than the Chief Executive Officer are made in conjunction with the Chief Executive Officer.

The Board of Directors independently determines the base salary for the Chief Executive Officer by: (i) examining the Company's performance against its preset goals, (ii) examining the Company's performance within the semiconductor industry, (iii) evaluating the overall performance of the Chief Executive Officer, and (iv) comparing the base salary of the Chief Executive Officer to that of other chief executive officers in the semiconductor industry. In May 2006, the Company entered into employment agreements with the Chief Executive Officer and Chief Financial Officer due to the critical nature of their positions.

Annual Incentive Compensation

Annual incentive compensation consists of a cash-based bonus program. The annual incentive compensation provides for payment of cash bonuses to executive officers that are directly related to the gross revenues of the Company, as well as accomplishing specific milestone achievements, such as production-related events.

The table below sets forth (i) the name of each executive officer of the Company who had a Bonus Agreement with the Company that was effective on July 30, 2006 and (ii) the maximum amount that each such executive officer could receive pursuant to the Bonus Agreement should such executive officer meet all the performance targets for such executive officer set forth in his individual Bonus Agreement

Name	Maximum Amount Payable Under the Bonus Agreement
Doug Young	$75,000
Scott Sullinger	$40,000
Syed Zaidi	$40,000
Deepraj Puar	$30,000

In addition, the Board of Directors from time to time may authorize the Company to pay individuals a discretionary bonus based on the individual employee's overall performance.

Because the specified performance goals for fiscal 2007 were not met, the Board approved no incentive compensation for the executive officers for fiscal year 2007. However, Douglas R. Young was awarded a $30,000 bonus for the fiscal year ended January 29, 2006, which was paid in fiscal year ended January 28, 2007. Syed Zaidi received a $1,000 net of tax bonus in recognition of his contributions for a patent issuance.

Stock Options

Long-term incentives are provided through stock option grants to employees, including the Named Executive Officers. The number of shares subject to each stock option grant is based on the employee's current and anticipated future performance and ability to affect achievement of strategic goals and objectives. The Company grants options in order to directly link a significant portion of each employee's total compensation to the long-term interests of stockholders. Since options are generally granted at the fair market value of the Company's Common Stock and vest over a multi-year period, employees will only receive value from the options to the extent that they remain employed by the Company and the Company's Common Stock price increases during the term of the options, thus generating returns for both stockholders and executives.

In the fiscal year ended January 28, 2007, all stock options granted to employees had an exercise price equal to the closing price of the common stock on Nasdaq on the date of the grant, which was the date that the Compensation Committee took action to grant the options. The Board believes these option grants were essential to enable it to retain and attract its workforce. The Compensation Committee from time to time grants options with a future grant date and an exercise price equal to the future grant date fair market value.

Other Benefits

We do not have any special benefit programs for our executive officers. Like all of our full-time employees, our executives are eligible to participate in our employee stock purchase plan, our 401(k) plan, and other health and welfare insurance programs. We believe we offer a competitive package of health and welfare programs.

Retention Bonus Arrangements

On January 13, 2006, the Company entered into retention bonus agreements with Douglas Young and Scott Sullinger in recognition of their value and importance to the success of the Company. Under the agreements, if the officer left the Company before July 1, 2006, the officer was required to repay the bonus to the Company. If the officer remained at the Company through July 1, 2006, the officer's obligation to repay the bonus terminated. The amounts of retention bonuses awarded are included in the "Bonus" column of the Summary Compensation Table.

Employment Agreements

We currently have employment agreements with Douglas Young and had an employment agreement with Scott Sullinger as of January 28, 2007. We discuss these employment agreements, along with their severance and change in control provisions, below.

The Company is party to an employment agreement with Mr. Young, its President and Chief Executive Officer. Pursuant to the agreement, dated May 1, 2006, Mr. Young serves on an "at-will" basis and is entitled to receive an annual base salary of $260,000, subject to annual review by the Compensation Committee. Mr. Young is also eligible to receive bonuses in such amounts and based upon such performance criteria as the Compensation Committee of the Board determines in its discretion following consultation with Mr. Young. Mr. Young is also entitled to receive stock options, restricted stock or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time, at the discretion of the Compensation Committee. In addition, the Agreement entitles Mr. Young to receive a lump-sum payment upon a change of control equal to twelve (12) months' base salary and to participate in 401(k) retirement, deferred compensation, and life, medical, dental, disability and other welfare benefit plans maintained by the Company.

The Agreement provides for certain severance payments and benefits to Mr. Young in the event of termination. If Mr. Young's employment with the Company is terminated by the Company for any reason other than "cause", death, or disability, or if Mr. Young resigns from his employment for "good reason", he shall generally be entitled to (A) a lump-sum payment in an amount equal to six months of base salary, (B) Company-paid coverage for Mr. Young and his eligible dependents under the Company's benefit plans for 12 months following such termination, and (C) up to six months to exercise any options he holds to purchase vested shares under the Company's then current equity plans. If Mr. Young's employment with the Company is terminated for cause, death or disability then (A) all payments of compensation will terminate, (B) all vesting will terminate immediately with respect to Mr. Young's outstanding equity awards, and (C) Mr. Young will be eligible for severance benefits in accordance with the Company's established policies for such type of termination, if any, as then in effect. If Mr. Young's employment is terminated by the Company or its successors without "cause" or Mr. Young terminates his own employment for "good reason" following or in connection with a Change in Control, including but not limited to, a termination within 60 days of such Change in Control, the Agreement provides for the same severance payments described above, except that in lieu of a lump-sum severance payment equal to six months' base salary, he will receive a lump-sum payment in an amount equal to twelve (12) months' base salary and all of his outstanding equity awards will vest in full. All of the severance payments and benefits are conditioned on Mr. Young signing a general release of claims against the Company. Mr. Young is subject to non-competition covenants for one year following his termination of employment for any reason.

The Company was party to an employment agreement with Mr. Sullinger, its then Vice President, Finance and Chief Financial Officer, prior to his resignation and termination in March 2007. Pursuant to the agreement, dated May 1, 2006, Mr. Sullinger served on an "at-will" basis and was entitled to receive an annual base salary of $225,000, subject to annual review by the Compensation Committee. Mr. Sullinger was also eligible to receive bonuses in such amounts and based upon such performance criteria as the Compensation Committee of the Board determined in its discretion following consultation with Mr. Sullinger. Mr. Sullinger was also entitled to receive stock options, restricted stock or other equity awards pursuant to any plans or arrangements the Company had in effect from time to time, at the discretion of the Compensation Committee. In addition, the agreement entitled Mr. Sullinger to receive a lump-sum payment upon a change of control equal to twelve (12) months' base salary and to participate in 401(k) retirement, deferred compensation, and life, medical, dental, disability and other welfare benefit plans maintained by the Company.

The Agreement provides for certain severance payments and benefits to Mr. Sullinger in the event of termination. If Mr. Sullinger's employment with the Company is terminated by the Company for any reason other than "cause" death, or disability, or if Mr. Sullinger resigns from his employment for "good reason" he shall generally be entitled to (A) a lump-sum payment in an amount equal to six months of base salary,

(B) Company-paid coverage for Mr. Sullinger and his eligible dependents under the Company's benefit plans for 12 months following such termination, and (C) up to six months to exercise any options he holds to purchase vested shares under the Company's then current equity plans. If Mr. Sullinger's employment with the Company is terminated for cause, death or disability then (A) all payments of compensation will terminate, (B) all vesting will terminate immediately with respect to Mr. Sullinger's outstanding equity awards, and (C) Mr. Sullinger will be eligible for severance benefits in accordance with the Company's established policies for such type of termination, if any, as then in effect. If Mr. Sullinger's employment is terminated by the Company or its successors without "cause" or Mr. Sullinger terminates his own employment for "good reason" following or in connection with a Change in Control, including but not limited to, a termination within 60 days of such Change in Control, the Agreement provides for the same severance payments described above, except that in lieu of a lump-sum severance payment equal to six months' base salary, he will receive a lump-sum payment in an amount equal to nine (9) months' base salary and all of his outstanding equity awards will vest in full. All of the severance payments and benefits are conditioned on Mr. Sullinger signing a general release of claims against the Company. Mr. Sullinger is subject to non-competition covenants for one year following his termination of employment for any reason.

The term "Change in Control" means the occurrence of any of the following events:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

The term "Cause" for purposes of these agreements means:

(i) the willful failure by Employee to substantially perform Employee's material duties under this Agreement other than a failure resulting from the Employee's Disability,

(ii) Employee's conviction of or plea of *nolo contendere* to the commission of any felony or gross misdemeanor, but only if such event significantly harms the Company's reputation or business;

(iii) any fraud, misrepresentation or gross misconduct by Employee that is materially injurious to the Company;

(iv) a material and willful violation by Employee of a federal or state law or regulation applicable to the business of the Company which is materially injurious to the Company, and

(v) Employee's willful breach of a material provision of this Agreement. The Company will not terminate Employee's employment for Cause without first providing Employee with written notice specifically identifying the acts or omissions constituting the grounds for a Cause termination and, with respect to clauses (i), (iii) and (v), a reasonable cure period of not less than thirty (30) business days following such notice. No act or failure to act by Executive will be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest, as determined by the Company's Board of Directors.

The term "Good Reason" for purposes of these agreements means Employee's resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without the Employee's consent:

(i) the assignment to Employee of any duties, or the reduction of the Employee's duties, either of which results in a material diminution of the Employee's position or responsibilities with the Company in effect immediately prior to such assignment, or the removal of the Employee from such position and responsibilities; *provided, however,* that a reduction in position or responsibilities solely by virtue of a Change in Control shall not constitute "Good Reason" unless such reduction results in the removal of Employee from the most senior management position of the Company's business;

(ii) a reduction of more than ten percent of Employee's Base Salary in any one year;

(iii) the relocation of Employee to a facility that is more than twenty-five (25) miles from Employee's current location;

(iv) the failure of the Company to obtain assumption of this Agreement by any successor; and

(v) the willful breach by the Company of a material provision of this Agreement. Employee will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for "Good Reason" and a reasonable cure period of not less than thirty (30) days following the date of such notice.

Section 162(m) Policy

It is the Company's policy generally to qualify compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits the Company from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. The Company's 2003 Stock Plan and the annual incentive bonus programs are generally structured to qualify awards under such plans as performance-based compensation and to maximize the tax deductibility of such awards. However, the Company reserves the discretion to pay compensation to its executive officers that may not be deductible. In particular, the discretionary bonuses paid during fiscal 2007 to executive officers were not performance-based. In addition, any below market option will not qualify as performance-based compensation. Because no executive officer's compensation exceeded $1 million in fiscal 2006, the Company did not lose any tax deductions under Section 162(m).

Summary Compensation Table

The following table sets forth information concerning the compensation paid to or earned by the Company's current and former executive officers listed in the table (the "Named Executive Officers") for the fiscal year ended January 28, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (1)	Total ($)
Douglas R. Young President and Chief Executive Officer	2007	$260,000	$30,000	$122,247	0	$21,821	$434,068
Scott Sullinger Former Vice President Finance and Chief Financial Officer (2)	2007	$225,000	0	$ 80,254	0	$ 4,429	$309,683
Syed Zaidi Chief Operating Officer	2007	$220,000	$ 1,556	$ 98,371	0	$13,630	$333,557
Deep Puar Vice President, Operations	2007	$217,308	0	$135,477	0	$21,863	$374,648
Jeffrey Blanc (4) Vice President, Worldwide Sales and Corporate Communications	2007	$114,794	0	$ 11,934	0	$14,655	$141,383

(1) Includes premiums paid for health and life insurance and health club subsidies.

(2) Mr. Sullinger resigned from his position in March 2007.

(4) Mr. Blanc resigned from his position in August 2006. All Other Compensation includes vacation payout, severance pay and health benefit payments.

(5) Represents the dollar amount recognized by the Company for financial reporting purposes under FAS 123R, disregarding forfeitures. Assumptions made are disclosed in the Notes to the Consolidated Financial Statements in the Form 10-K for the fiscal year ended January 28, 2007.

Stock Awards

There were no grants or vesting of stock awards made by the Company to any Named Executive Officer during the fiscal year ended January 28, 2007, and there were no unvested stock awards outstanding at fiscal 2007 year end.

Grants of Option Awards

We currently award stock options under our 2003 Stock Plan and 1998 Stock Option Plan. The 2003 Stock Plan was approved by stockholders. The 1998 Stock Option Plan was not required to be approved by stockholders. Beginning with fiscal year 2004, as a result of regulatory changes, all material changes to both plans require stockholder approval. The Compensation Committee issued stock options in May 2006 as part of the Company's annual stock option grant. Additional stock options were issued in December 2006 in lieu of increases in salary. All options granted to Named Executive Officers during fiscal 2007 were granted under the 2003 Stock Plan. The stock options are intended to align the interest of the executive officers with those of stockholders. The stock options are also designed to attract and retain the Named Executive Officers, and to motivate them to achieve the corporate objectives. A Named Executive Officer generally forfeits any unvested stock option upon ceasing employment.

The following tables provide information concerning options to purchase the Company's Common Stock granted to, held by or exercised by each of the Named Executive Officers during the fiscal year ended January 28, 2007.

Grants of Plan-Based Awards For Fiscal Year Ended January 28, 2007

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ per share) (1)	Grant Date Fair Value of Stock and Option Awards (2)
Douglas R. Young	05/10/2006	-0-	60,000	$4.83	$217,800
	12/18/2006	-0-	45,000	$6.56	$212,796
Scott Sullinger	05/10/2006	-0-	55,000	$4.83	$199,650
	12/18/2006	-0-	40,000	$6.56	$189,152
Syed Zaidi	05/10/2006	-0-	40,000	$4.83	$145,200
	12/18/2006	-0-	70,000	$6.56	$331,016
Deepraj Puar	05/10/2006	-0-	25,000	$4.83	$ 90,750
	12/18/2006	-0-	35,000	$6.56	$165,508
Jeffrey Blanc	05/10/2006	-0-	35,000	$4.83	$127,050

(1) The exercise price of all options was equal to the closing market price on the date of grant.

(2) Represents the full grant date fair value, as determined under FAS 123R, of the option without regard to vesting.

Proxy Statement

Outstanding Equity Awards at January 28, 2007

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Douglas Young	14,867	23,333	(6)	$ 2.15	5/4/2015
	34,999	45,001	(7)	$ 2.40	4/21/2015
	16,000	0	(3)	$ 4.65	1/26/2015
	10,000	50,000	(4)	$ 4.83	5/10/2012
	938	44,062	(5)	$ 6.56	12/18/2012
	16,000	0	(3)	$21.50	2/2/2014
Scott Sullinger (1)	6,000	18,125	(8)	$ 2.05	5/18/2015
	9,167	45,833	(4)	$ 4.83	5/10/2012
	10,000	0	(3)	$ 5.10	12/8/2014
	833	39,167	(5)	$ 6.56	12/18/2012
Syed Zaidi	10,000	0	(3)	$ 1.35	3/15/2007
	7,500	15,708	(8)	$ 2.05	5/18/2015
	6,667	33,333	(4)	$ 4.83	5/10/2012
	10,000	0	(3)	$ 5.00	5/30/2010
	1,458	68,542	(5)	$ 6.56	12/18/2012
	20,000	0	(3)	$12.90	11/6/2013
	14,600	0	(3)	$13.95	9/18/2013
	20,000	0	(3)	$14.85	5/30/2010
	20,000	0	(3)	$16.00	5/15/2012
Deepraj Puar	5,738	0	(3)	$ 1.35	3/15/2007
	4,875	15,708	(8)	$ 2.05	5/18/2015
	1,667	1,000	(9)	$ 2.75	7/22/2015
	4,167	20,833	(4)	$ 4.83	5/10/2012
	729	34,271	(5)	$ 6.56	12/18/2012
	20,000	0	(3)	$12.90	11/6/2013
	36,000	0	(3)	$13.95	9/18/2013
	15,000	0	(3)	$16.00	5/15/2012
	14,001	0	(3)	$16.10	8/15/2010
Jeffrey Blanc (2)	—	0		$ —	—

(1) Any outstanding options held by Mr. Sullinger that are not exercised by June 6, 2007 will be cancelled.

(2) All of Mr. Blanc's unexercised outstanding options were cancelled on November 9, 2006 and November 11, 2006 in connection with his termination on August 11, 2006.

(3) These options are fully vested as of January 28, 2007.

(4) These options represent option awards made in fiscal 2007. The options vest at the rate of 1/48th monthly beginning on June 10, 2007 and continuing monthly thereafter until May 10, 2010. The options have a life of 6 years from the date of grant.

(5) These options represent option awards made in fiscal 2007. The options vest at the rate of 1/48th monthly beginning January 18, 2007 and continuing monthly thereafter until December 18, 2010. The options have a life of 10 years from the date of grant.

(6) These options represent option awards made in fiscal 2006. The options vest at the rate of 1/48th monthly beginning June 5, 2005 and continuing monthly thereafter until May 5, 2009. The options have a life of 10 years from the date of grant.

(7) These options represent option awards made in fiscal 2006. The options vest at the rate 25% on the first anniversary of the grant date and 1/48th monthly thereafter. The initial vest day was April 21, 2006 and the options are fully vested on April 21, 2009. The options have a life of 10 years from the date of grant.

(8) These options represent option awards made in fiscal 2006. The options vest at the rate of 1/48th monthly beginning June 30, 2005, and continuing monthly thereafter until May 31, 2009. The options have a life of 10 years from the date of grant.

(9) These options represent option awards made in fiscal 2006. The options vest at the rate of 1/24th monthly beginning August 22, 2005, and continuing monthly thereafter until July 22, 2007. The options have a life of 10 years from the date of grant.

Option Exercises and Stock Vested For Fiscal Year Ended January 28, 2007

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Douglas R. Young	4,300	$14,145
Scott Sullinger	1,500	$ 4,050
Syed Zaidi	—	—
Deepraj Puar	6,387	$21,573
Jeffrey Blanc	5,000	$ 8,487

Pension Benefits

The Company does not have any pension benefit plans that are required to be reported.

Nonqualified Deferred Compensation

The Company does not have any nonqualified deferred compensation plans that are required to be reported.

Potential Payments upon Termination of Employment or Change of Control

In the tables below, we summarize the estimated payments that would be made to each of our Named Executive Officers upon a termination of employment in various circumstances. The actual amounts to be paid can only be determined at the time of a change in control or executive's termination.

Date of Triggering Event: The table assumes that any triggering event (i.e. termination, resignation, Change in Control, death or disability) took place on January 28, 2007 with base salaries in effect at the end of fiscal year 2007 being used for purposes of any severance payout calculation except as noted.

Price Per Share of Common Stock: Calculations requiring a per share stock price are made on the basis of the closing price of $4.34 per share of our common stock on the Nasdaq Global Select Market on January 26, 2007, the last trading day of our fiscal year ending January 28, 2007.

Equity Acceleration upon a Change of Control or Merger: The Board of Directors of the Company, in its discretion, can provide for acceleration of the vesting of all other outstanding options or awards at any time, including upon a Change of Control.

Under the 2003 Stock Plan, the 1998 Nonstatutory Stock Option Plan, and the 1993 Stock Option Plan, upon a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option and stock purchase right shall be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option or stock purchase right, the optionee shall fully vest in and have the right to exercise the option or stock purchase right as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable. The Board of Directors, in its sole discretions, may authorize any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any option or the shares of Common Stock relating thereto.

"Cause," for purposes of the Company's agreements with Douglas Young and Scott Sullinger, means:

(i) the willful failure by Employee to substantially perform Employee's material duties under this Agreement other than a failure resulting from the Employee's Disability,

(ii) Employee's conviction of or plea of *nolo contendere* to the commission of any felony or gross misdemeanor, but only if such event significantly harms the Company's reputation or business;

(iii) any fraud, misrepresentation or gross misconduct by Employee that is materially injurious to the Company;

(iv) a material and willful violation by Employee of a federal or state law or regulation applicable to the business of the Company which is materially injurious to the Company, and

(v) Employee's willful breach of a material provision of this Agreement. The Company will not terminate Employee's employment for Cause without first providing Employee with written notice specifically identifying the acts or omissions constituting the grounds for a Cause termination and, with respect to clauses (i), (iii) and (v), a reasonable cure period of not less than thirty (30) business days following such notice. No act or failure to act by Executive will be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest, as determined by the Company's Board of Directors.

"Change in Control," for purposes of the Company's agreements with Douglas Young and Scott Sullinger, means:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) the date of the consummation of a merger or consolidation of the Company with any other corporation that has been approved by the stockholders of the Company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(iii) the date of the consummation of the sale or disposition by the Company of all or substantially all the Company's assets.

The table below presents estimates of the amounts of compensation payable to each Named Executive Officer with whom the Company has an employment agreement containing provisions with respect to a change in control and termination of the executive. For a description of these agreements, see "Compensation Discussion and Analysis—Employment Agreements." The Company provides a standard severance package to all employees, including the Named Executive Officers, upon termination.

	Douglas Young				Scott Sullinger			
	Termination				Termination			
	Change in Control	Without Cause or For Good Reason	With Cause or Due to Death or Disability (3)	Following Change in Control	Change in Control	Without Cause or For Good Reason	With Cause or Due to Death or Disability (3)	Following Change in Control
UNEARNED COMPENSATION (payment contingent on termination)								
Cash Severance	$260,000	$130,000	$20,000	$260,000	$112,500	$168,750	$17,308	$168,750
Equity								
Acceleration of Vesting of Unexercisable Options (1)	489,030	—	—	489,030	—	372,958	—	372,958
Total	489,030	—	—	489,030	—	372,958	—	372,958
Benefits—Health (2)	26,145	26,145	3,586	26,145	5,616	5,616	770	5,616
Total	$775,175	$156,145	$23,586	$775,175	$118,116	$547,324	$18,078	$547,324

(1) Unexercisable option amounts are based upon option vesting acceleration FAS 123(R) expense. As of January 26, 2007, the fair market value of the common stock was $4.34 per share, and the potential gain on accelerated vesting of options based on intrinsic value was $138,401 and $41,506 for Messrs. Young and Sullinger, respectively.

(2) Health includes health, dental, vision, and life.

(3) Payments made for termination with cause are standard Company severance payments that are paid to all employees.

Director Compensation For Fiscal Year Ended January 28, 2007

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Brian Dougherty (3)	5,500	0	1,571	0	0	0	7,071
Dr. Anil Gupta	34,500	0	49,685	0	0	0	84,185
Brett Moyer (4)	0	0	0	0	0	0	0
Carl Stork	35,500	0	49,685	0	0	0	85,185
Steve Valenzuela	43,500	0	28,524	0	0	0	72,024
Douglas Young (5)	0	0	0	0	0	0	0
Syed Zaidi (6)	0	0	0	0	0	0	0

(1) This column includes annual retainer and meeting fees earned in fiscal 2007 regardless of when paid.

(2) This column includes the compensation cost recognized for financial statement reporting purposes under FAS 123(R) for fiscal year 2007 with respect to stock options that vested in fiscal 2007. The expense is based upon a Black-Scholes model amortized over the vesting period of the options (excluding estimated

forfeiture adjustments). We have described the assumptions made in this valuation in the Form 10-K for the year ended January 28, 2007. The total FAS 123 (R) grant date value of options granted in fiscal year 2007 without regard to vesting for each of the then incumbent non-employee directors was $141,302 each. Mr. Dougherty did not receive a stock option grant in fiscal year 2007. At fiscal year end, options to purchase the indicated number of shares were outstanding and held by each director: Dougherty, 0; Gupta, 87,641; Moyer, 0; Stork, 83,666; Valenzuela, 52,083; Young, 255,200; and Zaidi, 227,808.

(3) Mr. Dougherty resigned from the Board of Directors effective March 21, 2006.

(4) Mr. Moyer was appointed to the Board of Directors effective March 5, 2007.

(5) Mr. Young is a Named Executive Officer and his compensation is set forth in the Summary Compensation Table. Mr. Young did not receive any additional compensation in connection with his service as a director.

(6) Mr. Zaidi was appointed to the Board of Directors effective February 23, 2007. Mr. Zaidi is a Named Executive Officer and his compensation is set forth in the Summary Compensation Table. Mr. Zaidi did not receive any additional compensation in connection with his service as a director.

Directors of the Company who are not also employees of the Company receive a quarterly retainer of $4,000 for service on the Board. Directors of the Company who serve on the Audit Committee receive a quarterly retainer of $2,000 and the Chair of the Audit Committee receives a supplementary $2,000 quarterly retainer. In addition, each non-employee director receives $1,000 for each Board meeting attended in person and $500 per meeting attended telephonically. Directors are not compensated for attendance at committee meetings other than the Audit Committee. The Company also reimburses the directors for their reasonable out-of-pocket expenses related to their attendance at Board and all committee meetings.

The non-employee directors are entitled to receive stock option grants under the provisions of the Company's 2003 Stock Plan [and its predecessor. A non-employee director joining the Board for the first time is granted an option to purchase 20,000 shares. The exercise price for nonstatutory options granted to non-employee directors is the closing price per share of common stock on Nasdaq on the date of grant. In addition, discretionary stock options are annually granted to non-employee directors. During fiscal 2007, each of the non-employee directors, Messrs. Gupta, Stork, and Valenzuela, were granted options to purchase 15,000 and 20,000 shares that vest at the rate of 1/24th monthly for two years and had an exercise price equal to $4.83 and $6.56, respectively, the closing price per share on the date of grant. The terms of the options granted may not exceed ten years. All options granted will vest according to their individual vesting period subject to such member's continued service as a director of the Company. Upon a merger of the Company with or into another corporation or a "change of control" of the Company, excluding a financing, all options granted to non-employee members of the Board of Directors will vest in full.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised entirely of independent directors. No current or past executive officer or employee serves on our Compensation Committee. There are no Compensation Committee interlocks.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with our management. In reliance on the discussion with management, the Compensation Committee recommended to the Board of Directors (and the Board approved) that the Compensation Discussion and Analysis be included in the Annual Report on Form 10-K and this proxy statement for the year ended January 28, 2007 and this proxy statement filed with the Securities and Exchange Commission.

Proxy Statement

The foregoing report has been furnished by the Compensation Committee of the Board of Directors of NeoMagic Corporation.

Carl Stork, Chairman
Anil Gupta
Steve Valenzuela

ANNUAL REPORT

A copy of the Company's Annual Report to Stockholders for the fiscal year ended January 28, 2007 is being furnished to stockholders concurrently herewith.

OTHER MATTERS

The Company knows of no other business that will be presented at the Annual Meeting. For a description of the advance notice requirements for stockholder business, see "Annual Meeting of Stockholders—Deadline for Receipt of Proposals or Nominations by Stockholder." No stockholder provided such advance notice. Accordingly, no other substantive business may be brought before the Annual Meeting by a stockholder.

Whether or not you intend to be present at the Annual Meeting, we urge you to return your signed proxy promptly.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Danaher

Michael J. Danaher
Secretary

Santa Clara, California
May 29, 2007

APPENDIX A

NEOMAGIC CORPORATION

2006 EMPLOYEE STOCK PURCHASE PLAN

The following constitutes the provisions of the 2006 Employee Stock Purchase Plan of NeoMagic Corporation

1. **Purpose.** The purpose of the Plan is to provide Employees with an opportunity to purchase Common Stock through accumulated payroll deductions. The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

2. **Definitions.**

(a) "***Administrator***" means the Board or any committee designated by the Board to administer the Plan pursuant to Section 14.

(b) "***Board***" means the Board of Directors of the Company.

(c) "***Change of Control***" means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company, with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company, or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(iv) A change in the composition of the Board occurring within a two (2)-year period, as a result of which fewer than a majority of the Directors are Incumbent Directors. "Incumbent Directors" means Directors who either (A) are Directors as of the effective date of the Plan (pursuant to Section 23 hereof), or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of those Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of Directors of the Company).

(d) "***Code***" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(e) "***Common Stock***" means the common stock of the Company.

(f) "***Company***" means NeoMagic Corporation, a Delaware corporation.

(g) "***Compensation***" means an Employee's base straight time gross earnings, but exclusive of payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation.

(h) "***Designated Subsidiary***" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(i) "***Director***" means a member of the Board.

(j) "***Employee***" means any individual who is a common law employee of an Employer and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves. Where the period of leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated on the ninety-first (91st) day of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis) that the definition of Employee will or will not include an individual if he or she: (1) has not completed at least two years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (2) customarily works not more than 20 hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (3) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (4) is an officer or other manager, or (5) is a highly compensated employee under Section 414(q) of the Code.

(k) "***Employer***" means any one or all of the Company and its Designated Subsidiaries.

(l) "***Enrollment Date***" means the first Trading Day of each Offering Period.

(m) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(n) "***Exercise Date***" means the last Trading Day prior to the commencement of the June and December Offering Period commencement dates each year. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date, determine (on a uniform and nondiscriminatory basis) when the Exercise Dates will occur during an Offering Period.

(o) "***Fair Market Value***" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for the Common Stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable, or;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable, or;

(iii) In the absence of an established market for the Common Stock, its Fair Market Value will be determined in good faith by the Administrator.

(p) "***Offering Periods***" means the period of time the Administrator may determine prior to Enrollment Date, for options to be granted on such Enrollment Date, during which an option granted under the Plan may be exercised, not to exceed twenty-seven (27) months. Unless the Administrator provides otherwise, Offering Periods will have a duration of approximately twenty-four (24) months, commencing on the first Trading Day on or after the second Friday in June and December of each year and terminating on the last Trading Day prior to the June and December Offering Period commencement date approximately twenty-four (24)months later. The Administrator may change the duration and timing of Offering Periods pursuant to Section 4 of this Plan.

(q) "***Parent***" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(r) "***Plan***" means this 2006 Employee Stock Purchase Plan.

(s) "***Purchase Period***" means the period during an Offering Period which shares of Common Stock may be purchased on a participant's behalf in accordance with the terms of the Plan. Unless and until the Administrator provides otherwise, the Purchase Period will mean the approximately six (6) month period commencing on one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date.

(t) "***Purchase Price***" shall be determined by the Administrator (on a uniform and nondiscriminatory basis) prior to an Enrollment Date for all options to be granted on such Enrollment Date, subject to compliance with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 20. Unless and until the Administrator provides otherwise, the Purchase Price will equal eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower, provided however; that the Purchase Price may be adjusted by the Administrator pursuant to Section 20.

(u) "***Subsidiary***" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(v) "***Trading Day***" means a day on which the U.S. national stock exchanges and the Nasdaq System are open for trading.

3. <u>Eligibility</u>.

(a) ***Offering Periods.*** Any individual who is an Employee as of the Enrollment Date of any Offering Period will be eligible to participate in such Offering Period, subject to the requirements of Section 5.

(b) ***Limitations.*** Any provisions of the Plan to the contrary notwithstanding, no Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. <u>Offering Periods</u>. The Plan will be implemented by consecutive overlapping Offering Periods with a new Offering Period commencing on the first Trading Day on or after the second Friday in June and December of each year and terminating on the last Trading Day prior to the Offering Period commencement date approximately twenty-four (24) months later, or on such other date as the Administrator will determine, and continuing thereafter until terminated in accordance with Section 20. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. Participation. An Employee who is eligible to participate in the Plan pursuant to Section 3(a) may become a participant by (i) submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing payroll deductions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Administrator.

6. Payroll Deductions.

(a) At the time a participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each payday during the Offering Period in an amount of at least one percent (1%) up to (and not exceeding) ten percent (10%) of the Compensation which he or she receives on each such payday. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) Payroll deductions authorized by a participant will commence on the first payday following the Enrollment Date and will end on the last payday in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10.

(c) All payroll deductions made for a participant will be credited to his or her account under the Plan and will be withheld in whole percentages only. A participant may not make any additional payments into such account.

(d) A participant may discontinue his or her participation in the Plan as provided in Section 10, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by (i) properly completing and submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Exercise Date, a new subscription agreement authorizing the change in payroll deduction rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a participant has not followed such procedures to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless terminated as provided in Section 10). The Administrator may, in its sole discretion, limit the nature and/or number of payroll deduction rate changes that may be made by participants during any Offering Period. Any change in payroll deduction rate made pursuant to this Section 6(d) will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the participant (unless the Administrator, in its sole discretion, elects to process a given change in payroll deduction rate more quickly).

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b), or if the Administrator reasonably anticipates a participant has contributed a sufficient amount to purchase a number of shares of Common Stock equal to or in excess of the applicable limit for such Purchase or Offering Period (as set forth in Section 7 or as established by the Administrator), a participant's payroll deductions may be decreased to zero percent (0%) at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code and Section 3(c) hereof, or for participants who have had their contributions reduced due to the applicable limits on the maximum number of shares that may be purchased in any Purchase or Offering Period, payroll deductions will recommence at the rate originally elected by the participant effective as of the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Employee.

7. **Grant of Option.** On the Enrollment Date of each Offering Period, each Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such participant's payroll deductions accumulated prior to such Exercise Date and retained in the participant's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will a participant be permitted to purchase during each Purchase Period more than ten thousand (10,000) shares of Common Stock (subject to any adjustment pursuant to Section 19), and provided further that such purchase will be subject to the limitations set forth in Sections 3(b) and 13. The Employee may accept the grant of such option with respect to any Offering Period under the Plan, by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a participant may purchase during each Purchase Period of such Offering Period. Exercise of the option will occur as provided in Section 8, unless the participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8. **Exercise of Option.**

(a) Unless a participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares of Common Stock will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share will be retained in the participant's account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the participant as provided in Section 10. Any other funds left over in a participant's account after the Exercise Date will be returned to the participant. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

(b) Notwithstanding any contrary Plan provision, if the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and either (x) continue all Offering Periods then in effect, or (y) terminate any or all Offering Periods then in effect pursuant to Section 20. The Company may make pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date.

9. **Delivery.** As soon as administratively practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each participant, as appropriate, the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. No participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. Withdrawal.

(a) Under procedures established by the Administrator, a participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure prescribed by the Administrator. All of the participant's payroll deductions credited to his or her account will be paid to such participant as promptly as practicable after the effective date of his or her withdrawal and such participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11. Termination of Employment. Upon a participant's ceasing to be an Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such participant's option will be automatically terminated. The preceding sentence notwithstanding, a participant who receives payment in lieu of notice of termination of employment will be treated as continuing to be an Employee for the participant's customary number of hours per week of employment during the period in which the participant is subject to such payment in lieu of notice.

12. Interest. No interest will accrue on the payroll deductions of a participant in the Plan.

13. Stock.

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 19, the maximum number of shares of Common Stock which will be made available for sale under the Plan will be 100,000 shares of Common Stock, plus the number of Shares which have been reserved but not issued under the Company's 1997 Employee Stock Purchase Plan (the "1997 ESPP") as of December 9, 2006.

(b) Shares of Common Stock to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse.

14. Administration. The Board or a committee of members of the Board who will be appointed from time to time by, and will serve at the pleasure of, the Board, will administer the Plan. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan and to establish such procedures that it deems necessary for administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States). The Administrator, in its sole discretion and on such terms and conditions as it may provide, may delegate to one or more individuals all or any part of its authority and powers under the Plan. Every finding, decision and determination made by the Administrator (or its designee) will, to the full extent permitted by law, be final and binding upon all parties.

15. Designation of Beneficiary.

(a) A participant may designate a beneficiary who is to receive any shares of Common Stock and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an

Exercise Date on which the option is exercised but prior to delivery to such participant of such shares and cash. In addition, a participant may designate a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b) The participant may change such designation of beneficiary at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations under this Section 15 will be made in such form and manner as the Administrator may prescribe from time to time.

16. **Transferability.** Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15) by the participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw from an Offering Period in accordance with Section 10.

17. **Use of Funds.** The Company may use all payroll deductions received or held by the Company under the Plan for any corporate purpose, and the Company will not be obligated to segregate such payroll deductions. Until shares of Common Stock are issued under the Plan (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares.

18. **Reports.** Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Employees at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19. **Adjustments, Dissolution, Liquidation or Change of Control.**

(a) ***Adjustments.*** In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator will, in such manner as it may deem equitable, adjust the number and class of Common Stock which may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 7.

(b) ***Dissolution or Liquidation.*** In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress will be shortened by setting a new Exercise Date (the "New Exercise Date"), and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Board will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10.

(c) ***Change of Control.*** In the event of a Change of Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, any Purchase Periods then in progress will be shortened by setting a new Exercise Date (the "New Exercise Date") and any Offering Periods then in progress will end on the New Exercise Date. The New Exercise Date will be before the date of the Company's proposed Change of Control. The Board will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10.

20. Amendment or Termination.

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 19). If the Offering Periods are terminated prior to expiration, all amounts then credited to participants' accounts which have not been used to purchase shares of Common Stock will be returned to the participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable.

(b) Without stockholder consent and without limiting Section 20(a), the Administrator will be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123R, including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period so that Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board action;

(iv) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions; and

(v) reducing the maximum number of Shares a participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan participants.

21. **Notices.** All notices or other communications by a participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. **Conditions Upon Issuance of Shares.** Shares of Common Stock will not be issued with respect to an option under the Plan unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder, the Exchange Act, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. **Term of Plan.** The Plan will become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company. It will continue in effect for a term of ten (10) years, unless sooner terminated under Section 20.

24. **Automatic Transfer to Low Price Offering Period.** To the extent permitted by any applicable laws, regulations, or stock exchange rules if the Fair Market Value of the Common Stock on any Exercise Date in an Offering Period is lower than the Fair Market Value of the Common Stock on the Enrollment Date of such Offering Period, then all participants in such Offering Period will be automatically withdrawn from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period.

APPENDIX B

NEOMAGIC CORPORATION

2003 STOCK PLAN

(1) *Purposes of the Plan.* The purposes of this 2003 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant. Stock Purchase Rights and Stock Appreciation Rights may also be granted under the Plan.

(2) *Definitions.* As used herein, the following definitions will apply:

(a) *"Administrator"* means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) *"Applicable Laws"* means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Options or Stock Purchase Rights are, or will be, granted under the Plan.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Change in Control"* means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended.

(f) *"Committee"* means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(g) *"Common Stock"* means the common stock of the Company.

(h) *"Company"* means NeoMagic Corporation, a Delaware corporation.

(i) *"Consultant"* means any natural person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(j) *"Director"* means a member of the Board.

(k) *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(l) *"Employee"* means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Optionee will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(m) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(n) *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

(o) *"Incentive Stock Option"* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(p) *"Inside Director"* means a Director who is an Employee.

(q) *"Nonstatutory Stock Option"* means an Option not intended to qualify as an Incentive Stock Option.

(r) *"Notice of Grant"* means a written or electronic notice evidencing certain terms and conditions of an individual Option or Stock Purchase Right grant. The Notice of Grant is part of the Option Agreement.

(s) *"Officer"* means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(t) *"Option"* means a stock option granted pursuant to the Plan.

(u) *"Option Agreement"* means an agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(v) *"Optioned Stock"* means the Common Stock subject to an Option, Stock Purchase Right or Stock Appreciation Right.

(w) *"Optionee"* means the holder of an outstanding Option, Stock Purchase Right or Stock Appreciation Right granted under the Plan.

(x) *"Outside Director"* means a Director who is not an Employee.

(y) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) *"Plan"* means this 2003 Stock Plan.

(aa) *"Restricted Stock"* means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 11 of the Plan or Shares of restricted stock issued pursuant to an Option.

(bb) *"Restricted Stock Purchase Agreement"* means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(cc) *"Rule 16b-3"* means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(dd) *"SAR Agreement"* means an agreement between the Company and an Optionee evidencing the terms and conditions of an individual SAR grant. The SAR Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(ee) *"Stock Appreciation Right"* or "SAR" means an award that pursuant to Section 12 is designated as a SAR.

(ff) *"Section 16(b)"* means Section 16(b) of the Exchange Act.

(gg) *"Service Provider"* means an Employee, Director or Consultant.

(hh) *"Share"* means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(ii) *"Stock Purchase Right"* means the right to purchase Common Stock pursuant to Section 11 of the Plan, as evidenced by a Notice of Grant.

(jj) *"Subsidiary"* means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan.* Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 1,537,811 Shares plus (a) any Shares which have been reserved but not issued under the Company's Amended 1993 Stock Plan (the "1993 Plan") as of the date of stockholder approval of this Plan and (b) any Shares returned to the 1993 Plan as a result of termination of options or repurchase of Shares issued under the 1993 Plan. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, the Company may not grant more than 20% of the total Shares reserved for issuance hereunder pursuant to Options, Stock Purchase Rights or Stock Appreciation Rights that have a per share exercise or purchase price that is less than Fair Market Value on the date of grant.

If an Option, Stock Purchase Right or Stock Appreciation Right expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated); *provided*, however, that Shares that have actually been issued under the Plan, whether upon exercise of an Option or right, will not be returned to the Plan and will not become available for future distribution under the Plan, except that if unvested Shares of Restricted Stock are repurchased by the Company, such Shares will become available for future grant under the Plan.

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Options, Stock Purchase Rights and Stock Appreciation Rights may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Option, Stock Purchase Right and Stock Appreciation Right granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Option, Stock Purchase Right or Stock Appreciation Right granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options, Stock Purchase Rights and Stock Appreciation Rights may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option, Stock Purchase Right or Stock Appreciation Right or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to construe and interpret the terms of the Plan and awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to modify or amend each Option, Stock Purchase Right or Stock Appreciation Right (subject to Section 16(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(ix) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option, Stock Purchase Right or Stock Appreciation Right that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Option, Stock Purchase Right or Stock Appreciation Right previously granted by the Administrator;

(xi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations will be final and binding on all Optionees and any other holders of Options, Stock Purchase Rights or Stock Appreciation Rights.

5. *Eligibility.* Nonstatutory Stock Options, Stock Purchase Rights and Stock Appreciation Rights may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. *Limitations.*

(a) Each Option will be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Option, Stock Purchase Right or Stock Appreciation Right will confer upon an Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor will they interfere in any way with the Optionee's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations will apply to grants of Options:

(i) No Service Provider will be granted, in any fiscal year of the Company, Options to purchase more than 400,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options to purchase up to an additional 200,000 Shares, which will not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations will be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 14.

(iv) If an Option is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 14), the cancelled Option will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

7. *Term of Plan.* Subject to Section 20 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 16 of the Plan.

8. *Term of Option.* The term of each Option will be stated in the Option Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Option Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9. *Option Exercise Price and Consideration.*

(a) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(1) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(2) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a merger or other corporate transaction.

(b) *Waiting Period and Exercise Dates.* At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(c) *Form of Consideration.* The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares, provided Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six (6) months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option will be exercised;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

10. *Exercise of Option.*

(a) *Procedure for Exercise; Rights as a Stockholder.* Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the

Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder will be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) *Termination of Relationship as a Service Provider.* If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option will remain exercisable for three (3) months following the Optionee's termination. Unless otherwise provided by the Administrator, if on the date of termination the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(c) *Disability of Optionee.* If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option will remain exercisable for twelve (12) months following the Optionee's termination. Unless otherwise provided by the Administrator, if on the date of termination the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Optionee does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(d) *Death of Optionee.* If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Option Agreement, the Option will remain exercisable for twelve (12) months following Optionee's death. Unless otherwise provided by the Administrator, if at the time of death Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

11. *Stock Purchase Rights.*

(a) *Rights to Purchase.* Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it will advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree will be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer will be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) *Repurchase Option.* Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement will grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option will lapse at a rate determined by the Administrator.

(c) *Other Provisions.* The Restricted Stock Purchase Agreement will contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(d) *Rights as a Stockholder.* Once the Stock Purchase Right is exercised, the purchaser will have the rights equivalent to those of a stockholder, and will be a stockholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 14 of the Plan.

12. *Stock Appreciation Rights.* Each SAR grant will be evidenced by a SAR Agreement that will specify the terms of the SAR, the conditions of exercise, the expiration date, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Notwithstanding the foregoing, the rules of Sections 9(c) and 10 of the Plan also will apply to SARs. Upon exercise of a SAR, an Optionee will be entitled to receive a payment from the Company (at the discretion of the Administrator, in cash, in Shares of equivalent value, or in some combination thereof) in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price, by (ii) the number of Shares with respect to which the SAR is exercised.

13. *Transferability of Options, Stock Purchase Rights and Stock Appreciation Rights.* Unless determined otherwise by the Administrator, an Option, Stock Purchase Right or Stock Appreciation Right may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an Option, Stock Purchase Right or Stock Appreciation Right transferable, such Option, Stock Purchase Right or Stock Appreciation Right will contain such additional terms and conditions as the Administrator deems appropriate.

14. *Adjustments; Dissolution or Liquidation; Merger or Change in Control.*

(a) *Adjustments.* If any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, may (in its sole discretion) adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Option, Stock Purchase Right or Stock Appreciation Right, as well as the numerical Share limits in Section 6 of the Plan.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option or Stock Appreciation Right until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option or Stock Appreciation Right would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option or Stock Purchase Right will lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option, Stock Purchase Right or Stock Appreciation Right will terminate immediately prior to the consummation of such proposed action.

(c) *Merger or Change in Control.* In the event of a merger of the Company with or into another corporation, or a Change in Control, each outstanding Option, Stock Purchase Right and Stock Appreciation Right will be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the Option, Stock Purchase Right or Stock Appreciation Right, the Optionee will fully vest in and have the right to exercise the Option, Stock Purchase Right or Stock Appreciation Right as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option, Stock Purchase Right or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or Change in Control, the Administrator will notify the Optionee in writing or electronically that the Option, Stock Purchase Right or Stock Appreciation Right will be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option, Stock Purchase Right or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this subsection (c), the Option, Stock Purchase Right or Stock Appreciation Right will be considered assumed if, following the merger or Change in Control, the option or right confers the right to purchase or receive, for each Share subject to the Option, Stock Purchase Right or Stock Appreciation Right immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash, the fair market value of the consideration, received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, Stock Purchase Right or Stock Appreciation Right, for each Share subject to the Option, Stock Purchase Right or Stock Appreciation Right, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

15. *Date of Grant.* The date of grant of an Option, Stock Purchase Right or Stock Appreciation Right will be, for all purposes, the date on which the Administrator makes the determination granting such Option, Stock Purchase Right or Stock Appreciation Right, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Optionee within a reasonable time after the date of such grant.

16. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan.

(b) *Stockholder Approval.* The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension or termination of the Plan will impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options, Stock Purchase Rights and Stock Appreciation Rights granted under the Plan prior to the date of such termination.

17. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares will not be issued pursuant to the exercise of an Option, Stock Purchase Right or Stock Appreciation Right unless the exercise of such Option, Stock Purchase Right or Stock Appreciation Right and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise of an Option, Stock Purchase Right or Stock Appreciation Right, the Company may require the person exercising such Option, Stock Purchase Right or Stock Appreciation Right to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

18. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

19. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

20. *Stockholder Approval.* The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

ANNUAL REPORT TO STOCKHOLDERS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2007,

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-22009

NEOMAGIC CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	77-0344424
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3250 Jay Street 95054	Santa Clara, California
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (408) 988-7020

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $.001 par value

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $25,621,133 as of July 30, 2006 based upon the closing price on the Nasdaq Market reported for such date, the last business day of the registrant's most recently completed second fiscal quarter. For purposes of this calculation, we have excluded stock held by directors, executive officers and greater than 5% shareholders. This calculation does not reflect a determination that such persons are affiliates of the Registrant for any other purposes.

The number of shares of the Registrant's Common Stock, $.001 par value, outstanding at March 30, 2007 was 12,297,118.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement related to the 2007 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission after the date hereof, are incorporated by reference into Part III of this Annual Report on Form 10-K.

NeoMagic Corporation
FORM 10-K

FOR THE FISCAL YEAR ENDED JANUARY 28, 2007

TABLE OF CONTENTS

Annual Report

FORWARD-LOOKING STATEMENTS

When used in this discussion, the words "expects," "anticipates," "believes" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current intentions and expectations. However, actual events and results could vary significantly based on a variety of factors including, but not limited to: customer acceptance of new NeoMagic products, the market acceptance of handheld devices developed and marketed by customers that use our products, our ability to execute product and technology development plans on schedule, and our ability to access advanced manufacturing technologies in sufficient capacity without significant cash pre-payments or investment. Examples of forward-looking statements include statements about our expected revenues, our competitive advantage in our markets, the potential market for our products, our expected production timelines, our customer base and our need for additional financing beyond the next 12 months. These statements are subject to significant risks and uncertainties, including those set forth below under Item 1A of Part I of this Form 10-K, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any changes in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

PART I

Item 1. BUSINESS

General

We deliver semiconductor chips and software that provide solutions to enable new multimedia applications for handheld devices. Our solutions offer low power consumption, small form-factor and high performance processing. We demonstrated one of the first solutions used for H.264 video decoding in a mobile digital TV phone, and we are developing and delivering additional solutions for audio/video processing of the dominant mobile digital TV standards, including ISDB-T, T-DMB and DVB-H. As part of our complete system solution, we deliver a suite of middleware and sample applications for imaging, video and audio functionality, and we provide multiple operating system ports with customized drivers for our products. Our product portfolio includes semiconductor solutions known as Applications Processors as well as other System-On-Chips (SOCs). Our Applications Processors are sold under the "MiMagic" brand name with a focus on enabling high performance multimedia within a low power consumption environment. In mobile phones, our Applications Processors are designed to work side-by-side with baseband processors that are used for communications functionality. Our SOC product dedicated for the mobile digital TV market is marketed under the "NeoMobileTV" brand name. Target customers for both our MiMagic products and our NeoMobileTV product include manufacturers of mobile phones and handheld devices. The largest projected market opportunity for our products is in the mobile phone market, where our products enable multimedia functionality.

We believe that next-generation mobile phones and other handheld devices will continue to feature increased multimedia functionality including: mobile TV, advanced camera applications, highly compressed video using H.264 video standards, 3D graphics for gaming, and audio. Our strategy is to become a leading provider of multimedia processing solutions by:

- Leveraging our core competencies in integrating logic, analog, and memory to support multimedia applications on mobile phones and handheld devices with power-efficient, high performance, low-cost solutions;
- Offering multiformat solutions that support a full range of operating systems, basebands, wireless protocols, and mobile TV broadcast formats;
- Providing high-performance, power-efficient solutions that use our proprietary Associative Processing Array architecture;

- Continuing to build relationships with leading component, software and solutions providers to offer our customers complete solutions; and,
- Focusing our sales efforts on several points in the sales channel including: original design manufacturers, design firms, contract manufacturers, original equipment manufacturers, network operators and virtual network operators.

We have established relationships with third-party manufacturing partners to produce semiconductor products for us. Pursuant to these relationships, we design the overall product, including the logic and analog circuitry, and the manufacturing partners manufacture the wafers, assemble and test the products.

In the past, we provided graphics processor semiconductors to top notebook computer manufacturers. In April 2000, we began to exit the graphics processor market. However, the majority of our historical net sales through the end of fiscal 2002 continued to come from these products. We do not expect to have revenue related to these products in the future. We believe that we were one of the first companies to adopt large amounts of on-chip memory for commercial applications. Many industry sources consider our graphics processors to be the semiconductor industry's first commercially successful embedded DRAM products. Currently, embedded DRAM technology is used broadly in many applications. We believe that several companies have infringed on our patents for embedded DRAM technology. In the third quarter of fiscal 2006, we completed a patent licensing transaction with Sony Corporation where Sony paid NeoMagic $8.5 million for a license to our patents. We are currently in discussions with multiple companies about taking a license to our embedded DRAM patents.

NeoMagic Corporation was incorporated in California in May 1993 and subsequently reincorporated in Delaware in February 1997.

Products

Product revenue was $0.6 million, $0.9 million and $2.5 million in fiscal 2007, 2006 and 2005, respectively, representing 100%, 9% and 100% of total revenue.

MiMagic Products:

Our primary product line is the MiMagic Applications Processor family. The MiMagic family of Applications Processors incorporates an ARM processor and a multimedia engine for 3D graphics, still images, audio, video and other multimedia capabilities. We introduced the first member of the MiMagic Applications Processor family in July 2001. We have since phased out production of the MiMagic 1 and MiMagic 2 Applications Processors. Currently, the MiMagic 3 Applications Processor and the MiMagic 6+ Applications Processor are in full production.

The MiMagic 6+ is our first product to include a new, proprietary technology architecture called Associative Processor Array (APA). The APA multimedia engine uses a massively parallel approach to processing information. Most competitive architectures use a sequential approach to process data. To increase performance, sequential architectures rely on increased clock rates. These faster clock rates result in increased power consumption and reduced battery life. Because APA operates on data in parallel, it is able to process more information per clock cycle than sequential approaches. With its ability to handle large amounts of data simultaneously, the APA multimedia engine is able to efficiently process multimedia data such as images, video and graphics, with low power consumption. One significant advantage of APA is that it is a programmable and flexible architecture that can be configured to meet customers' needs.

The MiMagic 6+ can process and support many different applications, including: digital mobile TV, Voice Over IP (VoIP), real-time Global Positioning System (GPS), digital still camera, video camcorder, audio/video player and 3D gaming.

NeoMobileTV Product:

During February 2006, the Company announced its new NeoMobileTV product. NeoMobileTV is a complex System-On-Chip solution targeted to specifically address the market for mobile television on handheld devices such as mobile phones. The NeoMobileTV solution offers the following features:

- Simple integration into existing feature phone platforms with little or no change to the system architecture;
- Flexible video/audio decoding at low power and low clock frequencies (sub—100Mhz);
- QVGA, CIF and VGA decoding of mobile TV video formats such as H.264, Windows Media 9, MPEG-4, and DIVX at frame rates up to 30 frames per second;
- Simultaneous decoding of selected audio formats for broadcast mobile TV including AMR, AAC, HE-AAC, MP3 and BSAC;
- Support for ISDB-T, T-DMB and DVB-H mobile TV broadcast formats

The NeoMobileTV product is currently being sampled.

Companion Chip Products:

Our companion chip products (NMC1110 and NMC1121) add IO (input/output) functions to processors made by other companies. Due to the age of these products and the small order volume for these products, we discontinued these products during fiscal 2007.

Research and Development

We believe the timely development and introduction of new products are essential to maintaining our competitive position and our ability to capitalize on market opportunities. NeoMagic's research and development efforts are focused on developing Integrated System-on-Chip semiconductor products for mobile phones and other handheld devices. At the end of fiscal 2007, we had approximately 72 employees engaged in research and development activities. Research and development expenses were $13.8 million, $12.4 million and $18.2 million, in fiscal 2007, 2006 and 2005, respectively. None of our research and development is customer funded. We have historically focused much of our personnel and resources on research and development. Our research and development activities are focused on supporting customer programs based on the MiMagic 6+ and NeoMobileTV products as well as on developing next generation products. We are also developing new technologies that will improve the quality of multimedia applications on low-power consumption mobile phones and other handheld devices. We plan to continue innovating and improving the functionality of our products. We have offices in India and Israel that support NeoMagic's research and development effort.

Sales and Marketing

We primarily sell our products using our internal sales and marketing personnel, a global network of distributors and sales representatives and our management team. In some cases, mobile phones and other handheld devices are designed and manufactured by third-party Original Design Manufacturers (ODMs) on behalf of the final brand name Original Equipment Manufacturers (OEMs). We focus on developing long-term customer relationships with ODMs, brand name OEMs as well as network operators and virtual network operators. We believe that this approach increases the likelihood of design wins, improves the overall quality of support, and enables the timely release of customer products to market.

Our sales and marketing strategy is an integral part of our effort to become a leading supplier of applications processors and multimedia SOC solutions to manufacturers of mobile phones and other handheld devices. To meet customer requirements and achieve design wins, our sales and marketing personnel work closely with our customers, business partners and key industry trendsetters to define product features, performance, price, and market timing of new products. We employ a sales and marketing organization with a high level of technical expertise and product and industry knowledge to support a lengthy and complex design win process. Additionally, we employ a highly trained team of application engineers to assist customers in designing, testing and qualifying system designs that incorporate NeoMagic products as part of the pre-sale process. We believe that the depth and quality of this design support is key to improving our customers' time-to-market deliveries and maintaining a high level of customer satisfaction, which in turn encourages customers to use subsequent generations of our products.

The information regarding geographic distribution of sales and significant customers is incorporated by reference to Note 12 of Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K. Our customer base can shift significantly from period to period as customer programs end and new programs do not always replace ending programs. In addition, new customers are added from period to period.

Third Party Manufacturing

We have a relationship with one foundry, Taiwan Semiconductor Manufacturing Corporation, to produce our semiconductor wafers. We do not have a long-term agreement with this foundry. This relationship enables us to concentrate our resources on product design, development, engineering, marketing and sales, where we believe we have greater competitive advantages, and to eliminate the high cost of owning and operating a semiconductor wafer fabrication facility. We depend on our wafer supplier to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable cost and quality at acceptable manufacturing yields, and to deliver those products to us on a timely basis. Since, in our experience, the lead time needed to establish a relationship with a new wafer fabrication partner is at least 12 months, and the estimated time for a foundry to switch to a new product line ranges from four to nine months, we may have no readily available alternative source of supply for specific products. In addition to time constraints, switching foundries would require a diversion of engineering manpower and financial resources to redesign our products so that the new foundry could manufacture them. We cannot assure you that we can redesign our products to be manufactured by a new foundry in a timely manner, nor can we assure you that we will not infringe on the intellectual property of our current wafer manufacturer when we redesign our products for a new foundry. A manufacturing disruption experienced by our manufacturing partner would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the transition to the next generation of manufacturing technologies at our supplier is unsuccessful, our business, financial condition and results of operations would be materially and adversely affected. In addition, our working capital requirements can be significant. Due to the long lead-time for manufacturing wafers and the just in time ordering by customers, the Company may have to carry significant inventory.

We use other third-party subcontractors to perform assembly, packaging and testing of our products. We work with these third-party subcontractors for advanced packaging capabilities. We do not have long-term agreements with any of these subcontractors. As a result of our reliance on third-party subcontractors to assemble, test and provide advanced packaging for our products, we cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembling our products. Due to the amount of time normally required to qualify these assembly and test subcontractors, shipments could be delayed significantly if we are required to find alternative subcontractors.

Competition

The market for applications processors and multimedia co-processors is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal factors of competition in this market are processing performance, price, features, power consumption, size and customer support. Our ability to compete successfully in the applications processor and multimedia co-processor market depends on a number of factors including, success in designing and subcontracting the manufacture of new products that implement new technologies, product quality and reliability, price, ramp of production of our products, customer demand and acceptance of more sophisticated multimedia functionality on mobile phones and other handheld devices, end-user acceptance of our customers' products, market acceptance of competitors' products and general economic conditions. Our ability to compete will also depend on our ability to identify and ensure compliance with evolving industry standards and market trends.

We compete with both domestic and foreign companies, some of which have substantially greater financial and other resources than us with which to pursue engineering, manufacturing, marketing and distribution of their products. Our principal competitors include Texas Instruments, Renesas, ST Microelectronics and Broadcom as well as a number of vertically integrated electronics firms that are developing their own solutions, such as C&S technologies and Nexilion. We may also face increased competition from new entrants into the market including companies currently at developmental stages. We believe we have significant intellectual property and historically demonstrated expertise in SOC technology. However, our inability to introduce timely new products for our market, to support these products in customer programs, or to manufacture these products could have a material adverse effect on our business, financial condition and operating results.

Intellectual Property

We rely in part on patents to protect our intellectual property. As of January 28, 2007, we had 28 issued patents. These issued patents are scheduled to expire between June 2014 and November 2024. Additionally, we have several patent applications pending. We cannot assure you that our pending patent applications, or any future applications will be approved. Further, we cannot assure you that any issued patents will provide us with significant intellectual property protection or competitive advantages, that they will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business. In addition, we cannot assure you that others will not independently develop similar products, duplicate our products or design around any patents that may be issued to us.

We also rely on a combination of mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. Despite these efforts, we cannot assure you that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. As a general matter, the semiconductor industry has experienced substantial litigation regarding patent and other intellectual property rights. A failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

Since April 2002, we have been working with The Consortium for Technology Licensing Ltd. to explore opportunities to license or sell some of our patents. During the second quarter of fiscal 2007 and the first quarter of fiscal 2006, we generated $1.0 million and $3.5 million, respectively, in gains from the sale of patents that related to legacy products that NeoMagic no longer sells. During the third quarter of fiscal 2006, we announced a patent licensing transaction with Sony Corporation where Sony paid us $8.5 million for a non-exclusive license to all of our patents. In the patent licensing transaction with Sony, we only provided Sony with a license to our patents. We did not provide Sony with any intellectual "know-how" or other confidential information that could help Sony develop products that could be competitive with NeoMagic's products. As of April 28, 2007, we were in discussions with multiple companies regarding on our embedded DRAM patents. The objective of our patent licensing business is to enter into patent licensing agreements with companies that we believe have infringed or are expected to infringe on our patents. In addition, we may decide to license or sell certain additional patents in the future. Licensing revenue was $8.5 million in fiscal 2006 representing 91% of our total revenue. There was no licensing revenue in fiscal 2007 and fiscal 2005.

Annual Report

Long-Lived Assets

The vast majority of the Company's long-lived assets, primarily property plant and equipment, are located at our headquarters in Santa Clara, California.

Seasonality

Our business has not been seasonal to date.

Government Contracts and Regulation

We do not have government contracts and the demand for our products is not driven by government regulation.

Environment

We do not manufacture our own products and, therefore, do not have issues relating to the disposal of hazardous materials and relating to emissions and discharges into the air and water.

Backlog

Sales of our products are primarily made through standard purchase orders that are cancelable without significant penalties. These purchase orders are subject to price renegotiations and to changes in quantities of products and delivery schedules to reflect changes in customers' requirements and manufacturing availability. Also, many of our customers are moving to "just in time" relationships with their vendors, whereby orders for product deliveries are not provided to the supplier until just before the requested delivery. A large portion of our sales is made through short lead-time orders. In addition, our actual shipments depend on the manufacturing capacity of our suppliers and the availability of products from such suppliers. As a result of the foregoing factors, we do not believe that backlog is a meaningful indicator of future revenue.

Employees

As of January 28, 2007, we employed a total of 91 full-time employees, including 72 in research and development, 4 in applications engineering, 3 in sales and marketing, 1 in manufacturing and 11 in finance, information technology and administration. We also employ, from time to time, a number of temporary and part-time employees as well as consultants on a contract basis. Our employees are not represented by a collective bargaining organization.

Management

Executive Officers

The executive officers of the Company as of April 28, 2007 are as follows:

NAME	AGE	POSITION
Douglas R. Young	62	President, Chief Executive Officer and Director
Syed Zaidi	48	Vice President, Corporate Engineering Chief Operating Officer
Deepraj Puar	61	Vice President Operations
H. Robert Newman	40	Acting Chief Financial Officer

There are no family relationships among the executive officers and directors of the Company.

Douglas R. Young has been President, Chief Executive Officer and a Director of NeoMagic since April 2005. Before his promotion to President and Chief Executive Officer, he was NeoMagic's Vice President of

Worldwide Sales, having joined NeoMagic in February 2004. Before joining NeoMagic, Mr. Young was Senior Vice President of Worldwide Sales at Planetweb, Inc., a provider of embedded multimedia application and browser software for consumer electronics devices, from August 1999 to October 2003. At Planetweb, Mr. Young worked with customers such as Samsung, Sharp, Philips and other large OEMs. Mr. Young has managed sales in many different environments ranging between large systems enterprise sales to the 'Fortune 500' and ODM and OEM sales in the consumer electronics market. He has over 25 years experience working for companies such as IBM, Storage Technology Corporation, Unilease Computer Corporation, Data General and Hitachi Data Systems. He has worked in hardware and software sales, and he was President and CEO of a computer and satellite leasing company. Mr. Young has a Bachelors of Arts Degree from Princeton University and a Masters Degree in Business Administration from The Stern School of Business at New York University.

Syed Zaidi has been Chief Operating Officer and has served as a Director since February 2007. From January 2006 to February 2007 Mr. Zaidi was Vice President of Corporate Engineering and from May 2000 to January 2006, Mr. Zaidi was Vice President of Santa Clara Engineering. Mr. Zaidi joined NeoMagic's engineering team in June 1995 and worked in engineering management until his promotion to Vice President in 2000. Before joining NeoMagic, Mr. Zaidi worked at Sierra Semiconductor, where he was responsible of systems engineering for multimedia products. He has also worked at Advanced Micro Research where he designed and developed UNIX based multi-user systems, multiple video and graphic ASICs for multimedia products. Mr. Zaidi holds a Bachelor of Electrical & Electronics Engineering from Leeds University, England and a BSET from Indiana State University.

Deepraj Puar, a co-founder of the Company, currently serves as the Company's Vice President of Operations. Since the Company's inception in 1993, Mr. Puar has served in a variety of roles, including Vice President of Technology. Mr. Puar has over 35 years of engineering and management experience in the semiconductor industry, primarily in the area of memory design and logic integration technology. Mr. Puar authored all of the Company's key patents covering embedded DRAM technology. Prior to co-founding the Company in 1993, Mr. Puar was employed by Cirrus Logic, Signetics/Philips and Texas Instruments. Mr. Puar holds a B.TECH degree from the Indian Institute of Technology, Kanpur and a MSEE degree from Michigan State University.

H. Robert Newman has been Chief Financial Officer (acting) of NeoMagic since March 2007. Before assuming the interim position of Chief Financial Officer, he was NeoMagic's Corporate Controller since November 2004. Before becoming Corporate Controller, Mr. Newman was NeoMagic's Senior Finance Manager, from June 2000, when he joined NeoMagic. Before joining NeoMagic, Mr. Newman was Corporate Accounting Manager at Conner Technology, a disk drive manufacturer. Before joining Conner Technology, Mr. Newman held various financial positions at Toshiba America Electronic Components, Inc., a semiconductor manufacturer. Mr. Newman previously worked as an auditor at the accounting firm of Deloitte and Touche. He has a bachelor's degree in Accountancy from the University of Notre Dame, where he graduated cum laude, and a Masters Degree in Business Administration from Santa Clara University. He has passed the Certified Public Accountant exam.

Available Information

We file our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) of the Securities Exchange Act of 1934 with the SEC electronically. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

You may obtain a free copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports on the day of filing with the SEC on our website on the World Wide Web at http://www.neomagic.com, by calling the Investor Relations Department at our corporate offices at (408) 988-7020 or by sending an e-mail message to ir@neomagic.com.

Item 1A. RISK FACTORS

We Expect to Continue to Incur Significant Losses and Consume Cash in Operations

We have been incurring substantial losses and consuming cash in operations as we invest heavily in new product development in advance of achieving significant customer sales. This is expected to continue through January 27, 2008. Our ability to achieve cash flow breakeven is likely to depend on the success of our MiMagic 6+ and NeoMobileTV products. Even if these new products are successful, we are likely to incur significant additional losses and consume cash in operations during the fiscal ending January 27, 2008.

We Need Additional Capital

Given the long cycle times required to achieve design wins, convert customer design wins into production orders, and for customers to achieve volume shipments of their products, we are likely to require additional working capital to fund our business. We believe that our existing capital resources will be sufficient to meet our capital requirements through at least the end of our fiscal year ending January 27, 2008. However, we expect we will need to raise additional capital to fund future operating activities beyond January 27, 2008. Our future capital requirements will depend on many factors, including the rate of net sales growth, timing and extent of spending to support research and development programs in new and existing areas of technology, expansion of sales and marketing support activities, and timing and customer acceptance of new products. Our ability to raise capital and the terms of any financing will depend, in part, on our ability to establish customer engagements and generate sales. As discussed below, revenue performance is difficult to forecast. We cannot assure you that additional equity or debt financing, if required, will be available on acceptable terms or at all.

Potential Nasdaq Stock Market Delisting

On February 28, 2005, we received a notice from the Nasdaq Stock Market that we were no longer in compliance with the requirements for continued inclusion of our common stock on the Nasdaq Global Market pursuant to the Nasdaq's Marketplace Rule 4450(a)(5) (the "Rule") because our common stock had closed below $1.00 per share for 30 consecutive business days. We were given 180 calendar days, or until August 29, 2005, to regain compliance with the Rule. To regain compliance with the Rule, the closing bid price of our common stock had to be $1.00 per share or more for a minimum of 10 consecutive business days before August 29, 2005. To regain compliance with the Rule, we effected a five-for-one reverse stock split on August 12, 2005 that brought the closing bid price of our common stock above $1.00. The closing bid price of our common stock has stayed above $1.00 since the reverse stock split occurred.

In December 2006, the Company sold stock and warrants in a registered direct financing. Although the common stock has been accounted for as equity, under accounting rules as interpreted by the SEC, the warrants must be accounted for as a liability on the Company's balance sheet. See Note 10 of Notes to Consolidated Financial Statements. Based on the Company's internal estimate of results of operations over the balance of fiscal 2008, accounting for the warrants as a liability may cause the Company's stockholders' equity to drop below that required for continued listing on the Nasdaq Global Market by the end of the second quarter of fiscal 2008. The Company is exploring possible alternatives to avoid the delisting of its common stock from the Nasdaq Global Market.

If we fail to comply with the continued listing requirements of the Nasdaq Global Market, including the minimum bid price per share requirement and the minimum stockholders equity requirement, we may be delisted from trading on such market, and thereafter trading in our common stock, if any, would be conducted through the Nasdaq Capital Market, the over-the-counter market or on the Electronic Bulletin Board of the National

Association of Securities Dealers, Inc. There is no guarantee that an active trading market for our common stock will be maintained on the Nasdaq Global Market. You may not be able to sell your shares quickly, at the market price or at all if trading in our stock is not active.

Our Revenues Are Difficult To Predict

For a variety of reasons, our revenues are difficult to predict and may vary significantly from quarter to quarter. Our ability to achieve design wins depends on a number of factors, many of which are outside of our control, including changes in the customer's strategic and financial plans, competitive factors and overall market conditions. As our experience demonstrates, design wins themselves do not always lead to production orders because the customer may cancel or delay products for a variety of reasons. Such reasons may include the performance of a particular product that may depend on components not supplied by NeoMagic, market conditions, reorganizations or other internal developments at the customer and changes in customer personnel or strategy. Even when a customer has begun volume production of a product containing our chips, volumes are difficult to forecast because there may be no history to provide a guide, and because market conditions and other factors may cause changes in the customer's plans. Because of the market uncertainties they face, many customers place purchase orders on a short lead-time basis, rather than providing reliable long-term purchase orders or purchase forecasts.

The difficulty in forecasting revenues increases the difficulty in forecasting our working capital requirements. It also increases the likelihood that we may overproduce particular parts, resulting in inventory charges, or underproduce particular parts, affecting our ability to meet customer requirements. The difficulty in forecasting revenues also restricts our ability to provide forward-looking revenue and earnings guidance to the financial markets and increases the chance that our performance does not match forecasts.

We have a Limited Customer Base

In each of the last three fiscal years, three customers have accounted for over two-thirds of our product revenue. In fiscal 2007, the top three customers accounted for 34%, 21%, and 12%, respectively, of product revenue. In addition, one licensee accounted for 100% of our licensing revenue in fiscal 2006. There was no licensing revenue in fiscal 2007 and 2005. We expect that a small number of customers will continue to account for a substantial portion of our product revenue for the foreseeable future. Furthermore, the majority of our sales were historically made, and are expected to continue to be made, on the basis of purchase orders rather than pursuant to long-term purchase agreements. As a result, our business, financial condition and results of operations could be materially adversely affected by the decision of a single customer to cease using our products, or by a decline in the number of handheld devices sold by a single customer.

We May Lose Our Customer Base

Our products are designed to afford the mobile phone and handheld device manufacturer significant advantages with respect to product performance, power consumption and size. To the extent that other future developments in components or subassemblies incorporate one or more of the advantages offered by our products, the market demand for our products may be negatively impacted.

We Face Intense Competition in Our Markets

The market for Applications Processors is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal factors of competition in this market are video and 3D graphics performance, price, features, power consumption, size and customer support. Our ability to compete successfully in the Applications Processor market depends on a number of factors, including success in designing and subcontracting the manufacture of new products that implement new technologies, product quality and reliability, price, ramp of production of our products, customer demand

and acceptance of more sophisticated multimedia functionality on mobile phones and other handheld devices, end-user acceptance of our customers' products, market acceptance of competitors' products and general economic conditions. Our ability to compete will also depend on our ability to identify and ensure compliance with evolving industry standards and market trends.

We compete with both domestic and foreign companies, some of which have substantially greater financial and other resources than us with which to pursue engineering, manufacturing, marketing and distribution of their products. Our principal competitors include Texas Instruments, Renesas, ST Microelectronics and Broadcom as well as a number of vertically integrated electronics firms that are developing their own solutions, such as C&S technologies and Nexilion. We may also face increased competition from new entrants into the market, including companies currently at developmental stages. We believe we have significant intellectual properties and have historically demonstrated expertise in SOC technology. However, if we cannot timely introduce new products for our market, support these products in customer programs, or manufacture these products, such inabilities could have a material adverse effect on our business, financial condition and operating results.

Some of our current and potential competitors operate their own manufacturing facilities. Since we do not operate our own manufacturing facility and may from time-to-time make binding commitments to purchase products (binding purchase orders totaling $257,000 were outstanding as of January 28, 2007), we may not be able to reduce our costs and cycle time or adjust our production to meet changing demand as rapidly as companies that operate their own facilities, which could have a material adverse effect on our results of operations. In addition, if production levels increase the amount of binding purchase orders may increase significantly.

Uncertainty Regarding Future Licensing Revenue

In the third quarter of fiscal 2006, we collected gross licensing revenue of $8.5 million ($5.6 million net of commissions and expenses) from the nonexclusive licensing of all of our patents to Sony Corporation of Tokyo, Japan. We cannot assure you that we will be able to generate any future licensing revenue from our 28 patents or from any future patents that we will own or have the right to license. The licensing agreement with Sony may be the only licensing agreement that we ever complete. Furthermore, if we should in the future complete an agreement to license our patents, we cannot assure you that the licensing revenue we receive from such license will equal or exceed the licensing revenue we received from Sony.

We Depend on Qualified Personnel

Our future success depends in part on the continued service of our key engineering, sales, marketing, manufacturing, finance and executive personnel, and our ability to identify, hire and retain additional personnel to serve potential customers in our targeted markets. There is strong competition for qualified personnel in the semiconductor industry, and we cannot assure you that we will be able to continue to attract and retain qualified personnel necessary for the development of our business. We have experienced the loss of personnel both through headcount reductions and attrition. In the past two years we have lost some of our executive management, including Jeffery Blanc (Vice President, Worldwide Sales) and Scott Sullinger (CFO). We are currently conducting a search for a new CFO and Vice President of Worldwide Sales.

All our executive officers are employees "at will". We have an employment contract with Douglas R. Young, our chief executive officer, that allows us to terminate his employment at any time but requires us to make severance payments depending upon the circumstances surrounding his termination of employment. We do not maintain key person insurance on any of our personnel. If we are able to maintain key personnel, if our headcount is not appropriate for our future direction, or if we fail to recruit key personnel critical to our future direction in a timely manner, this may have a material adverse effect on our business, financial condition and results of operations.

In addition, our future success will depend in part on our ability to identify and retain qualified individuals to serve on our board of directors. We believe that maintaining a board of directors comprised of qualified members is critical given the current status of our business and operations. Moreover, SEC and Nasdaq Global Market rules require that three independent board members serve on our audit committee. Any inability on our part to identify and retain qualified board members could have a material adverse effect on our business or could lead to the delisting of our securities from the Nasdaq Global Market.

Our Products May be Incompatible with Evolving Industry Standards and Market Trends

Our ability to compete in the future will also depend on our ability to identify and ensure compliance with evolving industry standards and market trends. Unanticipated changes in market trends and industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. As a result, we could be required to invest significant time and resources to redesign our products or obtain license rights to technologies owned by third parties to comply with relevant industry standards and market trends. We cannot assure you that we will be able to redesign our products or obtain the necessary third-party licenses within the appropriate window of market demand. If our products are not in compliance with prevailing market trends and industry standards for a significant period of time, we could miss crucial OEM and ODM design cycles, which could result in a material adverse effect on our business, financial condition and results of operations.

We Depend on New Product Development to Meet Rapid Market and Technological Change

NeoMagic is focused on providing high-performance semiconductor solutions for sale to manufacturers of mobile phones and handheld devices. New product planning is focused on integrated SOC semiconductor products for handheld devices that integrate multimedia technologies such as H.264 video compression, 3D graphics and audio technologies. Our future business, financial condition and results of operations will depend to a significant extent on our ability to develop new products that address these market opportunities. As a result, we believe that we will need to continue to spend significantly for research and development in the future.

We must anticipate the features and functionality that consumers and infrastructure providers will demand, incorporate those features and functionality into products that meet the exacting design requirements of equipment manufacturers, price our products competitively and introduce new products to the market on a timely basis. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability to create or acquire intellectual property, the ability of manufacturing partners to effectively manufacture new products, quality of new products, differentiation of new products from those of our competitors and market acceptance of our products and the products of our customers. We cannot assure you that the products we expect to introduce will incorporate the features and functionality demanded by mobile phone and handheld device manufacturers and consumers, will be successfully developed, or will be introduced within the appropriate window of market demand. We cannot assure you that customers who use our semiconductor products will achieve the levels of market success with their own products that they may project to us.

We regularly incur costs to license or acquire technology from third parties. There is no guarantee of realizing the anticipated value of such expenditures due to changes in other available technologies or market demand. To the extent that we rely on licenses from third parties, there can be no assurance that we will continue to obtain all of the licenses we desire on the terms we consider reasonable or at all.

Because of the complexity of our products, we often have experienced delays in completing development and introduction of new products. If there are delays in production of current products, or in the completion of development of future products, including the products currently under development for introduction over the next 12 to 18 months, our potential future business, financial condition, and results of operations will be materially adversely affected. In addition, the time required for competitors to develop and introduce competing products may be shorter, their manufacturing yields may be better, and their production costs may be lower than those experienced by us.

We Depend on Third-Party Manufacturers to Produce Our Products

Our products require wafers manufactured with state-of-the-art fabrication equipment and techniques. We currently use one third-party foundry for wafer fabrication. We expect that, for the foreseeable future, all of our products will be manufactured at Taiwan Semiconductor Manufacturing Corporation on a purchase order by purchase order basis. Since, in our experience, the lead time needed to establish a relationship with a new wafer fabrication partner is at least 12 months, and the estimated time for a foundry to switch to a new product line ranges from four to nine months, we may have no readily available alternative source of supply for specific products. In addition to time constraints, switching foundries would require a diversion of engineering manpower and financial resources to redesign our products so that the new foundry could manufacture them. We cannot assure you that we can redesign our products to be manufactured by a new foundry in a timely manner, nor can we assure you that we will not infringe on the intellectual property of our current wafer manufacturer when we redesign our products for a new foundry. A manufacturing disruption experienced by our manufacturing partner, the failure of our manufacturing partner to dedicate adequate resources to the production of our products, or the financial instability of our manufacturing partner would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the transition to the next generation of manufacturing technologies by our manufacturing partner is unsuccessful, our business, financial condition and results of operations would be materially and adversely affected.

We have many other risks because we depend on a third-party manufacturer, including: reduced control over delivery schedules, quality, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to us; and potential misappropriation of our intellectual property. We are dependent on our manufacturing partner to produce wafers with acceptable quality and manufacturing yields, to deliver those wafers on a timely basis to our third party assembly subcontractors and to allocate a portion of their manufacturing capacity sufficient to meet our needs. Although our products are designed using the process design rules of the particular manufacturer, we cannot assure you that our manufacturing partner will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, we cannot assure you that our manufacturing partner will continue to devote adequate resources to produce our products or continue to advance the process design technologies on which the manufacturing of our products are based.

We Rely on Third-Party Subcontractors to Assemble and Test Our Products

Our products are assembled and tested by third-party subcontractors. We expect that, for the foreseeable future, the vast majority of our products will be packaged and assembled at Amkor Technology on a purchase order by purchase order basis. We do not have long-term agreements with any of these subcontractors. Such assembly and testing is conducted on a purchase order basis. Because we rely on third-party subcontractors to assemble and test our products, we cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of our products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if we were required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of our products could have a material adverse effect on our business, financial condition and results of operations.

Annual Report

We May Encounter Inventory Excess or Shortage

To have product inventory to meet potential customer purchase orders, we place purchase orders for wafers from our manufacturer in advance of having firm purchase orders from our customers. We had binding orders for wafers totaling $257,000 outstanding as of January 28, 2007. If we do not have sufficient demand for our products and cannot cancel our current and future commitments without material impact, we may experience excess inventory, which will result in a write-off affecting gross margin and results of operations. If we cancel a purchase order, we must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. We must place purchase orders for wafers before we receive purchase orders from our own customers. This limits our ability to react to fluctuations in demand for our products, which can be unexpected and dramatic, and from time-to-time will cause us to have an excess or shortage of wafers for a particular product. As a result of the long lead-time for manufacturing wafers and the increase in "just in time" ordering by customers, semiconductor companies from time-to-time take charges for excess inventory. We did in fact incur such charges in fiscal 2007 of $12,000, in fiscal 2006 of $0.2 million and in fiscal 2005 of $0.4 million. Significant write-offs of excess inventory have had and could continue to have a material adverse effect on our financial condition and results of operations. Conversely, failure to order sufficient wafers would cause us to miss revenue opportunities and, if significant, could impact sales by our customers, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations.

Our Manufacturing Yields May Fluctuate

Fabricating semiconductors is an extremely complex process, which typically includes hundreds of process steps. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, variation in equipment used and numerous other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. We typically purchase wafers, not die, and pay an agreed upon price for wafers meeting certain acceptance criteria. Accordingly, we bear the risk of the yield of good die from wafers purchased meeting the acceptance criteria.

Semiconductor manufacturing yields are a function of both product design, which is developed largely by us, and process technology, which is typically proprietary to the manufacturer. Historically, we have experienced lower yields on new products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation and communication between the manufacturer and us. This risk is compounded by the offshore location of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As our relationships with new manufacturing partners develop, yields could be adversely affected due to difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of each manufacturer. Any significant decrease in manufacturing yields could result in an increase in our per unit product cost and could force us to allocate our available product supply among our customers, potentially adversely impacting customer relationships as well as revenues and gross margins. We cannot assure you that our manufacturers will achieve or maintain acceptable manufacturing yields in the future.

Uncertainty and Litigation Risk Associated with Patents and Protection of Proprietary Rights

We rely in part on patents to protect our intellectual property. As of January 28, 2007, we had been issued 28 patents. These 28 issued patents are scheduled to expire between June 2014 and November 2024. In June 2006, we sold 4 patents to Samsung Electronics Co. Ltd. for net proceeds of $1.0 million. In April 2005, we sold 58 patents to Faust Communications, LLC for net proceeds of $3.5 million. The patents sold related to products we no longer sell and not to products that we currently sell or plan to sell. We retained a worldwide, non-exclusive license under the patents sold. The sales did not include several of our important patents covering embedded DRAM technology nor any of the unique array processing technology used in our MiMagic 6+ and NeoMobileTV products. Additionally, we have several patent applications pending. We cannot assure you that our pending patent applications, or any future applications, will be approved. Further, we cannot assure you that any issued patents will provide us with significant intellectual property protection, competitive advantages, or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business. In addition, we cannot assure you that others will not independently develop similar products, duplicate our products or design around any patents that may be issued to us.

We also rely on a combination of mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. Despite these efforts, we cannot assure you that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Our failure to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations.

As a general matter, the semiconductor industry has experienced substantial litigation regarding patent and other intellectual property rights. In December 1998, the Company filed a lawsuit in the United States District Court for the District of Delaware seeking damages and an injunction against Trident Microsystems, Inc. The suit alleged that Trident's embedded DRAM graphics accelerators infringed certain patents held by the Company. In January 1999, Trident filed a counter claim against the Company alleging an attempted monopolization in violation of antitrust laws, arising from NeoMagic's filing of the patent infringement action against Trident. The Court ruled that there was no infringement by Trident. The Company filed an appeal in the United States Court of Appeals, for the Federal Circuit. On April 17, 2002, the United States Court of Appeals for the Federal Circuit affirmed the lower court's judgment of non-infringement on one patent and vacated the court's judgment of non-infringement on another patent, thereby remanding it to the lower court for further proceedings. In November 2002, the lower court heard oral arguments on cross-motions for summary judgment on the matter. In May 2003, the lower court ruled in favor of Trident. In December 2003, the Company filed an appeal in the United States Court of Appeals, for the Federal Circuit. In August 2004, the Federal Circuit rejected the appeal and affirmed the lower court's decision of no infringement by the Trident products. On September 2, 2005 the United States District Court for the District of Delaware approved the Trident request that its counterclaim against NeoMagic filed in January 1999 be dismissed without prejudice.

Any patent litigation, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel from productive tasks, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that current or future infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect our business, financial condition and results of operations. If any adverse ruling in any such matter occurs, we could be required to pay substantial damages, which could include treble damages, to cease the manufacturing, use and sale of infringing products, to discontinue the use of certain processes, or to obtain a license under the intellectual property rights of the third party claiming infringement. We cannot assure you, however, that a license would be available on reasonable terms or at all. Any limitations in our ability to market our products, or delays and costs associated with redesigning our products or payments of license fees to third parties, or any failure by us to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on our business, financial condition and results of operations.

We Depend on Foreign Sales and Suppliers

Export sales have been a critical part of our business. Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States and foreign manufacturers that sell to United States-based OEMs) accounted for 77%, 60% and 91% of our product revenue for fiscal 2007, 2006, and 2005, respectively. We expect that product revenue derived from foreign sales will continue to represent a significant portion of our total product revenue. Letters of credit issued by customers have supported a portion of our foreign sales. To date, our foreign sales have been denominated in United States dollars. Increases in the value of the U.S. dollar relative to the local currency of our customers could make our products relatively more expensive than competitors' products sold in the customer's local currency.

Foreign manufacturers have produced, and are expected to continue to produce for the foreseeable future, all of our wafers. In addition, many of the assembly and test services we use are procured from foreign sources. Wafers are priced in U.S. dollars under our purchase orders with our manufacturing suppliers.

Foreign sales and manufacturing operations are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences and export license requirements. In addition, we are subject to the risks inherent in conducting business internationally including foreign government regulation, political and economic instability, and unexpected changes in diplomatic and trade relationships. Moreover, the laws of certain foreign countries in which our products may be developed, manufactured or sold, may not protect our intellectual property rights to the same extent as do the laws of the United States, thus increasing the possibility of piracy of our products and intellectual property. We cannot assure you that one or more of these risks will not have a material adverse effect on our business, financial condition and results of operations.

Our Financial Results Could Be Affected by Changes in Accounting Principles

Generally accepted accounting principles in the United States are subject to issuance and interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, in December 2004, FASB issued SFAS 123(R), "Share-Based Payment," which replaces SFAS 123 and supersedes APB 25. As required, we adopted SFAS 123(R) in our first quarter of fiscal 2007. SFAS 123(R) requires that compensation costs relating to share-based payment transactions be recognized in the financial statements. The pro forma disclosure previously permitted under SFAS 123 is no longer an acceptable alternative to recognition of expense in the financial statements. The adoption of SFAS 123(R) increased the amount of loss that we reported for fiscal 2007.

Our Stock Price May Be Volatile

The market price of our Common Stock, like that of other semiconductor companies, has been and is likely to continue to be, highly volatile. The market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price of our Common Stock could be subject to significant fluctuations in response to various factors, including sales of our common stock, quarter-to-quarter variations in our anticipated or actual operating results, announcements of new products, technological innovations or setbacks by us or our competitors, general conditions in the semiconductor industry, unanticipated shifts in the markets for mobile phones and other handheld devices or changes in industry standards, losses of key customers, litigation commencement or developments, the impact of our financing activities, including dilution to shareholders, changes in or the failure by us to meet estimates of our performance by securities analysts, market conditions for high technology stocks in general, and other events or factors. In future quarters, our operating results may be below the expectations of public market analysts or investors.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Our corporate headquarters, which is also our principal administrative, selling and marketing, customer service, applications engineering and product development facility, is located in Santa Clara, California and consists of approximately 45,000 square feet under a lease that will expire on April 30, 2010. We also lease 7,500 square feet for research and development office space in Israel under an operating lease that expires in September 2007 and 16,000 square feet for research and development office space in India under an operating lease that expires in December 2008. On February 1, 2005, we entered into a sublease agreement to sub-lease 10,000 square feet in our Santa Clara facility for a two-year period starting on March 15, 2005. On December 15, 2006, we amended this sublease agreement to extend the term for nineteen months and 15 days, changing the sublease termination date from March 15, 2007 to October 31, 2008. We believe our existing facilities are adequate and suitable for our current and near-term needs. We are not fully using our properties and thus have enough capacity to add people if the need arises.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

It[illegible] MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the Nasdaq Global Market under the symbol "NMGC". The high and low closing sales prices set forth below are as reported on the Nasdaq Global Market (formerly known as the Nasdaq National Market).

Quarterly Data

Fiscal 2007	1st	2nd	3rd	4th
Price range common stock:				
Low	$4.38	$2.46	$2.47	$ 3.66
High	$7.95	$5.16	$4.20	$ 6.56
Fiscal 2006				
Price range common stock:				
Low	$2.30	$1.80	$1.89	$ 3.60
High	$4.45	$3.05	$4.96	$10.23

We had 209 stockholders of record as of March 23, 2007. We have not paid any dividends on our common stock.

Dividends

NeoMagic has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Company Stock Price Performance

The information contained in this section shall not be deemed "filed" with the SEC, nor shall it be deemed "soliciting material." It shall not be deemed to be incorporated by reference into any other SEC filings.

The following graph compares the cumulative total stockholder return of the Company's Common Stock with The Nasdaq Composite Index (U.S.) and The Nasdaq Electronic Components Index. The comparison assumes the investment of $100 on January 27, 2002. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
AMONG NEOMAGIC CORPORATION, THE NASDAQ COMPOSITE INDEX
AND THE NASDAQ ELECTRONIC COMPONENTS INDEX



140
120
100
80
60
40
20
0
DOLLARS
1/02
1/03
1/04
1/05
1/06
1/07
NEOMAGIC CORPORATION
NASDAQ COMPOSITE
NASDAQ ELECTRONIC COMPONENTS

Information as of January 28, 2007 regarding equity compensation plans is summarized in the following:

Plan Category	(A) Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column A)
Equity compensation plans approved by stockholders	1,170,982	5.80	577,665 (1)
Equity compensation plans not approved by stockholders	1,085,591	7.73	77,396 (2)
Total	2,256,573	6.73	655,061

(1) Includes 286,024 shares available for future issuance under our 2003 Stock Option Plan, as amended, generally used for grants to officers and directors. Also includes 291,641 shares available under our 2006 Employee Stock Purchase Plan.

(2) Shares available under our 1998 Nonstatutory Stock Option Plan are used for grants to employees other than officers and directors except as provided within the plan. For a description of the 1998 Plan, see Note 4 of Notes to Consolidated Financial Statements in Item 8 of Part II of this Form 10-K, which information is incorporated by reference into this Item 5 of Part II of this Form 10-K. This plan was not previously required to be approved by stockholders. Due to regulatory changes, going forward, all material changes to the plan require stockholder approval.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data is qualified in its entirety by and should be read in conjunction with the more detailed consolidated financial statements and related notes included elsewhere herein.

Five Year Summary

(in thousands, except per share data)	Fiscal Years ended January 28, 2007	January 29, 2006	January 30, 2005	January 25, 2004	January 26, 2003
Consolidated Statement of Operations Data:					
Product revenue	$ 572	$ 862	$ 2,466	$ 1,888	$ 2,189
Licensing revenue	—	8,490	—	—	—
Total revenue	572	9,352	2,466	1,888	2,189
Cost of product revenue	524	884	3,195	2,262	3,000
Cost of licensing revenue	—	2,861	—	—	—
Impairment of certain acquired and licensed intangible assets	—	—	89	—	491
Total cost of revenue	524	3,745	3,284	2,262	3,491
Gross profit (loss)	48	5,607	(818)	(374)	(1,302)
Operating expenses:					
Research and development	13,763	12,403	18,208	19,694	24,715
Sales, general and administrative	6,080	6,916	7,447	7,236	10,383
Gain on sale of patents	(1,044)	(3,481)	—	—	—
Special charge	—	—	—	—	3,600
Impairment of certain acquired and licensed intangible assets	—	—	1,437	—	552
Total operating expenses	18,799	15,838	27,092	26,930	39,250
Loss from operations	(18,751)	(10,231)	(27,910)	(27,304)	(40,552)
Income, net of expenses, from the sale of DVD assets	—	—	—	—	1,580
Interest income and other	915	724	415	854	1,816
Interest expense	(381)	(2,569)	(534)	(282)	(75)
Change in fair value on revaluation of warrant liability	1,835	—	—	—	—
Loss before income taxes and cumulative effect of change in accounting principle	(16,382)	(12,076)	(28,029)	(26,732)	(37,231)
Income tax provision (benefit)	137	(2,770)	196	43	(6,294)
Net loss before cumulative effect of change in accounting principle	(16,519)	(9,306)	(28,225)	(26,775)	(30,937)
Cumulative effect of change in accounting principle	—	—	—	—	(4,175)
Net loss	$(16,519)	$ (9,306)	$(28,225)	$(26,775)	$(35,112)
Basic and diluted net loss per share before cumulative effect of change in accounting principle (1)	$ (1.65)	$ (1.32)	$ (4.33)	$ (4.37)	$ (5.36)
Cumulative effect of change in accounting principle	—	—	—	—	(0.72)
Basic and diluted net loss per share (1)	$ (1.65)	$ (1.32)	$ (4.33)	$ (4.37)	$ (6.08)
Weighted common shares outstanding (1)	10,015	7,074	6,524	6,130	5,774
Weighted common shares outstanding assuming dilution (1)	10,015	7,074	6,524	6,130	5,774
	2007	**2006**	**2005**	**2004**	**2003**
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 16,468	$ 26,695	$ 8,944	$ 12,342	$ 37,428
Short-term investments	4,014	—	16,082	30,240	29,657
Working capital	13,402	22,068	18,526	35,807	59,608
Total assets	24,090	30,494	30,714	50,861	80,948
Long-term obligations	803	773	5,074	799	2,521
Total stockholders' equity	14,677	24,114	17,960	41,827	67,887

(1) See Note 1 and Note 2 of Notes to Consolidated Financial Statements.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this discussion, the words "expects," "anticipates," "believes" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current intentions and expectations. However, actual events and results could vary significantly based on a variety of factors including, but not limited to: customer acceptance of new NeoMagic products, the market acceptance of handheld devices developed and marketed by customers that use our products, our ability to execute product and technology development plans on schedule, and our ability to access advanced manufacturing technologies in sufficient capacity without significant cash pre-payments or investment. Examples of forward-looking statements include statements about our expected revenues, our competitive advantage in our markets, the potential market for our products, our expected production timelines, our customer base and our need for additional financing beyond the next 12 months. These statements are subject to significant risks and uncertainties, including those set forth below under Item 1A of Part I of this Form 10-K, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any changes in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

NOTE: For a more complete understanding of our financial condition and results of operations, and some of the risks that could affect future results, see Item 1A of Part I of this Form 10-K. This section should also be read in conjunction with the Consolidated Financial Statements and related Notes.

Overview

We deliver semiconductor chips and software that provide solutions to enable new multimedia applications for handheld devices. Our solutions offer low power consumption, small form-factor and high performance processing. As part of our complete system solution, we deliver a suite of middleware and sample applications for imaging, video and audio functionality, and we provide multiple operating system ports with customized drivers for our products. Our product portfolio includes semiconductor solutions known as Applications Processors as well as other System-On-Chips (SOCs). Our Applications Processors are sold under the "MiMagic" brand name with a focus on enabling high performance multimedia within a low power consumption environment. In mobile phones, our Applications Processors are designed to work side-by-side with baseband processors that are used for communications functionality. Our SOC product dedicated for the mobile digital TV market is marketed under the "NeoMobileTV" brand name. Target customers for both our MiMagic product and our NeoMobileTV product include manufacturers of mobile phones and handheld devices. The largest projected market opportunity for our products is in the mobile phone market, where our products enable multimedia functionality.

Since April 2002, we have been working with The Consortium for Technology Licensing Ltd. to explore opportunities to license or sell our patents. During the second quarter of fiscal 2007 and the first quarter of fiscal 2006, we generated a $1.0 million and $3.5 million gain, respectively, from the sale of patents that related to legacy products that NeoMagic no longer sells. During the third quarter of fiscal 2006, we announced a patent licensing transaction with Sony Corporation where Sony paid us $8.5 million for a non-exclusive license to all of our patents. In the patent licensing transaction with Sony, we only provided Sony with a license to our patents. We did not provide Sony with any intellectual "know-how" or other confidential information that could help Sony develop products that could be competitive with NeoMagic's products. As of April 28, 2007, we were in discussions with multiple companies that we believe have infringed on our embedded DRAM patents. The objective of our patent licensing business is to enter into patent licensing agreements with companies that have infringed or are expected to infringe on our patents. In addition, we may decide to license or sell certain additional patents in the future. Licensing revenue was $8.5 million in fiscal 2006 representing 91% of our total revenue. There was no licensing revenue in fiscal 2007 and fiscal 2005.

Our fiscal year ends on the last Sunday in January. Fiscal 2007 consisted of 52 weeks and ended on January 28, 2007. Fiscal 2006 consisted of 52 weeks and ended on January 29, 2006. Fiscal 2005 consisted of 53 weeks and ended on January 30, 2005.

Critical Accounting Policies and Estimates

NeoMagic's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, including those related to intangible assets and long-lived assets, revenue recognition, inventories and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the amount and timing of revenue and expenses and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Fair Value of Equity Instruments

The valuation of certain items, including valuation of warrants and compensation expense related to stock options granted, involves significant estimates with underlying assumptions judgmentally determined. The valuation of warrants and stock options are based upon a Black-Scholes valuation model, which requires estimates of stock volatility and other assumptions. Even if the estimates are accurate, the model may not provide the true fair value.

Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the carrying value of our long-lived assets, consisting primarily of property, plant and equipment, in the fourth quarter of each fiscal year, and whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a significant decline in the market value of the assets, significant reductions in projected future cash flows or gross margins, or macroeconomic factors, including a prolonged economic downturn. In assessing the recoverability of long-lived assets, we compare the carrying value to the undiscounted future cash flows the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, we will be required to write down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon the weighted average cost of capital. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including gross profit margins, long-term forecasts of the amount and timing of overall market growth and our percentage of that market, groupings of assets, discount rates and terminal growth rates. In addition, significant estimates and assumptions are required in the determination of the fair value of our tangible long-lived assets, including replacement cost, economic obsolescence, and the value that could be realized in liquidation. Changes in these estimates could have a material adverse effect on the assessment of our long-lived assets, thereby requiring us to write down or write off long-lived assets.

We continue to periodically evaluate our long-lived assets for impairment in accordance with SFAS 144 and acknowledge it is possible that such evaluation might result in future adjustments for impairment. Such an impairment might adversely affect our operating results.

Revenue Recognition

We derive our revenue from two principal sources: product sales and license fees for patents.

We recognize revenue from non-distributor product sales when the products are shipped to the customer, title has transferred, and no obligations remain. In addition, we require the following criteria to be met before recognizing revenue: (i) execution of a written customer order, (ii) shipment of the product, (iii) fee is fixed or determinable, and (iv) collectibility of the proceeds is probable. Our shipment terms are FOB shipping point.

For products shipped to distributors, we defer recognition of product revenue until the distributors sell our products to their customers. On occasion, however, we may sell products with "end of life" status to our distributors under special arrangements without any price protection or return privileges, for which we recognize revenue upon transfer of title, typically upon shipment.

At the end of each accounting period, we determine certain factors, including sales returns and allowances, that could affect the amount of revenue recorded for the period. Sales returns provisions include considerations for known but unprocessed sales returns and estimates for unknown returns based on our historical experiences.

We recognize non-refundable fees for licensing our patents in the period when all of the following conditions are met: (i) we enter into a licensing agreement with a licensee that has been executed by both parties, (ii) delivery has occurred and we have no further obligations regarding the licensing agreement, (iii) the fee is fixed and determinable, and (iv) collectibility of the proceeds is probable.

Inventory Valuation

Our inventory valuation policy stipulates that at the end of each reporting period we write down or write off our inventory for estimated obsolescence or unmarketable inventory. The amount of the write-down or write-off is equal to the difference between the cost of the inventory and the estimated market value of the inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs or write-offs may be required. Additionally, as we introduce product enhancements and new products, demand for our existing products in inventory may decrease, requiring additional inventory write-downs.

Deferred Taxes and Tax Accruals

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Based on the uncertainty of future pre-tax income, we have fully reserved our deferred tax assets. If we determine that we would be able to realize some or all of our deferred tax assets in the future, an adjustment to the deferred tax assets would increase income in the period when such determination was made.

We have also provided accruals for certain tax liabilities based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, or less than currently assessed, the resulting reversal of such accruals would result in tax benefits being recorded in the period when the accruals are no longer deemed necessary. Conversely, if our estimate of tax liabilities is more than the amount ultimately assessed, further charges would result.

Results of Operations

Product Revenue

Product revenue was $0.6 million, $0.9 million and $2.5 million in fiscal 2007, 2006 and 2005, respectively. The decrease in product revenue in fiscal 2007 compared to fiscal 2006 is due to decreased shipments of our MiMagic 3 and MiMagic 5 applications processors, partially offset by increased shipments of our MiMagic 6+ applications processor. The large decrease in product revenue in fiscal 2006 compared to fiscal 2005 is due to decreased shipments of our MiMagic 3 applications processor. We expect that the percentage of our net sales represented by any one product or type of product may change significantly from period to period when new products are introduced and existing products reach the end of their product life cycles.

Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States, and foreign manufacturers that sell to United States-based OEMs) accounted for 77%, 60% and 91% of product revenue in fiscal 2007, 2006 and 2005, respectively. We expect that export sales will continue to represent a significant portion of product revenue. All sales transactions were denominated in United States dollars. The following is a summary of our product revenue by major geographic area:

Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
Japan	0%	5%	12%
Taiwan	33%	26%	47%
Hong Kong	0%	0%	25%
Korea	15%	0%	0%
Singapore	13%	4%	0%
United States	23%	40%	9%
England	13%	15%	7%
Sweden	3%	10%	0%

The following customers accounted for more than 10% of product revenue:

Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
Edom Technology Co.**	34%	21%	33%
Exadigm Inc.	*	32%	*
Premier Microelectronics Europe LTD**	12%	15%	*
Silicon Media, Inc.**	*	*	8%
ESS Technology International, Inc.	*	*	26%
Premier Components Distribution**	21%	*	*
Silicon Alliance Int.**	*	*	13%

* represents less than 10% of product revenue

** customer is a distributor

Licensing Revenue

On September 1, 2005, we granted Sony Corporation of Tokyo, Japan a worldwide, non-exclusive license to all of our patents. In accordance with the agreement, we received revenue of $8.5 million. Among the patents that were licensed to Sony Corporation are those that relate to the use of embedded dynamic random-access-memory (DRAM) technology and on-chip memories in semiconductor integrated circuits. Revenue from Sony accounted for 100% of our license revenue and 91% of our total revenue in fiscal 2006. There was no licensing revenue in fiscal 2007 and fiscal 2005.

During the negotiations that led to the agreement with Sony, NeoMagic was represented by The Consortium for Technology Licensing, Ltd., of Nissequogue, New York ("The Consortium"). NeoMagic and The Consortium continue to explore other opportunities to generate additional revenue from NeoMagic's patents. However, we cannot assure you that we will be successful in doing so.

Gross Profit (Loss)

Gross profit (loss) was $48 thousand, $5.6 million and $(0.8) million in fiscal 2007, 2006, and 2005, respectively. Cost of revenue includes stock-based compensation of $20,000 in fiscal 2007 and amortization of deferred compensation of $8,000 in fiscal 2005. There was no amortization of deferred compensation in fiscal 2006. Decrease in gross profit from fiscal 2006 to fiscal 2007 is primarily due to the absence of any licensing

Annual Report

revenue in fiscal 2007 and the higher margins attributable to license revenue. Fiscal 2007 gross profit was favorably impacted by the sale of $37,000 of inventory previously written off, partially offset by charges to write-off excess inventory in of $12,000. Gross profit for fiscal 2006 reflects licensing revenue of $8.5 million partially offset by the cost of licensing revenue of $2.9 million, which includes legal and other expenses and a commission payment to the Consortium of approximately $2.8 million. Gross profit on license revenues was 66.3% of license revenue in fiscal 2006. Overall gross profit for fiscal 2006 was unfavorably impacted by charges of $0.2 million to write-off excess inventory primarily for our MiMagic 5 applications processor and favorably impacted by the sale of $0.1 million of inventory previously written off. The negative margins in fiscal 2005 were largely due to the write-off of excess MiMagic 3 inventory of approximately $0.4 million. In addition, fiscal 2005 gross loss included $0.1 million of amortization of licensed intellectual property as well as a $0.1 million impairment charge for licensed intellectual property.

In the future, our gross margin percentages may be affected by the mix of product revenue and licensing revenue, increased competition and related decline in unit average product selling prices (particularly with respect to older generation products), changes in the mix of products sold, timing of volume shipments of new products, the availability and cost of products from our suppliers, inventory write-offs, and manufacturing yields (particularly on new products).

Research and Development Expenses

Research and development expenses include compensation and associated costs relating to research and development personnel, amortization of intangible assets and prototyping costs, which are comprised of photomask costs and pre-production wafer costs. Research and development expenses were $13.8 million, $12.4 million, and $18.2 million in fiscal 2007, 2006 and 2005, respectively. These expenses include stock based compensation of $0.9 million, $0.3 million and $0.2 million in fiscal 2007, 2006 and 2005, respectively. We have made, and intend to continue to make, significant investments in research and development to remain competitive by developing new and enhanced products to serve our identified markets. The increase in fiscal 2007 from fiscal 2006 of $1.4 million is primarily related to increased stock-based compensation costs of $0.6 million as a result of the adoption of SFAS 123(R) in the first quarter of fiscal 2007. In addition, the increase in fiscal 2007 is due to increased mask costs of $0.4 million, increased labor costs of $0.2 million and increased patent-related expenses of $0.2 million. The decrease in fiscal 2006 from fiscal 2005 of $5.8 million is primarily related to lower labor costs of $2.5 million due to lower headcount, decreased amortization of intellectual property of $1.0 million, decreased mask costs of $0.6 million, lower software license and maintenance costs of $0.5 million, and lower allocated costs of $0.7 million primarily related to reduced headcount.

Sales, General and Administrative Expenses

Sales, general and administrative expenses were $6.1 million, $6.9 million, and $7.4 million in fiscal 2007, 2006, and 2005, respectively. These expenses include stock-based compensation of $0.5 million, $0.2 million, and $0.1 million in fiscal 2007, 2006, and 2005, respectively. Sales, general and administrative expenses decreased in fiscal 2007 primarily due to decreased labor costs of $0.3 million due to reduced headcount, decreased professional service costs of $0.4 million, decreased audit and tax costs of $0.2 million and decreased cost of boards used to demonstrate NeoMagic products of $0.1 million partially offset by increased stock-based compensation costs of $0.3 million as a result of the adoption of SFAS 123(R) in the first quarter of fiscal 2007. Sales, general and administrative expenses decreased in fiscal 2006 primarily due to decreased labor costs of $0.7 million resulting from reduced headcount and lower financial auditing costs partially offset by increased professional service costs of $0.6 million.

Gain on Sale of Patents

In the second quarter of fiscal 2007, NeoMagic completed the sale of four of our patents to Samsung Electronics Co. Ltd. for net proceeds of approximately $1.0 million after payment of expenses related to the negotiation of the patent purchase agreement. The Company has no ongoing obligations under the patent sale agreement.

In the first quarter of fiscal 2006, NeoMagic completed the sale of selected patents to Faust Communications, LLC, a private company, for net proceeds of approximately $3.5 million after payment of expenses of approximately $1.0 million. The Company has no ongoing obligations associated with the sale of these patents.

There were no patent sales in fiscal 2005.

The patents sold in the second quarter of fiscal 2007 and the first quarter of fiscal 2006 relate to products no longer sold by NeoMagic and not to products that NeoMagic currently sells or plans to sell. NeoMagic retains a worldwide, non-exclusive license under the patents sold.

The sales do not include several of NeoMagic's important patents covering embedded DRAM technology or any of the unique array processing technology used in NeoMagic's MiMagic 6+ and NeoMobileTV products. During the patent sales negotiations, NeoMagic was represented by The Consortium, a company whose CEO served on the board of NeoMagic until December 2004. On March 28, 2005, NeoMagic entered into an amended and restated Patent Licensing Agreement with the Consortium governing the relationship between the two parties.

Impairment of Certain Acquired and Licensed Intangible Assets

In accordance with SFAS 144, we assess the recoverability of our long-lived assets in the fourth quarter of each fiscal year, and whenever there are indicators of impairment. We compare projected undiscounted net cash flows associated with those assets against their respective carrying amounts to determine whether impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

During fiscal 2005, we determined that certain licensed intellectual property was impaired and recorded an impairment charge of $1.5 million, of which $0.1 million was charged to cost of sales. The impairment was caused by a decline in the related sales forecasts of products associated with the licensed intellectual property.

Stock Compensation

Stock compensation expense was $1.5 million, $0.5 million and $0.4 million in fiscal 2007, 2006 and 2005, respectively. Stock compensation expense recorded in cost of revenues, research and development expenses and sales, general and administrative expenses for fiscal 2007 is the amortization of the fair value of share-based payments made to employees, members of our board of directors and other service providers in the form of stock options and purchases under the employee stock purchase plan, as we adopted the provision of SFAS No. 123(R) on the first day of fiscal 2007. The fair value of stock options granted and rights granted to purchase our common stock under the employee stock purchase plan is recognized as expense over the employee requisite service period.

We elected to adopt the modified prospective method as provided by SFAS No. 123(R). Accordingly, for fiscal 2007, we accounted for stock compensation under SFAS No. 123(R), while for fiscal 2006 and 2005, we accounted for stock compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In fiscal 2006 and 2005, we recorded amortization of deferred stock compensation of $0.5 million and $0.4 million, respectively, for deferred compensation recorded for the difference between the fair value of common stock at the date of grant and the option exercise price. Under SFAS No. 123(R), however, we recorded compensation expense for all share-based payments made to employees based on the fair value at the date of the grant. Therefore, stock compensation for fiscal 2007 was not comparable to the prior-year periods.

Interest Income and Other

We earn interest on our cash and short-term investments. Interest income and other was $0.9 million, $0.7 million and $0.4 million in fiscal 2007, 2006 and 2005, respectively. The increase in fiscal 2007 from fiscal 2006 and the increase in fiscal 2006 from fiscal 2005 are primarily due to increased interest rates.

Interest Expense

Interest expense was $0.4 million, $2.6 million, and $0.5 million in fiscal 2007, 2006 and 2005, respectively. The decrease in fiscal 2007 from fiscal 2006 is primarily due to interest expense recorded in fiscal 2006 related to our Mandatorily Redeemable Series B Convertible Preferred Stock. Interest expense recorded in fiscal 2007 represents interest on our capital leases (See Note 7 of Notes to Consolidated Financial Statements) and offering costs associated with our December 6, 2006 financing of $273,000 that were allocated to the warrants (See Note 10- Warrant Liability of Notes to Consolidated Financial Statements). The increase in fiscal 2006 is due to interest expense of $2.0 million for accretion related to our Mandatorily Redeemable Series B Convertible Preferred Stock and interest expense recorded for the previously unrecognized debt discount upon the conversion of Mandatorily Redeemable Series B Preferred Stock in December 2005. In addition, we recorded interest expense of $0.3 million for amortization of deferred financing costs related to our Mandatorily Redeemable Series B Preferred Stock and for expensing the previously unrecognized deferred financing costs upon the conversion our Mandatorily Redeemable Series B Preferred Stock in December 2005.

The total offering costs of $974,000 were allocated between the warrants and the common stock based on their respective fair values. Offering costs of $273,000 were allocated to the warrants and reported as interest expense in the statement of operations for fiscal 2007.

Change in Fair Value on Revaluation of Warrant Liability

The company recorded a gain of $1.8 million in fiscal 2007 for the change in fair value on revaluation of its warrant liability associated with its December 6, 2006 issuance of common stock and warrants. The change in fair value of the warrant liability is a non-cash charge determined by the difference in fair value from the December 6, 2006 issuance date to the year-end date of January 28, 2007. The fair value of the warrant liability will be revalued each period with the resulting change reported in other income (expense). We calculate the fair value of the warrants outstanding using the Black-Scholes model (See Note 10- Warrant Liability of Notes to Consolidated Financial Statements).

Income Taxes

Not withstanding the pre-tax loss of $16.4 million in fiscal 2007, we recorded a tax provision of $137 thousand, which consisted of foreign income taxes, accrued interest and penalties on state and foreign tax liabilities, and an increase in tax reserves. Our effective tax (benefit) rate was 0.84% in fiscal 2007, (22.94%) in fiscal 2006, and 0.7% in fiscal 2005. In fiscal 2007, the tax rate differed from the statutory rate due primarily to an increase in our valuation allowance. Realization of our deferred tax assets, which have a full valuation allowance, depends on us generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences and from net operating loss and tax credit carryforwards. Due to the uncertainty of the timing and amount of such realization, the management has concluded that a full valuation allowance is required as of January 28, 2007.

The earnings from foreign operations in India are currently tax exempt pursuant to a tax holiday effective through 2008. The incentive provides for certain tax relief if certain conditions are met. We believe that we continued to be in compliance with these conditions at January 28, 2007.

Liquidity and Capital Resources

Our cash, cash equivalents and short-term investments were $20.5 million, $26.7 million, and $25 million as of the end of fiscal 2007, 2006 and 2005, respectively. The decrease in cash, cash equivalents, and short-term investments from January 29, 2006 to January 28, 2007 stems primarily from our operating loss, partially offset by the December 2006 sale and issuance of common stock shares and warrants for net proceeds of $10.5 million and from the gain on the sale of patents of $1.0 million. The increase in cash, cash equivalents, and short-term investments from January 30, 2005 to January 29, 2006 stems primarily from the December 2005 sale and issuance of common stock shares and warrants for net proceeds of $8.4 million. In addition, our operating loss for fiscal 2006 was partially offset by net licensing revenue of $5.6 million and the gain on the sale of patents of $3.5 million.

Cash and cash equivalents used in operating activities was $16.7 million, $9.9 million and $22.3 million in fiscal 2007, 2006 and 2005, respectively. The cash used in operating activities in fiscal 2007 was primarily due to the net loss of $16.5 million, the change in fair value on revaluation of warrant liability, the gain on the sale of patents of $1.0 million, and increases in inventory of $0.9 million to build up MiMagic 6+ inventory in advance of expected orders, partially offset by non-cash depreciation of $1.6 million and non-cash stock-based compensation of $1.5 million. The cash used in operating activities in fiscal 2006 was primarily due to net loss of $9.3 million, the gain on sale of patents of $3.5 million and decrease in income taxes payable of $2.8 million, partially offset by non-cash depreciation, amortization and accretion of $3.7 million, and increases in accounts payable and other liabilities of $0.8 million. The cash used in operating activities in fiscal 2005 was primarily due to the $28.2 million net loss, offset in part by non-cash depreciation and amortization of $4.0 million and an impairment charge for certain licensed intellectual property of $1.5 million.

Net cash provided by (used in) investing activities was $(3.0) million, $19.2 million and $14.0 in fiscal 2007, 2006 and 2005, respectively. Net cash used in investing activities in fiscal 2007 is primarily due to net purchases of short-term investments of $4.0 million, partially offset by proceeds from the sale of patents of $1.0 million. Net cash provided by investing activities in fiscal 2006 is primarily due to net maturities of short-term investments of $16.1 million and proceeds from the sale of patents of $3.5 million. Net cash provided by investing activities in fiscal 2005 is primarily due to net maturities of short-term investments of $14.2 million. Continued operation of our business may require higher levels of capital equipment purchases, technology investments, foundry investments and other payments to secure manufacturing capacity. The timing and amount of future investments will depend primarily on the level of our future revenues.

Net cash provided by financing activities was $9.5 million, $8.5 million and $4.8 million in fiscal 2007, 2006 and 2005, respectively. In December 2006, we closed the sale and issuance of 2,500,000 shares of our common stock and warrants to purchase 1,250,000 shares of our common stock at an exercise price of $5.20 per share for an aggregate offering price of $11.5 million. Net proceeds after deducting transaction costs were $10.5 million. The issuance and sale of the shares and warrants was registered under a shelf Registration Statement. The net cash provided by financing activities in fiscal 2007 is primarily due to the net proceeds from this financing of $10.5 million, partially offset by payments on capital lease obligations of $1.5 million. In December 2005, we closed the sale and issuance in a private placement of 1,500,000 shares of our common stock and warrants to purchase 749,996 shares (the "2005 Warrants) of our common stock at an exercise price of $9.00 per share for an aggregate offering price of $9 million. Net proceeds after deducting transaction costs were $8.4 million. In connection with the December 2006 public offering described above, the anti-dilution adjustments in the 2005 Warrants were triggered. As a result, the 2005 Warrants are now exercisable for 863,199 shares at an exercise price of $7.82 per share. The net cash provided by financing activities in fiscal 2006 is due to the net proceeds from this financing of $8.4 million and the proceeds from the issuance of common stock under employee plans of $1.6 million partially offset by payments on capital lease obligations of $1.5 million. In fiscal 2005, we issued 5,000 shares of Series B Convertible Preferred Stock, Series A Warrants for the purchase of 321,739 shares of common stock at $8.20 per share (the "2004 Warrants) and Series B Warrants to purchase 200,000 shares of common stock at $8.00 per share in a private placement for net proceeds of $4.9 million. The net proceeds were used to fund operating activities. The Preferred Stock was converted into 869,565 shares of our common stock in December 2005. The Series B Warrants to purchase 200,000 shares of common stock expired unexercised in December 2004. In connection with the December 2005 private financing described above, the anti-dilution adjustments in the 2004 Warrants were triggered. As a result, the 2004 Warrants became exercisable for 335,607 shares at an exercise price of $7.86 per share. In connection with the December 2006 public offering described above, the anti-dilution adjustments in the 2004 Warrants were triggered again. As a result, the 2004 Warrants are now exercisable for 366,249 shares at an exercise price of

$7.20 per share. See Note 8, Mandatorily Redeemable Series B Convertible Preferred Stock, of Notes to Consolidated Financial Statements for additional information. The net cash provided by financing activities in fiscal 2005 is due to proceeds from the issuance of Mandatorily Redeemable Series B Convertible Preferred Stock of $4.9 million and proceeds from the issuance of common stock under employee plans of $1.7 million, partially offset by payments on capital lease obligations of $1.8 million.

At January 28, 2007, our principal sources of liquidity included cash, cash equivalents and short-term investments of $20.5 million. We believe our current cash, cash equivalents and short-term investments will satisfy our projected cash requirements through at least the next 12 months. However, we expect we will need to raise additional capital within the next 12 months to fund future operating activities beyond the next 12 months and are actively pursuing potential additional equity financing. If we experience a material shortfall versus our plan for fiscal 2008, we expect to take all appropriate actions to ensure the continuing operation of our business and to mitigate any negative impact on our cash position. We believe we can take actions to achieve further reductions in our operating expenses, if necessary. We also believe that we can take actions to generate cash by selling or licensing intellectual property, seeking funding from strategic partners, and seeking further equity or debt financing from financial sources. We cannot assure you that additional financing will be available on acceptable terms or at all. Beyond fiscal 2008, the adequacy of our resources will depend largely on our ability to complete additional financing and our success in achieving positive operating cash flows and profitability.

Our lease for our headquarters in Santa Clara, California expires in April 2010. We lease offices in Israel and India under operating leases that expire in September 2007 for Israel and in December 2008 for India. On December 15, 2006, we amended a sublease agreement to extend the term for the sub-lease of 10,000 square feet of our Santa Clara facility to a third party for nineteen months and 15 days, changing the termination from March 15, 2007 to October 31, 2008 and increasing the monthly rent from $12,000 per month to $16,500 per month.

We lease software licenses under capital leases. Refer to Note 7, Obligations under Capital Leases, of Notes to Consolidated Financial Statements for additional information.

Contractual Obligations

The following summarizes our contractual obligations at January 28, 2007, and the effect such obligations are expected to have on our liquidity and cash flow (in thousands).

	2008	2009	2010	2011	2012	There After	Total
CONTRACTUAL OBLIGATIONS							
Operating leases *	$1,174	$1,121	$1,100	$277	$—	$—	$3,672
Capital leases	933	354	354	—	—	—	1,641
Non-cancelable purchase orders	257	—	—	—	—	—	257
Total contractual cash obligations	$2,364	$1,475	$1,454	$277	$—	$—	$5,570

* Net of sublease income for sub-leasing 10,000 square feet in the Company's Santa Clara facility for a two-year period starting on March 15, 2005 for $12,000 per month and for a period of 19 months and 15 days starting on March 16, 2007 for $16,500 per month.

Off-Balance Sheet Arrangements

As of January 28, 2007, we had no off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Recent Accounting Pronouncements

The information regarding recent accounting pronouncements set forth in Note 1 of Notes to Consolidated financial Statements is herby incorporated by reference into this Item 7 of part II.

Impact of Currency Exchange Rates

In fiscal 2007, all of our payments made to our suppliers and all of our payments received from our customers were denominated in U.S. dollars. We have in the past and may in the future enter into foreign currency forward contracts to minimize short-term foreign currency fluctuation exposures related to firm purchase commitments. We do not use derivative financial instruments for speculative or trading purposes. Our accounting policies for these instruments are based on our designation of such instruments as hedging transactions. The criteria we use for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions.

Notwithstanding the measures we have adopted, due to the unpredictability and volatility of currency exchange rates and currency controls, we cannot assure you that we will not experience currency losses in the future, nor can we predict the effect of exchange rate fluctuations upon future operating results.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Fluctuations

In the past, we purchased wafers in Japanese yen and used foreign currency forward exchange contracts and options to minimize short-term foreign currency fluctuation exposures related to these purchases. The Company does not use derivative financial instruments for speculative or trading purposes. We did not have any foreign currency forward contracts in fiscal 2007, 2006 and 2005.

Interest Rate Risk and Investment Portfolio

The primary objective of our investment activities is to preserve principal and liquidity while at the same time maximizing yields, without significantly increasing risk. To achieve this objective, we place our investments in instruments that meet high credit rating standards as specified in our investment policy. Our investment policy also specifies limits on the type, concentration and maturity period of our investments. Our investment policy requires that we only invest in U.S. dollar denominated investments. In addition, a small portion of our cash balance is held in Israel and India currencies. Foreign currency risk is immaterial due to the small amount of foreign currency holdings. We do not use derivative financial instruments in our investment portfolio. Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income.

The table below summarizes our investment portfolio. The table includes cash and cash equivalents, short-term investments, and related average interest rates. Principal (notional) amounts as of January 28, 2007 and January 29, 2006 maturing in fiscal 2008 and fiscal 2007, respectively are as follows:

(in thousands, except percentages)	Fair Value	
	January 28, 2007	January 29, 2006
	Taxable	Taxable
Cash and cash equivalents	$16,468	$26,695
Weighted average interest rate	4.92%	4.88%
Short-term investments	4,014	—
Weighted average interest rate	5.34%	—
Total cash, cash equivalents and short-term investments	$20,482	$26,695

Interest earned on non-taxable investments is subject to preferential tax treatment under the Internal Revenue Code. We did not have any non-taxable investments as of January 28, 2007 and January 29, 2006.

Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuations in interest rates, which may affect our interest income. At January 28, 2007, our cash and cash equivalents earned interest at an average rate of 5.0%. Due to the short-term nature of our investment portfolio, operating results or cash flows are vulnerable to sudden changes in market interest rates. Assuming a decline of 10% in the market interest rates at January 28, 2007, with consistent cash balances, interest income would be adversely affected by approximately $28,000 per quarter. We do not use our investment portfolio for trading or other speculative purposes.

Item 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Annual Report

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
	(in thousands, except per share data)		
Product revenue	$ 572	$ 862	$ 2,466
Licensing revenue	—	8,490	—
Total revenue	572	9,352	2,466
Cost of product revenue (1)	524	884	3,195
Cost of licensing revenue	—	2,861	—
Impairment of certain acquired and licensed intangible assets	—	—	89
Total cost of revenue	524	3,745	3,284
Gross profit (loss)	48	5,607	(818)
Operating expenses:			
Research and development (2)	13,763	12,403	18,208
Sales, general and administrative (3)	6,080	6,916	7,447
Gain on sale of patents, net	(1,044)	(3,481)	—
Impairment of certain acquired and licensed intangible assets	—	—	1,437
Total operating expenses	18,799	15,838	27,092
Loss from operations	(18,751)	(10,231)	(27,910)
Interest income and other	915	724	415
Interest expense	(381)	(2,569)	(534)
Change in fair value on revaluation of warrant liability	1,835	—	—
Loss before income taxes	(16,382)	(12,076)	(28,029)
Income tax provision (benefit)	137	(2,770)	196
Net loss	$(16,519)	$ (9,306)	$(28,225)
Basic and diluted net loss per share	$ (1.65)	$ (1.32)	$ (4.33)
Weighted common shares outstanding	10,015	7,074	6,524
Weighted common shares outstanding assuming dilution	10,015	7,074	6,524

(1) Includes $20, $0, and $8 in stock-based compensation in fiscal 2007, 2006, and 2005, respectively.

(2) Includes $896, $314, and $240 in stock-based compensation in fiscal 2007, 2006, and 2005, respectively.

(3) Includes $542, $186 and $126 in stock-based compensation in fiscal 2007, 2006, and 2005, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEOMAGIC CORPORATION
CONSOLIDATED BALANCE SHEETS

As of	January 28, 2007	January 29, 2006
	(in thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,468	$ 26,695
Short-term investments	4,014	—
Accounts receivable, less allowance for doubtful accounts of $0 at January 28, 2007 and January 29, 2006	65	9
Inventory	1,068	171
Prepaid and other current assets	397	800
Total current assets	22,012	27,675
Property, plant and equipment, net	1,494	2,368
Long-term prepaid assets	162	36
Other assets	422	415
Total assets	$ 24,090	$ 30,494
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,662	$ 1,735
Compensation and related benefits	1,017	1,024
Income taxes payable	1,112	1,059
Current portion of capital lease obligations	866	1,525
Warrant liability	3,853	—
Other accruals	100	264
Total current liabilities	8,610	5,607
Capital lease obligations	655	624
Other long-term liabilities	148	149
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $.001 par value:		
Authorized shares—2,000,000		
Issued and outstanding shares – none at January 28, 2007 and January 29, 2006	—	—
Common stock, $.001 par value: Authorized shares—100,000,000		
Issued and outstanding shares – 12,271,499 at January 28, 2007 and 9,517,730 at January 29, 2006	39	36
Additional paid-in-capital	116,850	110,302
Deferred stock compensation	—	(531)
Accumulated other comprehensive loss	(2)	(2)
Accumulated deficit	(102,210)	(85,691)
Total stockholders' equity	14,677	24,114
Total liabilities and stockholders' equity	$ 24,090	$ 30,494

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended	January 28, 2007	January 29, 2006	January 30, 2005
		(in thousands)	
Operating activities			
Net loss	$(16,519)	$ (9,306)	$(28,225)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,595	1,667	2,059
Amortization and accretion	—	2,029	1,969
Gain on sale of patents	(1,044)	(3,481)	—
Gain on disposal of property, plant and equipment	—	—	(1)
Change in fair value on revaluation of warrant liability	(1,835)	—	—
Offering costs from financing allocated to warrants and charged to interest expense	273		
Stock-based compensation	1,458	500	374
Impairment of certain acquired and licensed intangible assets	—	—	1,526
Changes in operating assets and liabilities:			
Accounts receivable	(56)	3	372
Inventory	(897)	205	(274)
Prepaid and other current assets	484	(10)	213
Long-term prepaid and other assets	28	422	22
Accounts payable	(73)	651	(260)
Compensation and related benefits	(7)	7	(240)
Income taxes payable	53	(2,792)	176
Other accruals and other long-term liabilities	(165)	188	22
Net cash used in operating activities	(16,705)	(9,917)	(22,267)
Investing activities			
Proceeds from sale of patents	1,044	3,481	—
Proceeds from sale of property, plant and equipment	—	—	6
Purchases of property, plant, equipment and intangibles	(65)	(200)	(116)
Purchase of long-term investment	—	(200)	—
Purchases of short-term investments	(6,470)	(63,096)	(30,809)
Maturities of short-term investments	2,456	79,192	44,959
Net cash provided by (used in) investing activities	(3,035)	19,177	14,040
Financing activities			
Payments on capital lease obligations	(1,526)	(1,457)	(1,807)
Net proceeds from common stock with warrants financing	10,476	8,350	—
Net proceeds from issuance of common stock, net of repurchases	563	1,598	1,701
Net proceeds from issuance of mandatorily redeemable Series B convertible preferred stock and warrants to purchase common stock	—	—	4,935
Net cash provided by (used in) financing activities	9,513	8,491	4,829
Net increase (decrease) in cash and cash equivalents	(10,227)	17,751	(3,398)
Cash and cash equivalents at beginning of year	26,695	8,944	12,342
Cash and cash equivalents at end of year	$ 16,468	$ 26,695	$ 8,944

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In-Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
	(in thousands, except share data)						
Balance at January 25, 2004	6,373,240	$ 32	$ 90,496	$ (535)	$ (6)	$ (48,160)	$ 41,827
Issuance of common stock under stock option plan	116,683	—	988	—	—	—	988
Issuance of common stock under employee stock purchase plan	147,261	1	712	—	—	—	713
Issuance of common stock under stock award plan	10,555	—	—	—	—	—	—
Addition to deferred compensation for stock options	—	—	1,493	(1,493)	—	—	—
Reduction of unamortized deferred compensation on unvested options due to employee terminations	(1,397)	—	(434)	434	—	—	—
Amortization of deferred stock compensation	—	—	—	314	—	—	314
Stock compensation for non-employee stock options	—	—	60	—	—	—	60
Series A and B warrants to purchase common stock issued in connection with sale of mandatorily redeemable preferred stock, net of transaction costs	—	—	2,291	—	—	—	2,291
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(28,225)	(28,225)
Change in unrealized loss on investments	—	—	—	—	(8)	—	(8)
Total comprehensive loss	—	—	—	—	—	—	(28,233)
Balance at January 30, 2005	6,646,342	$ 33	$ 95,606	$(1,280)	$ (14)	$ (76,385)	$ 17,960
Issuance of common stock under stock option plan	363,609	—	1,295	—	—	—	1,295
Issuance of common stock under employee stock purchase plan	138,214	—	303	—	—	—	303
Reduction of unamortized deferred compensation on unvested options due to employee terminations	—	—	(348)	348	—	—	—
Amortization of deferred stock compensation	—	—	34	401	—	—	435
Stock compensation for non-employee stock options	—	—	65	—	—	—	65
Conversion of mandatorily redeemable preferred stock into common stock	869,565	1	4,999	—	—	—	5,000
Proceeds from issuance of common stock with detachable warrants, net of transaction costs of $650	1,500,000	2	8,348	—	—	—	8,350
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(9,306)	(9,306)
Change in unrealized gain on investments	—	—	—	—	12	—	12
Total comprehensive loss	—	—	—	—	—	—	(9,294)
Balance at January 29, 2006	9,517,730	$ 36	$110,302	$ (531)	$ (2)	$ (85,691)	$ 24,114
Issuance of common stock under stock option plan	91,869	—	159	—	—	—	159
Issuance of common stock under employee stock purchase plan	161,900	—	404	—	—	—	404
Stock-based compensation	—	—	1,458	—	—	—	1,458
Reversal of deferred compensation balance upon adoption of FAS 123R	—	—	(531)	531	—	—	—
Proceeds from issuance of common stock with detachable warrants, net of transaction costs of $974	2,500,000	3	10,473	—	—	—	10,476
Fair value of warrant liability	—	—	(5,688)	—	—	—	(5,688)
Transaction costs allocated to warrants	—	—	273	—	—	—	273
Components of comprehensive loss:							
Net loss	—	—	—	—	—	(16,519)	(16,519)
Change in unrealized gain on investments	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	—	(16,519)
Balance at January 28, 2007	12,271,499	$ 39	$116,850	$ —	$ (2)	$(102,210)	$ 14,677

The accompanying notes are an integral part of these Consolidated Financial Statements.

NEOMAGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

NeoMagic Corporation designs, develops and markets high-performance semiconductor solutions, known as Applications Processors, for sale to manufacturers of mobile phones and handheld devices. NeoMagic Corporation was incorporated in California in May 1993. The Company was subsequently reincorporated in Delaware in February 1997.

The Company incurred significant net losses and negative cash flows from operations during each of the past several fiscal years and had working capital of $13.4 million at January 28, 2007, down from $22.1 million at January 29, 2006. At January 28, 2007, the Company's principal sources of liquidity included cash, cash equivalents and short-term investments of $20.5 million. While a forecast of future events is inherently uncertain, the Company believes its current cash, cash equivalents and short-term investments will satisfy its projected cash requirements through at least the next twelve months. If the Company experiences a material shortfall versus its plan for fiscal 2008, it expects to take all appropriate actions to ensure the continuing operation of its business and to mitigate any negative impact on its cash position. The Company believes it can take actions to achieve further reductions in its operating expenses, if necessary. The Company also believes that it can take actions to generate cash by selling or licensing intellectual property, seeking funding from strategic partners, and seeking further equity or debt financing from financial sources. We cannot assure you that additional financing will be available on acceptable terms or at all. Beyond fiscal 2008, the adequacy of the Company's resources will depend largely on its ability to complete additional financing and its success in re-establishing profitable operations and positive operating cash flows.

Basis of Presentation

For all periods presented, share and per share information in these consolidated financial statements and notes have been adjusted to reflect the Company's 1-for-5 reverse stock split effective after the close of market on August 12, 2005.

The Company's fiscal year ends on the last Sunday in January. Fiscal 2007 consisted of 52 weeks and ended on January 28, 2007. Fiscal 2006 consisted of 52 weeks and ended on January 29, 2006. Fiscal 2005 consisted of 53 weeks and ended on January 30, 2005.

The consolidated financial statements include the accounts of NeoMagic and its wholly owned subsidiaries. NeoMagic is not involved with any variable interest entities, as defined by the Financial Accounting Standards Board (FASB) Interpretation No. 46(R). Intercompany accounts and transactions have been eliminated. Accounts denominated in non-United States currencies have been remeasured using the United States dollar as the functional currency.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Significant estimates include those relating to determination of net realizable value of inventories, realizability of deferred tax assets, as well as the assessment of impairment of goodwill, intangibles and other long-lived assets. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenue from two principal sources: product sales and license fees for patents.

The Company recognizes revenue from non-distributor product sales when the products are shipped to the customer, title has transferred, and no obligations remain. In addition, the Company requires the following criteria to be met before recognizing revenue: (i) execution of a written customer order, (ii) fee is fixed or determinable, and (iii) collectibility of the proceeds is probable. The Company's shipment terms are FOB shipping point.

With respect to products shipped to distributors, the Company defers recognition of product revenue until the distributors sell its products to their customers. On occasion, however, the Company may sell products with "end of life" status to its distributors under special arrangements without any price protection or return privileges for which the Company recognizes revenue upon transfer of title, typically upon shipment and other criteria noted above are met.

At the end of each accounting period, the Company makes a determination of certain factors including sales returns and allowances, that could affect the amount of revenue recorded for the period. Sales returns provisions include considerations for known but unprocessed sales returns and estimates for unknown returns based on our historical experiences.

The Company recognizes non-refundable fees for licensing our patents in the period when all of the following conditions are met: (i) the Company enters into a licensing agreement with a licensee that has been executed by both parties, (ii) delivery has occurred and the Company has no further obligations with respect to the licensing agreement, (iii) the fee is fixed and determinable, and (iv) collectibility of the proceeds is probable.

Cash, Cash Equivalents and Short-term Investments

All highly liquid investments purchased with an original maturity of 90 days or less are considered cash equivalents. Investments with an original maturity of greater than 90 days, but less than one year, are classified as short-term investments.

Investments in marketable equity securities and debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized to interest income over the life of the investment. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value. Unrealized gains or losses on available-for-sale securities are included, net of tax, in stockholders' equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method.

All cash equivalents and short-term investments are classified as available-for-sale and are recorded at fair market value. All available-for-sale securities have maturity dates of less than one year from the balance sheet dates. For all classifications of securities, cost approximates fair market value as of January 28, 2007 and January 29, 2006, and consists of the following (in thousands):

	Amortized Cost	Gross Unrealized Gain (Loss)	Fair Value
January 28, 2007			
Cash and cash equivalents:			
Money market funds	$ 107	$—	$ 107
Commercial paper	14,562	—	14,562
Bank accounts	1,799	—	1,799
Total	$16,468	$—	$16,468
Short-term investments:			
Certificate of deposit	$ 1,505	$ (1)	$ 1,504
Commercial paper	987	—	987
U.S. Government agencies	1,524	(1)	1,523
Total	$ 4,016	$ (2)	$ 4,014

	Amortized Cost	Gross Unrealized Gain (Loss)	Fair Value
January 29, 2006			
Cash and cash equivalents:			
Money market funds	$ 1,345	$—	$ 1,345
Commercial paper	23,698	(2)	23,696
U.S. Government Agencies	994	—	994
Bank accounts	660	—	660
Total	$26,697	$ (2)	$26,695

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method. The Company writes down the inventory value for estimated excess and obsolete inventory, based on management's assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Inventory consists of:	January 28, 2007	January 29, 2006
	(in thousands)	
Raw materials	$ 254	$ 1
Work in process	239	11
Finished goods	575	159
Total	$1,068	$171

Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets, consisting primarily of property, plant and equipment in the fourth quarter of each fiscal year, and whenever certain events or changes in circumstances

Annual Report

indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a significant decline in the Company's market value, significant reductions in projected future cash flows or gross margins, or macroeconomic factors, including a prolonged economic downturn. In assessing the recoverability of long-lived assets, the Company compares the carrying value to the undiscounted future cash flows the assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the assets, the Company will be required to write down such assets based on the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by calculating the discounted future cash flows using a discount rate based upon the Company's weighted average cost of capital. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including gross profit margins, long-term forecasts of the amount and timing of overall market growth and our percentage of that market, groupings of assets, discount rates and terminal growth rates. In addition, significant estimates and assumptions are required in the determination of the fair value of the Company's tangible long-lived assets, including replacement cost, economic obsolescence, and the value that could be realized in liquidation. Changes in these estimates could have a material adverse effect on the assessment of the Company's long-lived assets, thereby requiring the Company to write down the assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the respective assets, generally three to five years or, in the case of property under capital leases, over the lesser of the useful life of the assets or lease term.

Property, plant and equipment consist of the following (in thousands):

Fiscal Year Ended	January 28, 2007	January 29, 2006
Property, plant and equipment:		
Computer equipment and software	$ 11,499	$ 11,152
Furniture and fixtures	1,728	1,716
Machinery and equipment	1,500	1,515
Total	14,727	14,383
Less accumulated depreciation and amortization	(13,233)	(12,015)
Property, plant and equipment, net	$ 1,494	$ 2,368

Other Assets

Other assets at January 28, 2007 and January 29, 2006 include an investment in Neonode Inc. ("Neonode") of $200,000, and long term-lease deposits for our leased facilities. The investment in Neonode represents less than 1.5% of Neonode's outstanding common stock. Neonode is a private company that has sold mobile phones that incorporate NeoMagic's products.

Warranty

The Company generally sells products with a limited warranty of product quality and a limited indemnification of customers against intellectual property infringement claims related to the Company's products. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated, and accrues for estimated but unidentified issues based on historical activity. The accrual and the related expense for known issues were not significant as of and for the years ended January 28, 2007 and January 29, 2006. Due to product testing, the short time between product shipment and the detection and correction of product failures, and a low historical rate of payments on indemnification claims, the accrual based on historical activity and the related expense were not significant for fiscal 2007, 2006, and 2005.

Concentration of Credit Risk

The Company sells its products to manufacturers of mobile phones and other handheld devices. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances.

Net Loss per Share

Net loss per share represents the weighted average common shares outstanding during the period and excludes any dilutive effects of options, warrants, and convertible securities. The dilutive effects of options, warrants and convertible securities are included in diluted earnings per share in profitable periods, but are excluded in loss periods.

Comprehensive Loss

Unrealized gains or losses on the Company's available-for-sale securities are included in comprehensive loss and reported separately in stockholders' equity.

Net comprehensive loss includes the Company's net loss, as well as accumulated other comprehensive loss on available-for-sale securities. Net comprehensive loss for each of the three years ended January 28, 2007, January 29, 2006 and January 30, 2005 is as follows (in thousands):

Year ended	January 28, 2007	January 29, 2006	January 30, 2005
Net loss	$(16,519)	$(9,306)	$(28,225)
Net change in unrealized loss on available for sale securities	—	12	(8)
Net comprehensive loss	$(16,519)	$(9,294)	$(28,233)

Total accumulated other comprehensive loss was $2,000 at January 28, 2007 and January 29, 2006. Accumulated other comprehensive loss consists entirely of unrealized losses on available-for-sale securities.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Shipping and Handling Costs

The Company's shipping terms are FOB shipping point and our customers are responsible for paying all shipping and handling costs directly to the shipping company.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were immaterial in fiscal 2007, 2006 and 2005, respectively.

NEOMAGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation

Effective January 30, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the Company to measure the cost of employee services received in exchange for all equity awards granted under its stock option plans and employee stock purchase plans based on the fair market value of the award as of the grant date. SFAS 123(R) supersedes Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation and Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has adopted SFAS 123(R) using the modified prospective application method of adoption that requires the Company to record compensation cost related to unvested stock awards as of January 30, 2006 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after January 30, 2006 are valued at fair value in accordance with provisions of SFAS 123(R) and recognized on a ratable basis over the service periods of each award. The Company estimated forfeiture rates for the three and nine months ended January 28, 2007 based on its historical experience.

Before fiscal 2007, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation cost be recognized for the Company's stock awards provided the exercise price was established at 100% of the common stock fair market value on the date of grant. Before fiscal 2007, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS No. 148), as if the fair value method defined by SFAS No. 123 had been applied to its stock-based compensation.

The following table illustrates the pro forma effect on net loss and loss per share if the Company had applied the fair value recognition method in accordance with SFAS 123 (in thousands, except per share data):

Year Ended	January 29, 2006	January 30, 2005
Net loss, as reported	$ (9,306)	$(28,225)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	500	374
Less: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(5,131)	(3,959)
Pro forma net loss	(13,937)	(31,810)
Reported basic and diluted loss per share	$ (1.32)	$ (4.33)
Pro forma basic and diluted loss per share	$ (1.97)	$ (4.88)

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model.

On October 28, 2005, the Company accelerated the vesting of unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $10.00 per share previously awarded to its employees, including its executive officers and its directors, under the Company's equity compensation plans. Options to purchase 221,240 shares of the Company's common stock became exercisable immediately. The weighted average exercise price of the options subject to the acceleration was $14.06 per share.

The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options in future periods in its consolidated statements of operations, upon adoption of FASB Statement of Financial Accounting Standards No. 123 (R), "Share-Based Payment" ("SFAS 123 (R)"). SFAS 123 (R) was effective for the Company beginning in the first quarter of fiscal 2007, and requires that compensation expense associated with stock options be recognized in the statement of operations, rather than as a footnote disclosure in the Company's consolidated financial statements. The pre-tax charge to be avoided amounts to approximately $1.8 million over the course of the original vesting periods, which on average is approximately 1.6 years from the effective date of acceleration. The acceleration of the vesting of these options did not result in a charge based on generally accepted accounting principles. The Company believes that because the accelerated options had exercise prices in excess of the current market value of the Company's common stock, the options had limited economic value and are not fully achieving their original objective of incentive compensation and employee retention.

At January 28, 2007, the Company had several stock-based employee compensation plans, including stock option plans and employee stock purchase plans. See Note 4 of the Notes to the Consolidated Financial Statements for description of the plans operated by the Company.

Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, employee receivables, capital leases and accounts payable. The Company believes all of the financial instruments' recorded values approximate current values because of the short-term nature of these instruments.

Segment Information

The Company has one operating segment by which management evaluates performance and allocates resources.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006, with earlier adoption permitted. We do not anticipate that this SFAS will have any material impact on our financial condition or results of operations.

NEOMAGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective February 3, 2006, the FASB decided to move forward with the issuance of a final FSP FAS 123R-4, Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in this FSP FAS 123R-4 amends paragraphs 32 and A229 of SFAS 123(R) to incorporate the concept articulated in footnote 16 of SFAS 123(R). That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under SFAS 123(R), a provision in a share-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holder's election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employee's control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP shall be applied upon initial adoption of SFAS 123(R). An entity that adopted SFAS 123(R) before the issuance of the FSP shall apply the guidance in the FSP in the first reporting period beginning after February 2006. Early application of FSP FAS 123R-4 is permitted in periods for which financial statements have not yet been issued. We do not anticipate that this FAS will have any material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156 ("SFAS 156"), "Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140." Among other requirements, SFAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under SFAS 156, an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. We do not anticipate that this SFAS will have any material impact on our financial condition or results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not anticipate that this FASB will have any material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements." Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective for the first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 157 on its financial position and results of operations.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. We do not anticipate that this SAB will have any material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("FAS 158"). FAS 158 requires companies to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. As we do not have defined benefit pensions or other postretirement plans, FAS 158 will have no impact on our financial statements or results of operations.

In July 2006, the FASB issued FASB Staff Position (FSP) No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction," which provides guidance on how a change or a potential change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for the lease. This staff position was adopted by the Company on January 1, 2007. The Company is currently evaluating the impact of adopting this FSP; however, the Company does not expect the adoption of this provision to have a material effect on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". The objective of this statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 159, but does not expect adoption to have a material impact on its consolidated financial position, results of operations or cash flows.

2. LOSS PER SHARE

Per share information is as follows:

Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
	(in thousands, except per share data)		
Numerator:			
Net loss	$(16,519)	$(9,306)	$(28,225)
Denominator:			
Denominator for basic and diluted loss per share—weighted-average outstanding shares	10,015	7,074	6,524
Basic and diluted loss per share	$ (1.65)	$ (1.32)	$ (4.33)

For fiscal years 2007, 2006 and 2005, basic loss per share equals diluted loss per share due to the net loss for the year. During fiscal 2007, 2006 and 2005, the Company excluded options, warrants and convertible instruments to purchase 2,271,014, 2,168,601 and 2,200,492 shares of common stock, respectively, from the diluted loss per share computation because the effect was anti-dilutive for these fiscal years.

Annual Report

NEOMAGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. INCOME TAXES

Loss before taxes and the provision (benefit) for income taxes in fiscal 2007, 2006 and 2005 consists of the following:

Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
		(in thousands)	
Income (loss) before taxes			
U. S.	$(16,139)	$(12,589)	$(26,953)
Foreign	(243)	513	(1,076)
Total loss before taxes	$(16,382)	$(12,076)	$(28,029)
Provision (benefit) for taxes			
Current:			
U.S.	$ 36	$ 26	$ 27
Foreign	101	(2,796)	169
Total provision (benefit) for income taxes	$ 137	$ (2,770)	$ 196

The Company's income tax provision (benefit) differs from the federal statutory rate of 35% due to the following:

Year Ended	January 28, 2007	January 29, 2006	January 30, 2005
	(in thousands except percentages)		
Pre-tax loss	$(16,382)	$(12,076)	$(28,029)
Federal statutory rate	35%	35%	35%
Expected benefit	(5,734)	(4,227)	(9,810)
Foreign taxes	82	25	169
Tax reserves	53	(2,795)	—
Accretion of interest on debentures	—	710	—
Net operating loss not currently benefited	5,698	3,530	9,607
Non-deductible amortization of deferred compensation	—	—	91
Other	38	(13)	139
Provision (benefit) for income taxes	$ 137	$ (2,770)	$ 196

Annual Report

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

Year Ended	January 28, 2007	January 29, 2006
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforward	$ 38,024	$ 32,436
Research and development credit	9,846	8,865
Acquisition costs	1,907	53
Reserves and accruals	1,210	553
Capitalized research and development	2,369	2,906
Other	579	1,918
Total deferred tax assets	53,935	46,731
Valuation allowance	$(53,935)	$(46,731)
Net deferred tax assets	—	—

Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences and from net operating loss and tax credit carryforwards. At January 28, 2007, the Company has provided a valuation allowance of $53.9 million equal to its total deferred tax assets due to uncertainties surrounding their realization. The valuation allowance increased by $7.2 million, $4.6 million and $18.9 million in fiscal 2007, 2006 and 2005, respectively.

As of January 28, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $95.3 million. The federal net operating loss will expire in fiscal years beginning in 2023. The Company also had research and development credit carryforwards for federal income tax purposes of approximately $4.5 million, which expire in fiscal years beginning in 2019. In addition, the Company had net operating losses and research and development tax credits for state income tax purposes of approximately $81 million and $5.3 million, respectively. The state net operating loss will expire in the years beginning in 2013, and state research and development tax credits will not expire. Utilization of the Company's federal net operating loss and research credit carryforwards may be subject to an annual limitation due to the "change of ownership" provisions of the Tax Reform Act of 1986. The annual limitation may result in the expiration of net operating loss and research credit carryforwards before utilization.

Deferred income tax assets pertaining to net operating losses decreased by $6.6 million due to a change in presentation in accordance with SFAS 123(R). These deferred income tax assets resulted from the exercise of employee stock options in prior years and represent excess tax benefits as determined under APB No. 25. The deferred income tax assets for excess tax benefits had a full valuation allowance against them in prior years. SFAS 123(R) prohibits recognition of a deferred income tax asset for an excess tax benefit that has not been realized through a reduction in income taxes payable. The Company has netted the deferred income tax assets for net operating losses and the related valuation allowance for the excess tax determined under APB No. 25. While SFAS 123(R) applies for the Company's year ended January 28, 2007, the Company's deferred taxes and the valuation allowance as of January 29, 2006 have been adjusted to conform to the fiscal 2007 presentation.

Income taxes payable balances on the Consolidated Balance Sheets are represented by accruals recorded by the Company for income tax liabilities. Income tax liabilities are recorded in accordance with the SFAS 5 criteria of being estimable and probable.

Annual Report

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provides for a temporary 85% dividends-received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by its board of directors. Certain other criteria in the Jobs Act must be satisfied as well. However, as the Company is currently in a net operating loss position, it has opted not to currently reinvest in the United States, as the temporary deduction is provided outside the scope of existing net operating losses and would create an additional tax liability in the United States. The time for obtaining this benefit has expired.

The earnings from foreign operations in India are currently tax exempt pursuant to a tax holiday effective through 2008. The incentive provides for certain tax relief if certain conditions are met. The Company believes that it continued to be in compliance with these conditions at January 28, 2007.

The Company realized a benefit of approximately $3.1 million in fiscal 2006, which was primarily attributable to a percentage of the potential tax liability, including interest, for NeoMagic Cayman's deferred income. As of January 29, 2006, the statute of limitations expired and the Cayman entity was liquidated; therefore, the reserve was released. NeoMagic also increased tax reserves by approximately $53,000 and $335,000 in fiscal 2007 and 2006, respectively, to accrue for potential interest and penalties on outstanding state and foreign reserves.

4. STOCKHOLDERS' EQUITY

Warrants

The Company granted warrants in connection with the securities purchase agreement entered into with Satellite Strategic Finance Associates, LLC in August 2004. The warrants were to purchase (i) 200,000 shares of NeoMagic common stock at an exercise price of $8.00 per share, exercisable until 90 days after the date that the registration statement was filed by the Company covering the securities and declared effective by the Securities and Exchange Commission, and (ii) 321,739 shares of common stock at $8.20 per share, exercisable until August 20, 2009 (the "2004 Warrants"). The Securities and Exchange Commission declared the Company's filing effective September 24, 2004 and the warrants for the purchase of 200,000 shares expired unexercised on December 26, 2004. On December 16, 2005, NeoMagic closed the sale and issuance of shares of its Common Stock and warrants to purchase Common Stock (described below), which triggered the anti-dilution provisions in the 2004 Warrants. An adjustment was made to increase the number of shares subject to the 2004 Warrants to 335,607 shares of common stock and to decrease the purchase price to $7.86 per share. On December 6, 2006, NeoMagic closed the sale and issuance of shares of its Common Stock and warrants to purchase Common Stock (described below), which triggered the anti-dilution provisions in the 2004 Warrants. An adjustment was made to increase the number of shares subject to the 2004 Warrants to 366,249 shares of common stock and to decrease the purchase price to $7.20 per share. As of January 28, 2007, none of the 366,249 2004 Warrants had been exercised. See Note 8 Mandatorily Redeemable Series B Preferred Stock, for additional information.

On December 16, 2005, NeoMagic closed the sale and issuance to various investors of (i) 1,500,000 shares of its Common Stock, $.001 par value (the "2005 Shares"), and (ii) warrants to purchase 749,996 shares of Common Stock at an exercise price of $9.00 per share (the "2005 Warrants"). The Company sold and issued the 2005 Shares and the 2005 Warrants for an aggregate offering price of $9 million. After deducting offering costs, net cash proceeds received by the Company were $8.4 million.

The 2005 Warrants provide that each holder of a Warrant may exercise its Warrant for shares of Common Stock at an exercise price of $9.00 per share. No 2005 Warrant was exercisable until six months after the issuance date of such 2005 Warrant. The 2005 Warrants provide for adjustments to the exercise price and number of shares for which the 2005 Warrants may be exercised in certain circumstances, including stock splits, stock dividends, certain distributions and reclassifications, and dilutive issuances, subject to a minimum price of $7.79. On December 6, 2006, NeoMagic closed the sale and issuance of shares of its Common Stock and warrants to purchase Common Stock (described below), which triggered the anti-dilution provisions in the 2005 Warrants. An adjustment was made to increase the number of shares subject to the warrants to 863,199 shares of common stock and to decrease the purchase price to $7.82 per share. As of January 28, 2007, none of the 2005 Warrants had been exercised.

On December 6, 2006, NeoMagic closed the sale and issuance to various investors of (i) 2,500,000 shares of its Common Stock, $.001 par value (the "2006 Shares"), and (ii) warrants to purchase 1,250,000 shares of Common Stock at an exercise price of $5.20 per share (the "2006 Warrants"). The Company sold and issued the 2006 Shares and the 2006 Warrants for an aggregate offering price of $11.5 million. After deducting offering costs, net cash proceeds received by the Company were $10.5 million.

The 2006 Warrants provide that each holder of a 2006 Warrant may exercise its 2006 Warrant for shares of Common Stock at an exercise price of $5.20 per share. No 2006 Warrant is exercisable until six months after the issuance date of such 2006 Warrant. The 2006 Warrants provide for adjustments to the exercise price and number of shares for which the 2006 Warrants may be exercised in certain circumstances, including stock splits, stock dividends, certain distributions and reclassifications, and dilutive issuances, subject to a minimum price of $4.58 per share.

Preferred Stock

In fiscal 2000, the Board of Directors approved an amendment to the Certificate of Incorporation to allow the issuance of up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders.

Stock-Based Compensation

The Company's net loss for the year ended January 28, 2007 was $16.5 million. The Company recognized stock-based compensation expense under SFAS 123(R) for the year ended January 28, 2007 of $1.5 million. Compensation expense is not less than the amount incurred by vested shares. Compensation expense related to stock-based compensation of service provider stock options for the year ended January 28, 2007 was $1.2 million. Compensation expense related to stock-based compensation under the Employee Stock Purchase Plan for the year ended January 28, 2007 was $0.3 million. The Company's net loss for the year ended January 28, 2007was $1.5 million greater than it would have been if the Company had continued to account for share-based compensation under APB Opinion No. 25. The Company's net loss per common share, basic and diluted, for the year-ended January 28, 2007 was $(0.15) greater than it would have been if the Company had continued to account for share-based compensation under APB Opinion No. 25.

Net cash proceeds from the sales of common stock under employee stock purchase and stock option plans for the year ended January 28, 2007 and January 29, 2006 were $563 thousand and $1.6 million, respectively. No income tax benefit was realized from the sales of common stock under employee stock purchase and stock option plans during the year ended January 28, 2007 and January 29, 2006, respectively. In accordance with SFAS 123(R), the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

Determining Fair Value

Valuation and amortization method—The Company estimates the fair value using a Black-Scholes option pricing formula and a single option award approach. This fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Expected term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding. During second quarter of fiscal 2007, the Company completed an historical review of the expected term. The expected term for the second, third and fourth quarters of fiscal 2007 is based upon this historical review. The Company believes that this method meets the requirements for SFAS 123(R). During first quarter of fiscal 2007, the Company applied the provisions of SAB 107 in its adoption of SFAS 123(R) by calculating the expected term as the average of the vesting period and original contractual term. This method could be used until December 31, 2007 for "plain-vanilla" share options. The Company believes that this method met the requirements for SFAS 123(R) for its first quarter of fiscal 2007.

Expected Volatility—The Company's expected volatility for the year ended January 28, 2007 is computed based on the Company's historical stock price volatility. The Company believes historical volatility to be the best estimate of future volatility and noted no unusual events that might indicate that historical volatility would not be representative of future volatility.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes option valuation method is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the option.

Expected Dividend—The dividend yield reflects that the Company has not paid any dividends and has no intention to pay dividends in the foreseeable future.

Estimated Forfeiture—The estimated forfeiture rate was based on an analysis of the Company's historical forfeiture rates. The estimated average forfeiture rate for the year ended January 28, 2007 was 40.67% based on historical forfeiture experience.

In the year ended January 28, 2007, January 29, 2006 and January 30, 2005, respectively, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option valuation model and the ratable attribution approach using a dividend yield of 0% and the following weighted average assumptions:

	Employee Option Plan			Employee Stock Purchase Plan		
Year Ended	**January 28, 2007**	**January 29, 2006**	**January 30, 2005**	**January 28, 2007**	**January 29, 2006**	**January 30, 2005**
Risk-free interest rates	4.8%	4.0%	3.2%	3.67%	4.1%	2.1%
Volatility	1.01	.81	.91	1.00	1.27	.80
Expected life of option in years	4.28	4.81	3.34	1.03	.75	1.66

Stock Plans

At January 28, 2007, the Company had several stock-based employee compensation plans, including stock option plans and employee stock purchase plans. Stock options may be issued to directors, officers, employees and consultants ("Service Providers") under the Company's 2003 Stock Option Plan, Amended 1998 Stock Option Plan, and 1993 Stock Option Plan. The stock options generally vest over a four-year period, have a maturity of ten years from the issuance date, and an exercise price equal to the closing price on the NASDAQ of the common stock on the date of grant. Generally, unvested options are forfeited 30 to 90 days from the date a Service Provider ceases to be a Service Provider, or in the case of death or disability for a period of up to 12 months. To cover the exercise of vested options, the Company issues new shares from its authorized but unissued share pool. At January 28, 2007, approximately 1,363,605, 1,162,987 and 93,401 shares of the Company's registered common stock were reserved for issuance under the 2003 Stock Option Plan, Amended 1998 Stock Option Plan, and 1993 Stock Option Plan, respectively.

In accordance with the 2003 Stock Plan (the "2003 Plan"), the Board of Directors may grant nonstatutory stock options and stock purchase rights to employees, consultants and directors. Incentive stock options may be granted only to employees. The Company has a total of 1,363,605 shares reserved under the 2003 Plan for future issuance. The 2003 Plan terminates in 2013. The Board of Directors determines vesting provisions for stock purchase rights and options granted under the 2003 Plan. Stock options expire no later than ten years from the date of grant. Generally stock options vest over four years when granted to new employees. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period, or as set forth in the option agreement, or they are forfeited. Certain of the options and stock purchase rights are exercisable immediately upon grant. However, common shares issued on exercise of options before vesting are subject to repurchase by the Company. As of January 28, 2007, no shares of common stock were subject to this repurchase provision. Other options granted under the 2003 Plan are exercisable during their term in accordance with the vesting schedules set forth in the option agreement. The number of shares reserved under the 2003 Plan is subject to an automatic increase for unexercised forfeited shares subject to options issued under the 1993 Plan. As of January 28, 2007, the maximum number of options outstanding and unexercised in the 1993 Plan was 93,401.

Under the 1998 Nonstatutory Stock Option Plan (the "1998 Plan"), the Board of Directors may grant nonstatutory stock options to employees, consultants and officers upon their initial employment. The Company has a total of 1,162,987 shares reserved under the 1998 Plan for future issuance. Unless terminated sooner, the 1998 Plan will terminate automatically in June 2008.

On December 22, 2005, the Company entered into an amendment to the 1998 Plan to permit holders of certain stock options to voluntarily make irrevocable advance elections to reduce the exercise period for such stock options. These advance elections could qualify certain stock options for exemptions from the potentially unfavorable tax effects imposed by Section 409A of the Internal Revenue Code, and the proposed regulations issued thereunder (collectively, "Section 409A"). Specifically, the 1998 Plan was amended to authorize and provide the framework necessary for the implementation of a short-term deferral exercise election; that is, certain eligible stock option holders were permitted to elect to exercise stock options that vest in a given calendar year by no later than March 15th of the following year. If an option holder made this election, the stock option agreement underlying the eligible stock options subject to the election was automatically amended to the extent necessary to implement the election.

Under the 1993 Stock Plan (the "1993 Plan"), the Board of Directors may grant incentive stock options, nonstatutory stock options and stock purchase rights to employees, consultants and directors. The Company has a total of 93,401 shares reserved under the 1993 Plan for future issuance pursuant to outstanding options. The 1993 Plan terminated as to future grants in September 2003. The Board of Directors determined vesting provisions for stock purchase rights and options granted under the 1993 Plan. Stock options expire no later than ten years from the date of grant. Generally stock options vest over four years when granted to new employees. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a 90-day period, or as set forth in the option agreement, or they are forfeited. Certain of the options and stock purchase rights are exercisable immediately upon grant. However, common shares issued on exercise of options before vesting are subject to repurchase by the Company. As of January 28, 2007, no shares of common stock were subject to this repurchase provision. Other options granted under the 1993 Plan are exercisable during their term in accordance with the vesting schedules set forth in the option agreement. Unexercised forfeited shares are transferable to the 2003 Plan as provided within the 2003 Plan.

On October 28, 2005, the Company accelerated the vesting of unvested and "out-of-the-money" stock options with exercise prices equal to or greater than $10.00 per share previously awarded to its employees, including its executive officers and its directors, under the Company's equity compensation plans. Options to purchase 221,240 shares of the Company's common stock became exercisable immediately. The weighted average exercise price of the options subject to the acceleration was $14.06 per share.

The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options in future periods in its consolidated statements of operations, upon adoption of SFAS 123(R). SFAS 123(R) is effective for the Company beginning in the first quarter of fiscal 2007, and requires that compensation expense associated with stock options be recognized in the statement of operations, rather than as a footnote disclosure in the Company's consolidated financial statements. The pre-tax charge to be avoided amounts to approximately $1.8 million over the course of the original vesting periods, which on average is approximately 1.6 years from the effective date of acceleration. The acceleration of the vesting of these options did not result in a charge based on generally accepted accounting principles. The Company believes that because the accelerated options have exercise prices in excess of the current market value of the Company's common stock, the options have limited economic value and are not fully achieving their original objective of incentive compensation and employee retention.

A summary of the Company's stock option activity under the three plans, and related information for the three years ended January 28, 2007 follows:

	Number of Shares Outstanding (Options)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Balance at January 25, 2004	2,306,048	$13.30		
Granted	752,253	6.55		
Exercised	(116,683)	8.45		
Canceled	(483,728)	12.75		
Balance at January 30, 2005	2,457,890	$11.55		
Granted	715,536	2.21		
Exercised	(363,626)	3.56		
Canceled	(987,702)	13.29		
Balance at January 29, 2006	1,822,098	$ 8.52		
Granted	1,198,185	5.86		
Exercised	(91,869)	1.74		
Forfeitures and cancellations	(671,841)	10.75		
Balance at January 28, 2007	2,256,573	$ 6.73	5.68	$1,172,918
Vested and expected to vest at January 28, 2007	1,414,113	$ 7.72	5.68	$ 747,982
Exercisable at January 28, 2007	879,866	$ 9.21	5.68	$ 514,347

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing stock price of $4.34 per share at January 28, 2007, which would have been received by option holders had all option holders exercised their options that were in-the-money as of that date. The total number of in-the-money options exercisable as of January 28, 2007 was approximately 228 thousand. The aggregate intrinsic value of options exercised during the year ended January 28, 2007 was $265 thousand.

The exercise prices for options outstanding and exercisable as of January 28, 2007 and their weighted average remaining contractual lives were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices Per Share	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)	(in years)		(in thousands)	
$1.35—3.33	512	7.22	$ 2.08	217	$ 2.00
$3.34—5.10	528	4.58	$ 4.80	163	$ 4.80
$5.11—7.18	757	5.56	$ 6.53	41	$ 6.34
$7.19—12.90	149	5.99	$11.61	148	$11.63
$12.91—16.00	225	5.25	$14.83	225	$14.83
$16.01 and over	86	5.00	$18.40	86	$18.40
	2,257	5.68	$ 6.73	880	$ 9.21

Employee Stock Purchase Plan

The 2006 Employee Stock Purchase Plan and 1997 Employee Stock Purchase Plan (collectively, "ESPP") permits eligible employees to purchase common stock through payroll deductions of up to 10% of the employee's compensation. The price of common stock to be purchased under ESPP is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the relevant purchase period. To cover the exercise of vested options, the Company issues new shares from its authorized but unissued share pool. At January 28, 2007, approximately 291,641 and 0 shares were available for future purchase under the 2006 Employee Stock Purchase Plan and 1997 Employee Stock Purchase Plan, respectively.

The 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping 24-month offering periods that begin every six months. Each 24-month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant's accumulated payroll deductions. The 2006 Purchase Plan is set to expire in July 2016. The 2006 Plan is subject to an automatic increase for unexercised forfeited shares issued in the 1997 Plan.

The 1997 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping 24-month offering periods that begin every six months. Each 24-month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant's accumulated payroll deductions. The 1997 Plan terminated in March 2007. Unissued shares were transferred to the 2006 Employee Stock Purchase Plan.

In fiscal 2007, 2006 and 2005, 161,900, 138,214 and 147,261 shares, respectively, of common stock at an average price of $2.50, $2.20 and $4.80 per share, respectively, were issued under the 1997 Employee Stock Purchase Plan. There were 291,641 and 0 shares available for future purchase under the 2006 Employee Stock Purchase Plan and 1997 Employee Stock Purchase Plan, respectively, at January 28, 2007.

Stock-Based Compensation Expense

The following table shows total stock-based compensation expense included in the accompanying Consolidated Condensed Financial Statements for the year-ended January 28, 2007, January 29, 2006 and January 30, 2005.

	January 28, 2007	January 29, 2006	January 30, 2005
		(in thousands)	
Cost of revenue	$ 20	$—	8
Research and development	896	314	240
Sales, general and administrative	542	186	126
Income tax benefit	—	—	—
Total	$1,458	$500	374

Total compensation cost related to unvested stock-based awards granted to employees under the stock option plans but not yet recognized as of January 28, 2007 was approximately $2.3 million after estimated forfeitures. The cost will be recognized on a straight-line basis over an estimated weighted average period of approximately 3.17 years for stock options and will be adjusted if necessary in subsequent periods if actual forfeitures differ from those estimates.

Total compensation cost related to options to purchase common shares under the ESPP but not yet recognized as of January 28, 2007 was approximately $661 thousand. This cost will be recognized on a straight-line basis over a weighted-average period of approximately 2 years.

Before January 30, 2006, the Company elected to follow the intrinsic value method in accounting for its employee stock awards. Under the intrinsic value method, when the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of grant, no compensation was recognized.

Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, the Company's fiscal 2006 net loss and loss per share would have increased by approximately $4.6 million, or $0.65 per share. The Company's fiscal 2005 net loss and loss per share would have increased by approximately $3.6 million, or $0.55 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period and stock purchased under the 1997 Employee Stock Purchase Plan is amortized over the six-month purchase period.

There were no options granted during fiscal 2007 or fiscal 2006 with an exercise price less than the market price at the date of grant. The weighted average fair value of options granted during fiscal 2005 with an exercise price less than the market price at the date of grant was $3.80 per share. The weighted average fair value of options granted during fiscal 2007, 2006, and 2005 with exercise prices equal to the market price at the date of grant is $5.86, $2.21, and $9.65 per share, respectively.

Deferred Stock Compensation

In connection with the grant of certain stock options to employees in fiscal 2005, the Company recorded deferred stock compensation of $1,493,000 for the difference between the fair value of common stock at the date of grant and the option exercise price. These amounts are presented as a credit to additional paid-in capital with an offsetting debit to deferred stock compensation included in stockholders' equity and are amortized over the vesting period of the related options. In fiscal 2006 and 2005, $348,000 and $434,000, respectively, was recorded as a reduction to deferred stock compensation to reflect the unamortized portion of deferred stock compensation related to the cancellation of unvested options upon employee terminations.

5. SAVINGS PLAN

The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may contribute up to 60% of their pre-tax salaries per year, but not more than the statutory limits. Before January 1, 2003, the Company contributed $0.30 for every dollar the employee contributed to the plan up to the first 6% of earnings. The Company stopped the employer match as of January 1, 2003. The Company made no matching contributions to employees in fiscal 2007, 2006 and 2005.

6. IMPAIRMENT CHARGES FOR INTANGIBLE ASSETS

There were no intangible assets outstanding as of January 28, 2007 and January 29, 2006, respectively.

Amortization expense for other intangible assets was $0, $0 and $1,642 thousand in fiscal 2007, 2006 and 2005, respectively.

During the fourth quarter of fiscal 2005 the Company determined that certain licensed intellectual property was impaired and recorded an impairment charge of $1.5 million, of which $0.1 million was charged to cost of sales for licensed intellectual property that related to products currently in production. The impairment was caused by a decline in the related sales forecasts of products associated with the licensed intellectual property. The impairment charge recorded represents the amount by which the carrying amount of the licensed intellectual property exceeded its fair value, which was determined based on the Company's estimated discounted future cash flows identifiable to the licensed intellectual property.

7. OBLIGATIONS UNDER CAPITAL LEASES

In fiscal 2003, the Company entered into capital leases for software licenses used in the design of semiconductors. In March 2004 and October 2004, the Company entered into new capital lease agreements adding additional software and extending the terms of two of the Company's existing leases. In January 2007, the Company entered into a new capital lease to replace an expiring lease. Obligations under capital leases represent the present value of future payments under the lease agreements. Property, plant and equipment include the following amounts for leases that have been capitalized:

Year Ended	January 28, 2007	January 29, 2006
	(in thousands)	
Property, plant and equipment under capital lease	$ 4,899	$ 4,243
Accumulated depreciation	(3,625)	(2,229)
Net property, plant and equipment under capital lease	$ 1,274	$ 2,014

Amounts capitalized under leases are being amortized over a three-year period and included as part of depreciation expense.

Annual Report

Future minimum payments under the capital leases consist of the following as of January 28, 2007:

(in thousands)	
2008	$ 933
2009	354
2010	354
Total minimum lease payments	1,641
Less: amount representing interest	(120)
Present value of net minimum lease payments	1,521
Less: current portion	(866)
Long-term portion	$ 655

8. MANDATORILY REDEEMABLE SERIES B CONVERTIBLE PREFERRED STOCK

On August 20, 2004, the Company issued 5,000 shares of Mandatorily Redeemable Series B Convertible Preferred Stock (the "Series B Preferred Stock"), Series A Warrants for the purchase of 321,739 shares of common stock at $8.20 per share, and Series B Warrants for the purchase of 200,000 shares of common stock at $8.00 per share for an aggregate cash purchase price of $5,000,000. After deducting certain transaction costs of $65,000, net cash proceeds received by the Company were $4,935,000. In addition, the Company incurred out-of-pocket expenses of approximately $392,000 related to the financing. The Series B Preferred Stock was convertible at the option of the investor into 869,565 shares of the Company's Common Stock at a conversion price of $5.75 per share, and was subject to certain anti-dilution provisions. The Series B Preferred Stock would have matured on August 20, 2007. The Series B Preferred Stock was redeemable by the Company for a mandatory payment of $5 million three years from the issue date of August 20, 2004 if the conversion option had not been exercised. The Series B Preferred Stock had liquidation preferences over the Company's Common Stock and had no voting rights. Furthermore, while the Preferred Stock remained outstanding, provisions of the Preferred Stock limited our ability to issue any security with seniority to or parity with the Preferred Stock. In addition, there were restrictions on dividend payments as long as the Series B Convertible Preferred Stock remained outstanding. The holder converted *all of* the Preferred Stock into 869,565 shares of the Company's Common Stock in December 2005. The Series A Warrants to purchase common stock are exercisable for five years from the date of issuance. The Series B Warrants to purchase common stock were only exercisable until 90 days after the date that the registration statement relating to the common shares underlying the securities issued in this transaction was declared effective by the Securities and Exchange Commission. On September 24, 2004, this registration statement was declared effective and the Series B Warrants expired unexercised on December 26, 2004.

In accordance with SFAS 150, the Company classified the estimated fair value of the Mandatorily Redeemable Series B Convertible Preferred Stock as a liability. The Company estimated the fair values of the Series B Preferred Stock and the Series A and B Warrants and allocated the net proceeds of $4,935,000 based on relative fair values in accordance with EITF 00-27 "Application to EITF Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27") and calculated the intrinsic value of the conversion option embedded within the convertible preferred stock using the effective conversion price of $5.75 per common share. The intrinsic value of the beneficial conversion option calculated was $1,203,000 and the fair value allocated to the Series A and Series B warrants was $1,153,000. The fair value allocated to the warrants and the intrinsic value of the beneficial conversion option were recorded as credits to additional paid-in capital in stockholders' equity on the consolidated balance sheet with an offsetting amount of $2,356,000 treated as a discount and a reduction in the $5 million liability recorded for the Mandatorily Redeemable Series B Convertible Preferred Stock. The discount was amortized using the effective interest rate method in accordance with EITF 00-27. The net recorded liability of $2,644,000 for the Mandatorily Redeemable Series B Convertible Preferred Stock was accreting to the redemption value of $5 million through charges to interest expense over the three-year period until mandatory redemption. The holder converted all of the Series B Preferred Stock into 869,565 shares of the Company's Common Stock in December 2005. The Company recognized the remaining unamortized debt discount as interest expense upon conversion in accordance with EITF 00-27. The Company reclassified the remaining $5 million liability recorded for the Mandatorily Redeemable Series B Convertible Preferred Stock to Common Stock and Paid-in-Capital upon conversion. The Company accreted and recognized interest expense on conversion totaling $2.0 million in fiscal 2006. The Company accreted interest expense of $327,000 during fiscal 2005.

The Company's out-of-pocket expenses of approximately $392,000 related to the financing were recorded as deferred financing costs on the consolidated balance sheets with $131,000 recorded in current assets. The Company recognized the unamortized deferred financing costs as interest expense upon conversion. The Company recorded amortization of deferred financing costs and recognized interest expense on conversion totaling $337,000 in fiscal 2006. The Company recorded amortization of the deferred financing costs to interest expense of $54,000 during fiscal 2005.

9. EQUITY FINANCING

On December 16, 2005, NeoMagic closed the sale and issuance of (i) 1,500,000 shares of its Common Stock, $.001 par value (the "2005 Shares"), and (ii) warrants to purchase 749,996 shares of Common Stock at an exercise price of $9.00 per share (the "2005 Warrants"). The Company sold and issued the 2005 Shares and the 2005 Warrants for an aggregate offering price of $9 million. After deducting offering costs, net cash proceeds received by the Company were $8.4 million.

The 2005 Warrants provide that each holder of a 2005 Warrant may exercise its 2005 Warrant for shares of Common Stock at an exercise price of $9.00 per share. Each 2005 Warrant was not exercisable until June 16, 2006. The 2005 Warrants provide for adjustments to the exercise price and number of shares for which the 2005 Warrants may be exercised in certain circumstances, including stock splits, stock dividends, certain distributions, reclassifications and, subject to a minimum price of $7.79 per share.

The proceeds were allocated between the 2005 Shares and the 2005 Warrants based on their respective fair values. The 2005 Warrants were classified as equity in accordance with EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock" ("EITF 00-19"). As both the 2005 Shares and 2005 Warrants are equity instruments, the proceeds from the issuance were allocated on the relative fair value method; however, the Company is aggregating them for financial reporting purposes. This financing transaction is shown on the Statement of Stockholders' Equity as Proceeds from issuance of common stock with detachable warrants for the year-ended January 29, 2006.

Investor agreements associated with the December 16, 2005 financing required NeoMagic to register the 2005 Shares and 2005 Warrants for resale with the SEC. The registration statement for the 2005 Shares and 2005 Warrants was declared effective on January 25, 2006. The investor agreements also require NeoMagic to maintain the effectiveness of the registration statement. If the registration statement does not remain effective, NeoMagic could be required to pay liquidated damages to investors that participated in the December 16, 2005 financing, capped at a maximum of 12% of the subscription amount paid by the investors.

10. WARRANT LIABILITY

On December 6, 2006, NeoMagic closed the sale and issuance of (i) 2,500,000 shares of its Common Stock, $.001 par value (the " 2006 Shares"), and (ii) warrants to purchase 1,250,000 shares of Common Stock at an exercise price of $5.20 per share (the "2006 Warrants"). The Company sold and issued the 2006 Shares and the 2006 Warrants for an aggregate offering price before deducting any expenses of $11,450,000. After deducting offering costs, net cash proceeds received by the Company were $10.5 million. The issuance and sale of the 2006 Shares and the 2006 Warrants was registered under a shelf Registration Statement on Form S-3, which was declared effective on October 31, 2006 (the "Primary S-3").

The 2006 Warrants provide that each holder of a 2006 Warrant may exercise its 2006 Warrant for shares of Common Stock at an exercise price of $5.20 per share. No 2006 Warrant is exercisable until one year after its initial issuance, unless the Primary S-3 continues to be effective, in which case they can be exercised beginning six months after their initial issuance. Whether the Primary S-3 continues to be effective depends on whether the Company meets the eligibility requirements of Form S-3 with respect to primary offerings as of the time of filing its Form 10-K for the fiscal year ended January 28, 2007. The 2006 Warrants provide for adjustments to the exercise price and number of shares for which the 2006 Warrants may be exercised in certain circumstances, including stock splits, stock dividends, certain distributions, reclassifications and, subject to a minimum price of $4.58, dilutive issuances (i.e., price based anti-dilution adjustments).

The 2006 Warrants were classified as a liability in accordance with EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock" ("EITF 00-19"). If the Primary S-3 continues to be effective, the Company would be obligated to net share or physically settle the contract only by delivering registered shares. Under EITF 00-19, if the Company must settle the contract by delivering registered shares, it is assumed that the Company will be required to net-cash settle the contract. As a result the 2006 Warrants are required to be classified as a liability. The fair value of the 2006 Warrants was estimated to be $5.7 million at the date of issue using the Black Scholes option pricing model with the following assumptions: risk-free interest rate of 4.53%; no dividend yield; an expected life of 5 years; and a volatility factor of 94.9%. The Company is required to revalue the 2006 Warrants at the end of each reporting period with the change in value reported on the statement of operations as a "change in fair value on revaluation of warrant liability" in the period in which the change occurred. For fiscal 2007, the Company recognized a gain on the change in fair value on revaluation of warrant liability of $1.8 million. Since the warrants are classified as a liability, the proceeds allocated to equity were the gross proceeds of $11,450,000 less the fair value of the warrants of $5,688,000 and less the offering costs allocated to the warrants of $273,000. The total offering costs of $974,000 were allocated between the 2006 Warrants and the common stock based on their respective fair values. Offering costs of $273,000 were allocated to the 2006 Warrants and reported as interest expense in the statement of operations for fiscal 2007.

11. COMMITMENTS AND CONTINGENCIES

Commitments

In May 1996, the Company moved its principal headquarters to a new facility in Santa Clara, California, under a non-cancelable operating lease that expired in April 2003. In January 1998, the Company entered into a second non-cancelable operating lease for an adjacent building, which became its new corporate headquarters. This lease had a co-terminus provision with the original lease that expired in April 2003. In March 2002, the Company extended the term for 45,000 square feet under this lease for another seven years with a termination date of April 2010. The Company leases offices in Israel and India under operating leases that expire September 2007 and December 2008, respectively. Future minimum lease payments under operating leases are as follows:

(in thousands)	
Fiscal 2008*	$1,174
Fiscal 2009*	1,121
Fiscal 2010	1,100
Fiscal 2011	277
Fiscal 2012	—
Thereafter	—
Total minimum lease payments	$3,672

* Net of sublease income for sub-leasing 10,000 square feet in the Company's Santa Clara facility for a two-year period starting on March 15, 2005 for $12,000 per month and for a period of 19 months and 15 days starting on March 16, 2007 for $16,500 per month.

Net rent expense under operating leases was $1,074,000, $1,069,000 and $1,196,000 in fiscal 2007, 2006 and 2005, respectively.

12. SIGNIFICANT CUSTOMERS AND EXPORT SALES

Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States, and foreign manufacturers that sell to United States-based OEMs) accounted for 77%, 60% and 91% of product revenue in fiscal 2007, 2006 and 2005, respectively. The Company expects that export sales will continue to represent a significant portion of product revenue, although the Company cannot assure you that export sales as a percentage of product revenue will remain at current levels. All sales transactions were denominated in United States dollars. The following is a summary of the Company's product revenue by major geographic area:

	Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
Japan	0%	5%	12%
Taiwan	33%	26%	47%
Hong Kong	0%	0%	25%
Korea	15%	0%	0%
Singapore	13%	4%	0%
United States	23%	40%	9%
England	13%	15%	7%
Sweden	3%	10%	0%

The following customers accounted for more than 10% of product revenue:

	Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
Edom Technology Co.**	34%	21%	33%
Exadigm Inc.	*	32%	*
Premier Microelectronics Europe LTD**	12%	15%	*
Silicon Media, Inc.**	*	*	8%
ESS Technology International, Inc.	*	*	26%
Premier Components Distribution**	21%	*	*
Silicon Alliance Int.**	*	*	13%

* represents less than 10% of product revenue

** customer is a distributor

13. RELATED PARTY TRANSACTIONS

Paul Richman served as a member of the NeoMagic Board of Directors from April 2002 through December 2004. As of December 2004, Mr. Richman was no longer a related party. During this time, Mr. Richman also served as CEO of The Consortium for Technology Licensing, Ltd. ("The Consortium"). In April 2002, The Consortium began performing services for NeoMagic as its exclusive patent licensing agent. In conjunction with these services, Mr. Richman was reimbursed for the expenses he incurred and paid approximately $9,000 and $4,000 during fiscal years 2005 and 2004, respectively. Mr. Richman no longer serves as a Board member of the Company; however, NeoMagic continues to work with The Consortium as the Company's exclusive patent licensing agent and completed a patent sale with The Consortium in April 2005 and a patent licensing agreement in September 2005 for which NeoMagic paid $3.8 million of fees to the Consortium, which is not a related party at this time.

14. CASH FLOW STATEMENT

Years Ended	January 28, 2007	January 29, 2006	January 30, 2005
		(in thousands)	
Supplemental schedules of cash flow information Cash paid during the year for:			
Interest	$124	$229	$146
Taxes paid	$ 29	$ 25	$ 21

During the fourth quarter of fiscal 2007, the Company entered into a new capital lease in the amount of $0.9 million, replacing an existing lease set to expire. During fiscal 2005, the Company entered into new capital lease agreements in the amount of $4.8 million. These new capital leases replaced two of the Company's capital leases entered into in fiscal 2003 by adding additional software and extending the terms of the leases.

In December 2005, the Series B Convertible Preferred Stock was converted by the holder into 869,565 shares of the Company's Common Stock.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
NeoMagic Corporation:

We have audited the accompanying consolidated balance sheets of NeoMagic Corporation and subsidiaries as of January 28, 2007 and January 29, 2006, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended January 28, 2007. Our audits also included the financial statement schedule listed in the Index at accompanying Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NeoMagic Corporation and subsidiaries as of January 28, 2007 and January 29, 2006, and the results of their operations and their cash flows for each of the two years in the period ended January 28, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 30, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payments.

/s/ Stonefield Josephson, Inc.

San Francisco, California
April 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
NeoMagic Corporation

We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of NeoMagic Corporation for the year ended January 30, 2005. Our audits also included the financial statement schedule for the year ended January 30, 2005 listed in the Index at Item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, shareholders' equity and cash flows of NeoMagic Corporation for the year ended January 30, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended January 30, 2005, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Jose, California
April 22, 2005

NeoMagic Corporation

Selected Quarterly Data

Fiscal 2007	Quarter 1st	2nd	3rd	4th
	(unaudited, in thousands except per share data)			
Product revenue	$ 86	$ 177	$ 192	$ 117
Licensing revenue	—	—	—	—
Total revenue	86	177	192	117
Cost of product revenue	86	115	197	126
Cost of licensing revenue	—	—	—	—
Total cost of revenue	86	115	197	126
Gross profit (loss)	—	62	(5)	(9)
Operating expenses:				
Research and development	3,284	3,831	3,171	3,477
Sales, general and administrative	1,940	1,706	1,236	1,198
Gain on sale of patents	—	(1,044)	—	—
Total operating expenses	5,224	4,493	4,407	4,675
Loss from operations	(5,224)	(4,431)	(4,412)	(4,684)
Interest income and other	270	234	180	231
Interest expense	(37)	(29)	(23)	(292)
Change in fair value on revaluation of warrant liability	—	—	—	1,835
Loss before income taxes	(4,991)	(4,226)	(4,255)	(2,910)
Income tax expense	16	14	13	94
Net loss	$(5,007)	$(4,240)	$(4,268)	$(3,004)
Basic net loss per share (1)	$ (0.53)	$ (0.44)	$ (0.44)	$ (0.27)
Diluted net loss per share (1)	$ (0.53)	$ (0.44)	$ (0.44	$ (0.27)
Weighted common shares outstanding (1)	9,521	9,579	9,630	11,329
Weighted average common shares outstanding assuming dilution (1)	9,521	9,579	9,630	11,329

Fiscal 2006	1st	2nd	3rd	4th
Product revenue	$ 299	$ 301	$ 158	$ 104
Licensing revenue	—	—	8,490	—
Total revenue	299	301	8,648	104
Cost of product revenue	332	304	147	101
Cost of licensing revenue	—	—	2,861	—
Total cost of revenue	332	304	3,008	101
Gross profit (loss)	(33)	(3)	5,640	3
Operating expenses:				
Research and development	3,083	3,147	2,980	3,193
Sales, general and administrative	1,790	1,310	1,767	2,049
Gain on sale of patents	(3,481)	—	—	—
Total operating expenses	1,392	4,457	4,747	5,242
Income (loss) from operations	(1,425)	(4,460)	893	(5,239)
Interest income and other	117	177	192	238
Interest expense	(288)	(132)	(256)	(1,893)
Income (loss) before income taxes	(1,596)	(4,415)	829	(6,894)
Income tax expense (benefit)	49	50	50	(2,919)
Net income (loss)	$(1,645)	$(4,465)	$ 779	$(3,975)
Basic net loss per share (1)	$ (.25)	$ (.67)	$ 0.12	$ (0.48)
Diluted net loss per share (1)	$ (.25)	$ (.67)	$ 0.11	$ (0.48)
Weighted common shares outstanding (1)	6,647	6,694	6,740	8,217
Weighted average common shares outstanding assuming dilution (1)	6,647	6,694	6,882	8,217

(1) See Note 1 and 2 of Notes to Consolidated Financial Statements.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

During the fourth quarter of fiscal 2007, there were no changes in our internal controls over financial reporting that occurred that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions.

Item 9B. Other Information

None.

PART III

Certain information required by Part III is incorporated by reference to the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2007 Annual Meeting of Stockholders (the "Proxy Statement").

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item with respect to directors is contained in the section entitled "Election of Directors" in the Proxy Statement and is incorporated herein by reference. The required information concerning executive officers of the Company is contained in the section entitled "Management" in Item 1 of Part I of this Form 10-K and is incorporated into this Item 10 of Part III by reference. The information about the Audit Committee and any Audit Committee financial experts required by this Item is contained in the section titled "Board Meetings and Committees" in the Proxy Statement and is incorporated by reference herein.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Exchange Act. This disclosure is contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

We have adopted a Code of Ethics for all directors, officers and employees to govern their professional and ethical conduct. The Code of Ethics is posted on our website at *http://www.neomagic.com*. The Company will post any amendments to or waivers of the Code of Ethics on the website.

Item 11. EXECUTIVE COMPENSATION.

The information required by this section relating to executive compensation and transactions is contained in the sections titled "Election of Directors," "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Discussion and Analysis" in the Proxy Statement and is incorporated herein by reference. In addition, the section in the Proxy Statement titled "Compensation Committee Report" is incorporated by reference into this Item, but shall not be deemed incorporated by reference into any other SEC filings, shall not be deemed "soliciting material" and shall not be deemed "filed" with the SEC.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this section is contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

The equity compensation plan table is contained in Item 5 of Part II of this Form 10-K and is incorporated into this Item 12 of Part III by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this section is contained in the sections titled "Certain Relationships and Related Party Transactions" and "Board Meetings and Committees" in the Proxy Statement and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this section is contained in the section entitled "Principal Accounting Fees and Services" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

   See Index to Consolidated Financial Statements in part II, Item 8.

2. Financial Statement Schedule.

   See "Schedule II- Valuation and Qualifying Accounts" on Page 70 of this Form 10-K.

3. Exhibits

   The exhibits listed in the index to exhibits immediately following the signature pages are filed or incorporated by reference as a part of this report.

(b) Exhibits.

See Item 15(a)(3).

(c) Financial Statement Schedule.

See Item 15(a)(2).

Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on April 30, 2007.

NEOMAGIC CORPORATION

By: /s/ H. ROBERT NEWMAN

H. ROBERT NEWMAN
Acting Chief Financial Officer (Acting Principal Financial Officer)

Date: April 30, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Douglas R. Young and H. Robert Newman, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and on his or her behalf to sign, execute and file this Form 10-K and any or all amendments (including, without limitation, post-effective amendments) to this Form 10-K, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ DOUGLAS R. YOUNG **Douglas R. Young**	President, Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2007
/s/ H. ROBERT NEWMAN **H. Robert Newman**	Acting Chief Financial Officer (Acting Principal Financial Officer and Acting Principal Accounting Officer)	April 30, 2007
/s/ SYED ZAIDI **Syed Zaidi**	Vice President Corporate Engineering and Chief Operating Officer, Director	April 30, 2007
/s/ ANIL GUPTA **Anil Gupta**	Director	April 30, 2007
/s/ CARL STORK **Carl Stork**	Director	April 30, 2007
/s/ STEVE VALENZUELA **Steve Valenzuela**	Director	April 30, 2007
/s/ BRETT MOYER **Brett Moyer**	Director	April 30, 2007

EXHIBIT INDEX

The following Exhibits are filed as part of, or incorporated by reference into, this Report:

Number	Description
1.1(16)	Placement Agency Agreement, dated as of November 30, 2006, between the Company and A.G. Edwards & Sons, Inc.
3.1(10)	Amended and Restated Certificate of Incorporation.
3.2(17)	Bylaws.
4.1 (5)	Preferred Stock Rights Agreement dated December 19, 2002, between the Company and EquiServe Trust Company, N.A.
4.2 (8)	Amendment to Rights Agreement, dated as of August 20, 2004, between the Company and EquiServe Trust Company, N.A.
4.3(18)	Amendment No. 3 to Rights Agreement, dated as of April 6, 2007, between the Company and EquiServe Trust Company, N.A.
4.4(7)	Series A Warrant to Satellite Strategic Finance Associates, LLC, dated August 20, 2004.
4.5(7)	Series B Warrant to Satellite Strategic Finance Associates, LLC, dated August 20, 2004.
4.6(7)	Registration Rights Agreement dated August 19, 2004 by and between the Company and Satellite Strategic Finance Associates, LLC.
4.7(4)	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock.
4.8(7)	Amended and Restated Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock dated August 20, 2004.
4.9(11)	Registration Rights Agreement dated December 13, 2005 by and between the Company and named Private Investors.
4.10(11)	Warrant to Registration Rights Agreement dated December 13, 2005.
4.11(16)	Form of Warrant.
10.1(1)	Form of Indemnification Agreement entered into by the Company with each of its directors and executive officers.
10.2(2)	Lease Agreement, dated as of October 9, 1997, between the Company and A&P Family Investments, as landlord for the leased premises located at 3250 Jay Street.
10.3(1)	Amended and Restated 1993 Stock Plan and related agreements.
10.4(1)	Lease Agreement, dated as of February 5, 1996, between the Company and A&P Family Investments, as landlord.
10.5(1)	1997 Employee Stock Purchase Plan, with exhibit.
10.6(12)	1998 Nonstatutory Stock Option Plan amended December 22, 2005.
10.7(7)	2003 Stock Option Plan.
10.8(4)	Amendment No. 1, dated as of February 26, 2002, between the Company and A&P Family Investments, as landlord for the leased premises located at 3250 Jay Street.
10.9(8)	Securities Purchase Agreement dated August 19, 2004 by and between the Company and Satellite Strategic Finance Associates, LLC.

Annual Report

Number	Description
10.10(8)	Amended and Restated Patent Licensing Agreement dated March 28, 2005 by and between the Company and The Consortium for Technology Licensing, Ltd.
10.11(8)	Patent Purchase Agreement dated April 6, 2005 by and between the Company and Faust Communications, LLC.
10.12(9)	Settlement Agreement and Release dated May 31, 2005 between the Company and Prakash Agarwal.
10.13(10)	Patent License Agreement dated September 1, 2005 between the Company and Sony Corporation.
10.14(11)	Securities Purchase Agreement dated December 13, 2005 by and between the Company and named Private Investors.
10.15(12)	Form of Retention Bonus Agreement, dated as of January 13, 2006.
10.16(13)	Employment Agreement dated May 1, 2006 between NeoMagic Corporation and Douglas R. Young.
10.17(13)	Employment Agreement dated May 1, 2006 between NeoMagic Corporation and Scott Sullinger.
10.18(14)	2006 Employee Stock Purchase Plan.
10.19(15)	Form of Bonus Agreement.
10.20(15)	Patent Sale Agreement dated June 22, 2006 by and between NeoMagic Corporation and Samsung Electronics Co. Ltd.
10.21(16)	Form of Subscription Agreement, dated as of November 30, 2006, between the Company and the investor signatories thereto.
21.1	NeoMagic Subsidiaries
23.1	Consent of Stonefield Josephson, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young, Independent Registered Public Accounting Firm
24.1	Power of Attorney (see signature page on page 66)
31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the Company's registration statement on Form S-1, registration no. 333-20031.

(2) Incorporated by reference to the Company's Form 10-Q for the period ended October 26, 1997.

(3) Incorporated by reference to the Company's Form 10-Q for the quarter ended October 27, 2002.

(4) Incorporated by reference to the Company's Form 8-A filed December 23, 2002.

(5) Incorporated by reference to the Company's Form 8-K filed December 23, 2002.

(6) Incorporated by reference to the Company's S-8 registration statement filed September 22, 2003.

(7) Incorporated by reference to the Company's Form 8-K filed August 20, 2004.

(8) Incorporated by reference to the Company's Form 8-A/A filed August 23, 2004.

(9) Incorporated by reference to the Company's Form 10-Q for the quarter ended July 31, 2005.

(10) Incorporated by reference to the Company's Form 10-Q for the quarter ended October 30, 2005.

(11) Incorporated by reference to the Company's Form 8-K filed December 16, 2005.

(12) Incorporated by reference to the Company's Form *8-K filed January 19, 2006.*

(13) Incorporated by reference to the Company's Form *8-K filed May 4, 2006.*

(14) Incorporated by reference to the Company's definitive proxy statement file pursuant to section 14A of the Securities Exchange Act of 1934 on May 26, 2006.

(15) Incorporated by reference to the Company's Form 10-Q for the quarter ended July 30, 2006.

(16) Incorporated by reference to the Company's Form 8-K filed December 1, 2006.

(17) Incorporated by reference to the Company's Form 8-K filed April 12, 2007.

(18) Incorporated by reference to the Company's Form 8-A/A filed April 12, 2007.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED JANUARY 28, 2007, JANUARY 29, 2006 AND JANUARY 30, 2005
(In thousands)

	Balance at Beginning of Year	Additions Charged to Costs and Expense	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year ended January 30, 2005	$—	$—	$—	$—
Year ended January 29, 2006	$—	$—	$—	$—
Year ended January 28, 2007	$—	$—	$—	$—

Annual Report

Board of Directors

Douglas R. Young
President & CEO

Dr. Anil K. Gupta
Professor
University of Maryland

Brett Moyer
President & CEO
Focus Enhancements, Inc.

Carl Stork
CEO
Digital Domain

Steve Valenzuela
Vice President, Finance & CFO
Rainmaker Systems

Syed Zaidi
COO

Corporate Officers

Douglas R. Young
President & CEO

H. Robert Newman
CFO

Deepraj Puar
VP, Operations

Syed Zaidi
Vice President, Corporate Engineering
COO

Corporate Headquarters

NeoMagic Corporation
3250 Jay Street
Santa Clara, CA 95054
Telephone: 408-988-7020

Development Offices

NeoMagic Israel Ltd.
Netanya, Israel

NeoMagic Semiconductor India Pvt. Ltd.
Noida, India

Register and Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Shareholder Inquiries (781) 575-2879
www.computershare.com

Legal Counsel

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Independent Auditors

Stonefield Josephson, Inc.
101 Montgomery Street, Suite 1900
San Francisco, CA 94104

Common Stock

Nasdaq Symbol: NMGC

Investor Information

www.neomagic.com
ir@neomagic.com

Form 10-K

A copy of the Company's current Form 10-K as filed with the Securities and Exchange Commission is included in this document. Additional copies may be obtained without charge by writing:

NeoMagic Corporation
Investor Relations
3250 Jay Street
Santa Clara, CA 95054

Or by calling 408-988-7020 ext. 1

Or by visiting our website at
www.neomagic.com

END

NEOMAGIC CORPORATION